                                                      FILED PURSUANT TO
                                                      RULE 424 (B) (2)
                                                      REGISTRATION NO: 333-68720

[LOGO OF MANUFACTURERS BANK OF FLORIDA]                         Corporate Office
4144 North Armenia Avenue
Tampa, Florida 33607
(813) 877-4600

                         MANUFACTURERS BANCSHARES, INC.

                               SEPTEMBER 21, 2001

Dear Shareholder:

   You are cordially invited to attend the Special Meeting of Shareholders of Manufacturers Bancshares, Inc., which will be held on October 24, 2001, at 10:00 a.m. local time. The special meeting will be held at our main office, located at 4144 North Armenia Avenue, Tampa, Florida.

   At the special meeting, you will be asked to consider and vote on approval of an Agreement and Plan of Merger, dated as of June 18, 2001, between Manufacturers and The Colonial BancGroup, Inc. The agreement provides for us to merge with BancGroup. In the merger, you will receive whole shares of BancGroup common stock in exchange for shares of Manufacturers common stock held by you. Each share of Manufacturers common stock outstanding at the effective time of the merger will be converted into the right to receive 1.60 shares of BancGroup common stock. This amount is subject to adjustment based upon the market value of BancGroup common stock during the trading period shortly before the merger. Cash will be paid for any fractional shares.

   Please see the attached proxy statement and prospectus for a complete description of the terms of the merger and the formula for converting shares of Manufacturers common stock into shares of BancGroup common stock in the merger.

   Your board of directors has unanimously approved the agreement as being in the best interests of Manufacturers shareholders and recommends that you vote in favor of the approval of the agreement.

   Additional information regarding the agreement, the merger, Manufacturers and BancGroup is set forth in the attached proxy statement. This document also serves as the prospectus for the shares of BancGroup common stock to be issued in connection with the merger. Please read these materials and carefully consider the information contained in them.

   The affirmative vote of the holders of a majority of the outstanding shares of Manufacturers common stock is required to approve the agreement. Accordingly, your vote is important no matter how large or small your holdings may be. Whether or not you plan to attend the special meeting, you are urged to complete, sign and promptly return the enclosed proxy card to assure that your shares will be voted at the special meeting. If you attend the special meeting, you may vote in person if you wish, and your proxy will not be used.

                                          Sincerely,

                                          /s/ Anthony F. Gonzalez
                                          Anthony F. Gonzalez
                                          Chairman of the Board and CEO

[LOGO OF MANUFACTURERS BANK OF FLORIDA]
4144 North Armenia Avenue
Tampa, Florida 33607
(813) 877-4600

                         MANUFACTURERS BANCSHARES, INC.

                               ----------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                 To Be Held on October 24, 2001, at 10:00 a.m.

                               ----------------

   NOTICE IS HEREBY GIVEN that a special meeting of shareholders of Manufacturers Bancshares, Inc. will be held at its main office at 4144 North Armenia Avenue, Tampa, Florida, on October 24, 2001, at 10:00 a.m., local time, for the following purposes:

   1. Merger. To consider and vote upon the authorization, adoption and approval of the Agreement and Plan of Merger, dated June 18, 2001, by and between The Colonial BancGroup, Inc. and Manufacturers Bancshares, Inc. Colonial BancGroup will be the surviving corporation in the merger. At the time of the merger, each share of your Manufacturers common stock will be converted into the right to receive the number shares of Colonial BancGroup common stock as determined in accordance with the terms of the Agreement and Plan of Merger, with cash paid in lieu of fractional shares at the market value of such fractional shares, as described more fully in the accompanying Proxy Statement and Prospectus. The Agreement is attached to the Proxy Statement and Prospectus as Appendix A.

   2. Other Matters. To transact such other business as may properly come before the Special Meeting or any adjournments or postponements thereof.

   We have fixed the close of business on September 10, 2001, as the record date for the determination of shareholders entitled to notice of and to vote at the Special Meeting. Only our holders of record at the close of business on that date will be entitled to notice of and to vote at the Special Meeting or any adjournments or postponements thereof. You are entitled to assert dissenters' rights pursuant to the Florida Business Corporation Act. A copy of the dissenters' rights provisions is attached to the enclosed Proxy Statement and Prospectus as Appendix B.

   You are cordially invited to attend the Special Meeting, but whether or not you plan to attend, please complete and sign the enclosed form of proxy and mail it promptly in the enclosed envelope. The proxy may be revoked at any time by filing a written revocation with our president, by executing a later dated proxy and delivering it to our president, or by attending the Special Meeting and voting in person.

                                          BY ORDER OF THE BOARD OF DIRECTORS

                                          /s/ Anthony F. Gonzalez
                                          Anthony F. Gonzalez
                                          Chairman of the Board and CEO

                                          September 21, 2001

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
SUMMARY....................................................................   3
A WARNING ABOUT FORWARD-LOOKING STATEMENTS.................................  10
THE SPECIAL MEETING........................................................  11
 General...................................................................  11
 Record Date; Shares Entitled to Vote; Vote Required for the Merger........  11
 Solicitation, Voting and Revocation of Proxies............................  12
 Effect of Merger on Outstanding BancGroup Common Stock....................  12
THE MERGER.................................................................  14
 General...................................................................  14
 Background of and Reasons for the Merger..................................  14
 Fairness Opinion of Allen C. Ewing & Co...................................  15
 Recommendation of the Board of Directors of Manufacturers.................  19
 BancGroup's Reasons for the Merger........................................  19
 Interests of Certain Persons in the Merger................................  19
 Conversion of Manufacturers Common Stock..................................  20
 Surrender of Manufacturers Common Stock Certificates......................  22
 Certain Federal Income Tax Consequences...................................  22
 Other Possible Consequences...............................................  24
 Conditions to Consummation of the Merger..................................  24
 Amendment or Termination of Agreement.....................................  25
 Commitment with Respect to Other Offers...................................  25
 Regulatory Approvals......................................................  25
 Conduct of Business Pending the Merger....................................  28
 Indemnification...........................................................  29
 Rights of Dissenting Shareholders.........................................  29
 Resale of BancGroup Common Stock Issued in the Merger.....................  31
 Accounting Treatment......................................................  32
 Manufacturers Trust Securities............................................  32
 NYSE Reporting of BancGroup Common Stock Issued in the Merger.............  32
 Treatment of Manufacturers Options........................................  32
COMPARATIVE MARKET PRICES AND DIVIDENDS....................................  34
BANCGROUP CAPITAL STOCK AND DEBENTURES.....................................  35
 BancGroup Common Stock....................................................  36
 Preferred Stock...........................................................  36
 BancGroup Debt............................................................  37
 Changes in Control........................................................  37
COMPARATIVE RIGHTS OF SHAREHOLDERS.........................................  39
 Director Elections........................................................  40
 Removal of Directors......................................................  40
 Voting....................................................................  40
 Preemptive Rights.........................................................  40
 Directors' Liability......................................................  40
 Indemnification...........................................................  41
 Special Meetings of Shareholders; Action Without a Meeting................  42
 Mergers, Share Exchanges and Sales of Assets..............................  42
 Amendment of Certificate of Incorporation and Bylaws......................  42
 Rights of Dissenting Stockholders.........................................  43

                                                                            Page
                                                                            ----
 Preferred Stock..........................................................   43
 Effect of the Merger on Manufacturers Shareholders.......................   44
THE COLONIAL BANCGROUP, INC. AND SUBSIDIARIES.............................   45
 Condensed Pro Forma Statements of Condition (Unaudited)..................   45
 Condensed Pro Forma Statements of Income (Unaudited).....................   47
 Selected Financial and Operating Information.............................   50
MANUFACTURERS BANCSHARES, INC.............................................   53
 Selected Consolidated Financial Data.....................................   53
 Management Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   54
BUSINESS OF BANCGROUP.....................................................   69
 General..................................................................   69
 Other Proposed Business Combinations.....................................   69
 Voting Securities and Principal Stockholders.............................   69
 Security Ownership of Management.........................................   70
 Management Information...................................................   71
BUSINESS OF MANUFACTURERS.................................................   71
 General..................................................................   71
 Lending Activities.......................................................   71
 Deposit Activities.......................................................   72
 Investments..............................................................   72
 Employees................................................................   73
 Properties...............................................................   73
 Legal Proceedings........................................................   73
 Security Ownership of Management and Certain Beneficial Owners...........   73
ADJOURNMENT OF SPECIAL MEETING............................................   74
OTHER MATTERS.............................................................   74
DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS....................   75
LEGAL MATTERS.............................................................   75
EXPERTS...................................................................   75
WHERE YOU CAN FIND MORE INFORMATION.......................................   76
INDEX TO FINANCIAL STATEMENTS.............................................  F-1
APPENDIX A--Agreement and Plan of Merger..................................  A-1
APPENDIX B--Sections 607.1301, 607.1302 and 607.1320 of the Florida
 Business Corporation Act Regarding Dissenter's Rights....................  B-1
APPENDIX C--Fairness Opinion of Allen C. Ewing & Co., Inc. dated September
 21, 2001.................................................................  C-1

                                    SUMMARY

   This summary highlights selected information from this proxy statement/prospectus. It does not contain all of the information that will be important to you as you consider your vote. You should carefully read the entire document and the other documents to which we refer. These will give you a more detailed description of the transaction that we are proposing. For more information about BancGroup, see "Where You Can Find More Information"
(page 76). Each item in this summary refers to the pages where that subject is discussed in greater detail elsewhere in the proxy statement/prospectus. In this section, the terms "we" and "us" refer to Manufacturers.

                                 The Companies

                     [LOGO OF THE COLONIAL BANCGROUP, INC.]
                              One Commerce Street
                              Post Office Box 1108
                           Montgomery, Alabama 36101
                                 (334) 240-5000

   BancGroup is a financial holding company whose wholly-owned subsidiary, Colonial Bank, provides corporate and retail banking services and products in Alabama, Florida, Georgia, Tennessee, Texas and Nevada. As of June 30, 2001, BancGroup's total assets were about $12.3 billion, deposits were about $8.3 billion and shareholders' equity was about $0.8 billion.

                    [LOGO OF MANUFACTURERS BANK OF FLORIDA]
                         Manufacturers Bancshares, Inc.
                             4144 N. Armenia Avenue
                              Tampa, Florida 33607
                                 (813) 877-4600

   Manufacturers is a financial holding company whose wholly-owned subsidiary, Manufacturers Bank of Florida, provides corporate and retail banking services principally in Tampa, Florida. As of June 30, 2001, Manufactures total assets were about $294.7 million, deposits were about $214.9 million and shareholders' equity was about $23.4 million.

                                   The Merger

   The merger agreement is the document that controls the merger between Manufacturers and BancGroup. We encourage you to read the entire merger agreement, which is attached as Appendix A.

   The merger agreement provides for the following:

     Manufacturers will merge into BancGroup. When the merger becomes effective, Manufacturers will cease to exist as a separate entity and you, as a shareholder of Manufacturers, will be entitled to receive shares of BancGroup stock. The amount of BancGroup stock that you will receive will be determined as follows:

     . if the market value (an average of closing prices for BancGroup stock during a fixed period before the merger) of BancGroup stock is between $11.50 and $13.50 per share, then you will receive 1.60 shares of BancGroup stock for each share of Manufacturers stock you own just before the merger;

     . if the market value of BancGroup stock is less than $11.50, you will receive BancGroup shares equal to

            $18.40
         ____________         the number of Manufacturers shares you
         market value       X own just before the merger; and

     . if the market value of BancGroup stock is more than $13.50, you will receive BancGroup shares equal to

            $21.60
         ____________          the number of Manufacturers shares you
         market value        X own just before the merger.

   These formulas are designed to adjust the number of shares you receive depending on whether the value of BancGroup stock rises or falls before the merger is effective. For example, if the market value of BancGroup stock is $15.00 per share and you own 100 shares of Manufacturers stock, then you will receive:

            $21.60
         ____________     X   100 = 144 BancGroup shares.
            $15.00

   If the market value of BancGroup stock is $10.00, then you will receive:

            $18.40
         ____________     X   100 = 184 BancGroup shares.
            $10.00

   BancGroup will not issue fractional shares in the merger. If the number of shares you are to receive is not a whole number, you will receive cash instead of the fractional share.

Comparative Market Prices (page 34)

   BancGroup's stock is traded on the New York Stock Exchange. On June 15, 2001, the last trading day before we signed the merger agreement, the closing price of the BancGroup's was $12.54. On September 18, 2001, BancGroup's stock closed at $12.38.

   Manufacturers stock is not publicly traded. Therefore, the value of the stock can only be determined from prices paid in transactions known to management of Manufacturers. The price paid in the last known transaction before June 18, 2001, the date we signed the Merger Agreement, was $14.50.

   The following table summarizes the comparative values of the two stocks just before the merger agreement was signed and the BancGroup equivalent price per share of Manufacturers' stock.

                                                               Equivalent price per
      BancGroup(1)           Manufacturers(2)                 Manufacturers' share(3)
      ------------           ----------------                 -----------------------
         $12.54                   $14.50                              $20.06

--------
(1) Closing price on June 15, 2001.

(2) Price obtained for shares sold on April 25, 2001.

(3) If the merger had closed on June 15, 2001, you would have received 1.60 shares of BancGroup stock for each share of Manufacturers stock you owned on that date.

Our Reasons for the Merger (page 14)

   We believe that the merger is in your best interest. We considered a number of factors in deciding to approve and recommend the terms of the merger agreement to you. These factors included the following:

  . the overall terms of the proposed transaction;

  . the financial condition, results of operations, and future prospects of BancGroup;

  .  our financial condition, results of operations, and future prospects;

  . the value of the consideration to be received by you relative to the book value and earnings per share of our common stock;

  . the competitive and regulatory environment for community banks generally;

  . the fact that the merger will enable you to exchange your shares of Manufacturers stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is widely held and actively traded;

  . that the merger will enable you to hold stock in a financial institution that has historically paid substantial cash dividends to its shareholders for over 15 years;

  . the likelihood that we and BancGroup will receive the requisite regulatory approvals to perform the merger; and

  . the fact that we expect that the merger will be a tax-free transaction for federal income tax purposes.

   We also took into account an opinion received from Allen C. Ewing & Co. that the terms of the merger are fair to you, from a financial point of view. In our deliberations, we did not assign any relative or specific weight to any of the factors that are discussed above, and individual members of our board of directors may have given different weights to different factors as they were discussed. In addition, the discussion of the information above and factors we considered is not intended to be exhaustive of the factors considered.

The Shareholders' Meeting (page 11)

   We will hold a special meeting of Manufacturers' shareholders at 10:00 a.m. local time, on Wednesday, October 24, 2001 at our main office on 4144 N. Armenia Avenue, Tampa, Florida. At the meeting, we will ask the shareholders to approve the merger agreement and to act on any other matters that may be put to a vote at the meeting.

Our Recommendations to our Shareholders (page 19)

   Your Board of Directors believes that the merger is fair to you and in your best interests, and unanimously recommends that you vote "For" the proposal to approve the merger agreement.

Record Date; Voting Power (page 11)

   You may vote at the special meeting if you owned Manufacturers shares as of the close of business on September 10, 2001. You will have one vote for each share of stock you owned on that date.

Vote Required (page 11)

   If a quorum is present at the special meeting, then the affirmative vote of a majority of the outstanding shares will be sufficient to approve the merger agreement. A quorum consists of a majority of the shares outstanding on the record date. On the record date, 2,596,190 shares of Manufacturers shares were outstanding. The directors of Manufacturers own 2,165,155 shares of Manufacturers' stock representing approximately 83.4% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the merger agreement. Accordingly, if these individuals vote as they have agreed with BancGroup, then approval for the merger agreement by Manufacturers shareholders is assured.

Exchange of Certificates (page 22)

   Shortly after we complete the merger, we will send you detailed instructions on how to exchange your shares. PLEASE DO NOT SEND US ANY STOCK CERTIFICATES UNTIL YOU RECEIVE THOSE INSTRUCTIONS.

Conditions to Completion of the Merger (page 24)

   The completion of the merger depends on meeting a number of conditions, including the following:

  .  the shareholders of Manufacturers must approve the merger agreement;

  . all required regulatory approvals must be received, and any waiting periods must have passed;

  . there must be no governmental order blocking completion of the merger, and no proceedings by a government body trying to block the merger;

  . the completion of the merger before February 28, 2002, or under certain conditions, March 15, 2002; and

  . the receipt of certain professional opinions, including a letter from the accounting firm of PricewaterhouseCoopers LLP agreeing that the merger may be accounted for as a "pooling of interests."

   Unless prohibited by law, either Manufacturers or BancGroup could elect to waive a condition that has not been satisfied and complete the merger anyway. We cannot be certain whether or when any of these conditions will be satisfied, or waived where permissible, or that we will complete the merger.

Termination of the Merger Agreement (page 25)

   The two companies can agree at any time to terminate the merger agreement before completing the merger, even if the shareholders of Manufacturers have already voted to approve it.

   Either company can also terminate the merger agreement:

  . if the other party has materially breached the merger agreement and has not cured the breach;

  . if the merger has not been completed by February 28, 2002, or, under certain conditions, by March 15, 2002 (provided that the failure to complete has not been caused by the breach of the company electing to terminate); or

  . if Manufacturers enters into a binding agreement with any third party to merge with, or sell control to, that third party. In that event, Manufacturers may be required to pay liquidated damages to BancGroup.

Federal Income Tax Consequences (page 22)

   We expect that neither the two companies nor Manufacturers' shareholders will recognize any gain or loss for U.S. federal income tax purposes as a result of the merger, except in connection with any cash that Manufacturers' shareholders may receive for fractional shares. BancGroup has received an opinion from PricewaterhouseCoopers LLP that this will be the case. The opinion will not bind the Internal Revenue Service, which could take a different view.

   This nonrecognition of gain or loss tax treatment will not apply to Manufacturers' shareholders who dissent from the transaction and receive cash instead of BancGroup stock for their Manufacturers stock as provided under Florida law. The procedures for exercising dissenters' rights is discussed at page 29.

   Determining the actual tax consequences to you as an individual taxpayer can be complicated. For example, the opinion referred to above does not address any tax issues arising under state law. The overall tax treatment applicable to you will depend on your specific situation and many variables not within our control. You should consult your own tax advisor for a full understanding of the merger's tax consequences to you.

Accounting Treatment (page 32)

   We and BancGroup expect the merger to qualify as a "pooling of interests," which means that, for accounting and financial reporting purposes, BancGroup will treat BancGroup and Manufacturers as though they had always been one company. BancGroup has the right not to complete the merger if it does not receive a letter from its independent public accountants that the merger will qualify as a "pooling of interests."

Interests of Persons Involved in the Merger that are Different from Yours (page
19)

   Certain directors, executive officers and employees of Manufacturers have interests in the merger that are different from your interests. These differing interests include the following:

  . BancGroup will assume outstanding options to acquire Manufacturers stock. Officers and a director of Manufacturers currently hold options to acquire 190,393 shares of Manufacturers stock. In the merger, these options will become rights to acquire BancGroup stock in amounts and at prices determined by the exchange ratio applicable in the merger generally.

  . Manufacturers currently indemnifies its directors and certain officers, employees and agents against loss from claims arising out of their position with Manufacturers. For a period of six years after the merger, BancGroup will, subject to some limitations, continue to indemnify those persons against claims that arise from the period when they worked for, or served as directors of, Manufacturers.

  . Upon completion of the merger, Manufacturers employees will either become employees of BancGroup or one of its subsidiaries and become eligible for BancGroup's employee benefits, or they will be eligible to receive severance benefits under BancGroup's severance policy.

  . Alfred T. Rogers, the President of Manufacturers, and Joseph V. Chillura, the Chief Operating Officer of the Bank, have entered into employment agreements with BancGroup that become effective when and if the merger is completed. Each agreement provides for a term of three years, base compensation of $165,000, the right to receive options to acquire 25,000 shares of BancGroup stock and various other benefits. Each agreement also contains a covenant prohibiting Mr. Rogers and Mr. Chillura from competing with BancGroup for a determinable period following termination of employment before the end of the three-year term.

  . BancGroup has agreed that, subject to applicable fiduciary duties, its board of directors will recommend Anthony F. Gonzalez, the Chairman and CEO of Manufacturers, for election to the board of directors of BancGroup.

Fairness Opinion (page 15)

   In deciding to approve the merger, your Board of Directors considered the opinion of a financial advisor, Allen C. Ewing & Co., that, as of the date of the opinion, the terms of the merger are fair from a financial point of view to Manufacturers shareholders. We have attached as Appendix C the written opinion of Allen C. Ewing & Co. dated the date of this proxy statement. You should read it carefully to understand the assumptions made, matters considered and limitations of the review undertaken by Allen C. Ewing & Co. in providing its opinion.

Dissenters' Rights (page 29)

   Manufacturers shareholders entitled to vote at the special meeting are entitled to exercise "dissenters' rights" of appraisal under Florida law. These rights entitle a shareholder to "dissent" from the transaction and, by strictly following the requirements fixed by law, receive "fair value" for their stock. The fair value may ultimately be determined in a judicial proceeding, the result of which cannot be predicted with certainty. Dissenting shareholders who receive cash for their stock will likely be subject to federal income tax treatment that differs from that available to shareholders who receive BancGroup stock. The text of the applicable Florida statutes is set forth in Appendix B.

Where You Can Find More Information (page 76)

   This document incorporates important business and financial information about BancGroup from documents that are not included in or delivered with this document. You can obtain documents incorporated by reference in this document (other than certain exhibits to those documents) by requesting them in writing or by telephone from BancGroup by contacting William A. McCrary, Senior Counsel, Post Office Box 1108, Montgomery, Alabama 36101-1108, telephone: (334) 240-5315. You will not be charged for any of these documents. If you would like to request a document, please do so by October 15, 2001, in order to receive them before the special meeting.

          Unaudited Comparative Per Share and Selected Financial Data

Per Share Data

   The table below presents on a per share basis the book value, cash dividends and income from continuing operations of BancGroup and Manufacturers on a historical basis and on a pro forma equivalent basis assuming consummation of the Merger. The pro forma equivalent information shows the effect of the merger on a per share basis from the perspective of a Manufacturers shareholder. Certain information from the table has been taken from the condensed pro forma statements of condition and income included elsewhere in this document. The table should be read in conjunction with these pro forma statements.

                                         Six Months Six Months
                                           Ended      Ended    Year  Year  Year
                                          June 30,   June 30,  Ended Ended Ended
                                            2001       2000    2000  1999  1998
                                         ---------- ---------- ----- ----- -----
BancGroup--Historical:
Income from Continuing Operations:
 Basic.................................    $0.53      $0.55    $1.06 $1.04 $0.60
 Diluted...............................    $0.53      $0.54    $1.06 $1.03 $0.59
Book value at end of period............     7.28       6.32     6.86  6.20  5.77
Cash dividends.........................     0.24       0.22     0.44  0.38  0.34

Manufacturers--Historical:
Net Income:
 Basic.................................     0.52       0.50     1.06  0.81  0.50
 Diluted...............................     0.49       0.45     0.96  0.72  0.44
Book value at end of period............     9.02       8.19     8.50  7.62  5.72
Cash dividends.........................     0.15       0.13     0.38  0.10   --

BancGroup--Pro Forma Combined:
Income from Continuing Operations:
 Basic.................................    $0.52      $0.54    $1.05 $1.02 $0.59
 Diluted...............................    $0.52      $0.53    $1.04 $1.00 $0.57
Book value at end of period............     7.20        N/A      N/A   N/A   N/A

BancGroup--Pro Forma Combined Per
 Equivalent Manufacturers Share:
Income from Continuing Operations:(a)
 Basic.................................    $0.83      $0.86    $1.68 $1.63 $0.94
 Diluted...............................    $0.83      $0.85    $1.66 $1.60 $0.91

Book value at end of period:(a)........    11.52        N/A      N/A   N/A   N/A
Cash dividends:(b).....................     0.38       0.35     0.70  0.61   .54

--------
N/A Not applicable due to pro forma balance sheet being presented only at June
    30, 2001 which assumes the transaction consummated on the latest balance sheet date in accordance with Rule 11.02(b) of Regulation S-X.

(a) Pro forma equivalent per share amounts are calculated by multiplying the pro forma combined total income per share and the pro forma combined total book value per share of BancGroup by the conversion ratio so that the per share amounts are equated to the respective values for one share of Manufacturers. For these pro forma equivalent per share amounts, a 1.60 BancGroup Common Stock conversion ratio is utilized.

(b) Pro forma equivalent dividends per share are shown at BancGroup's Common Stock dividend per share rate multiplied by the 1.60 conversion ratio per share of Manufacturers Common Stock (see note (a)). BancGroup presently contemplates that dividends will be declared in the future. However, the payment of cash dividends is subject to BancGroup's actual results of operations as well as certain other internal and external factors. Accordingly, there is no assurance that cash dividends will either be declared and paid in the future, or, if declared and paid, that such dividends will approximate the pro forma amounts indicated.

                   A WARNING ABOUT FORWARD-LOOKING STATEMENTS

   We and BancGroup make forward-looking statements in this document and in BancGroup's public documents to which it refers. When we or BancGroup use words such as "anticipate," "believe," "estimate," "may," "intend," "expect," "will," "should," "seeks" or other similar expressions we or BancGroup refer to events or conditions subject to risks and uncertainties. When considering those forward-looking statements, you should keep in mind the risks, uncertainties and other cautionary statements made in this prospectus. You should not place undue reliance on any forward-looking statement, which speaks only as of the date made. In addition to the risks identified below, you should refer to BancGroup's public documents for specific risks which could cause actual results to be significantly different from those expressed or implied by those forward-looking statements. Some factors which may affect the accuracy of the forward-looking statements apply generally to the financial services or real estate industries, while other factors apply directly to us or BancGroup. Any number of important factors which could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: (i) expected cost savings from reorganization into BancGroup are not fully realized; (ii) deposit attrition, customer loss, or revenue loss following the reorganization into BancGroup are greater than expected; (iii) deposit attrition, customer loss, or revenue loss in the ordinary course of business; (iv) increases in competitive pressure in the banking industry; (v) changes in the interest rate environment which reduce margins; (vi) general economic conditions, either nationally or regionally, that are less favorable than expected, resulting in, among other things, a deterioration in credit quality, (vii) changes which may occur in the regulatory environment; (viii) a significant rate of inflation or deflation; and (ix) changes in the securities markets.

   Many of these factors are beyond our control and beyond the control of BancGroup. For a discussion of factors that could cause BancGroup's actual results to differ, please see the discussions in the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in its Annual Report on Form 10-K for the year ended December 31, 2000 and its Quarterly Reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001.

                              THE SPECIAL MEETING

General

   This Prospectus is being furnished to the shareholders of Manufacturers Bancshares, Inc. ("Manufacturers") in connection with the solicitation of proxies by the Board of Directors of Manufacturers for use at the Special Meeting and at any adjournments or postponements thereof. The purpose of the Special Meeting is to consider and vote upon the Agreement which provides for the proposed Merger of Manufacturers with and into BancGroup. BancGroup will be the surviving corporation in the Merger.

   The Board of Directors of Manufacturers believes that the Merger is in the best interests of Manufacturers shareholders and unanimously recommends that shareholders vote "FOR" the Agreement (item 1 on the proxy card).

   This Prospectus is also furnished by BancGroup in connection with the offer of shares of BancGroup Common Stock to be issued in the Merger. No vote of BancGroup shareholders is required to approve the Merger.

Record Date; Shares Entitled to Vote; Vote Required for the Merger

   The Board of Directors of Manufacturers has fixed the close of business on September 10, 2001, as the Record Date for determination of shareholders entitled to vote at the Special Meeting. There were 310 record holders of Manufacturers Common Stock and 2,596,190 shares of Manufacturers Common Stock outstanding, each entitled to one vote per share, as of the Record Date. Manufacturers is obligated to issue up to an additional 190,393 shares of Manufacturers Common Stock upon the exercise of outstanding Manufacturers Options.

   The presence at the Special Meeting, in person or by proxy, of the holders of a majority of the outstanding shares of Manufacturers Common Stock on the Record Date is necessary to constitute a quorum for the transaction of business at the Special Meeting. In the absence of a quorum, the Special Meeting may be postponed from time to time until Manufacturers shareholders holding the requisite number of shares of Manufacturers Common Stock are represented in person or by proxy. If a quorum is present, the affirmative vote of the holders of at least a majority of the outstanding shares of Manufacturers Common Stock, whether or not present or represented at the Special Meeting, is required to approve the Agreement. Broker non-votes and abstentions will not be counted as votes "FOR" or "AGAINST" the proposal to approve the Agreement, and, as a result, such non-votes will have the same effect as votes cast "AGAINST" the Agreement. Each holder of record of shares of Manufacturers Common Stock is entitled to cast, for each share registered in his or her name, one vote on the Agreement as well as on each other matter presented to a vote of shareholders at the Special Meeting.

   As of the Record Date, directors of Manufacturers owned 2,165,155 shares of Manufacturers Common Stock representing approximately 83.4% of the outstanding shares. These individuals have agreed with BancGroup to vote their shares in favor of the Agreement. Accordingly, if these individuals vote as they have agreed with BancGroup, then approval of the Agreement by Manufacturers shareholders is assured.

   If the Agreement is approved at the Special Meeting, Manufacturers is expected to merge with and into BancGroup promptly after the other conditions to the Agreement are satisfied. See "The Merger--Conditions of Consummation of the Merger."

   THE BOARD OF DIRECTORS OF MANUFACTURERS URGES THE SHAREHOLDERS OF MANUFACTURERS TO EXECUTE AND RETURN THE ENCLOSED PROXY CARD AS SOON AS POSSIBLE AND UNANIMOUSLY RECOMMENDS THAT THE SHARES REPRESENTED BY THE PROXY BE VOTED IN FAVOR OF THE AGREEMENT.

Solicitation, Voting and Revocation of Proxies

   In addition to soliciting proxies by mail, directors, officers and other employees of Manufacturers, without receiving special compensation therefor, may solicit proxies from Manufacturers' shareholders by telephone, by email or other electronic means, by facsimile or in person. Arrangements will also be made with brokerage firms and other custodians, nominees and fiduciaries, if any, to forward solicitation materials to any beneficial owners of shares of Manufacturers Common Stock.

   Manufacturers will bear the cost of assembling and mailing this Prospectus and other materials furnished to shareholders of Manufacturers. It will also pay all other expenses of solicitation, including the expenses of brokers, custodians, nominees, and other fiduciaries who, at the request of Manufacturers, mail material to, or otherwise communicate with, beneficial owners of the shares held by them. BancGroup will pay all expenses incident to the registration of the BancGroup Common Stock to be issued in connection with the Merger.

   Shares of Manufacturers Common Stock represented by a proxy properly signed and received at or prior to the Special Meeting, unless properly revoked, will be voted in accordance with the instructions on the proxy. If a proxy is signed and returned without any voting instructions, shares of Manufacturers Common Stock represented by the proxy will be voted "FOR" the proposal to approve the Agreement and in accordance with the determination of the majority of the Board of Directors of Manufacturers as to any other matter which may properly come before the Special Meeting, including any adjournment or postponement thereof. A shareholder may revoke any proxy given pursuant to this solicitation by: (i) delivering to the President of Manufacturers, prior to or at the Special Meeting, a written notice revoking the proxy; (ii) delivering to the President of Manufacturers, at or prior to the Special Meeting, a duly executed proxy relating to the same shares and bearing a later date; or (iii) voting in person at the Special Meeting. Attendance at the Special Meeting will not, in and of itself, constitute a revocation of a proxy. All written notices of revocation and other communications with respect to the revocation of Manufacturers' proxies should be addressed to:

                         Manufacturers Bancshares, Inc.
                           4144 North Armenia Avenue
                              Tampa, Florida 33607
                     Attention: Alfred T. Rogers, President

   Proxies marked as abstentions and shares held in street name which have been designated by brokers on proxy cards as not voted will not be counted as votes cast. Such proxies will, however, be counted for purposes of determining whether a quorum is present at the Special Meeting.

   The Board of Directors of Manufacturers is not aware of any business to be acted upon at the Special Meeting other than consideration of the Agreement described herein. If, however, other matters are properly brought before the Special Meeting, or any adjournments or postponements thereof, the persons appointed as proxies will have the discretion to vote or act on such matters according to their best judgment. Proxies voted in favor of the approval of the Agreement, or proxies as to which no voting instructions are given, will be voted to adjourn the Special Meeting, if necessary, in order to solicit additional proxies in favor of the approval of the Agreement. Proxies voted against the approval of the Agreement and abstentions will not be voted for an adjournment. See "Adjournment of the Special Meeting."

Effect of Merger on Outstanding BancGroup Common Stock

   At the consummation of the Merger, the "Market Value" of BancGroup's Common Stock will be the average of the closing prices of the BancGroup Common Stock as reported by the New York Stock Exchange ("NYSE") on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date. Assuming that no dissenters' rights of appraisal are exercised in the Merger, that 2,786,583 shares of Manufacturers Common Stock are outstanding on the Effective Date (which consists of the 2,596,190 shares of common stock and 190,393 Manufacturers Options outstanding on the date of this Proxy Statement/Prospectus), and the Market Value of BancGroup Common Stock is between $11.50 and $13.50 per share on the Effective Date then BancGroup would issue 4,458,532 shares pursuant to the Merger. As of

September 18, 2001 the closing price of BancGroup Common Stock was $12.38. If the Market Value of BancGroup Common Stock is equal to $12.65 on the Effective Date, then approximately 4,458,532 shares of BancGroup Common Stock will be issued pursuant to the Merger. The issuance of 4,458,532 shares of BancGroup Common Stock would represent approximately 4% of the total number of shares of BancGroup Common Stock outstanding following the Merger, not counting any additional shares BancGroup may issue for reasons unconnected to the Merger.

                                   THE MERGER

   The following sets forth a summary of the material provisions of the Agreement and the transactions contemplated thereby. The description does not purport to be complete and is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Appendix A, and certain provisions of Florida law relating to the rights of dissenting shareholders, a copy of which is attached hereto as Appendix B. All Manufacturers shareholders are urged to read the Agreement and the Appendices in their entirety.

General

   The Agreement provides that, subject to approval by the shareholders of Manufacturers, receipt of necessary regulatory approvals and satisfaction of certain other conditions described below at "Conditions to Consummation of the Merger," Manufacturers will merge with and into BancGroup. Upon completion of the Merger, the corporate existence of Manufacturers will cease, and BancGroup will succeed to the business formerly conducted by Manufacturers.

Background of and Reasons for the Merger

   From time to time over the past several years, the directors of Manufacturers during regularly scheduled board of directors meetings have discussed the business and prospects of Manufacturers, conditions in the business and community banking market in Florida, and the merger activity among financial institutions in the state. Among other things, the board considered whether or not to expand the franchise by seeking acquisitions of other financial institutions, as well as the possibility of merging with another financial institution. In addition, during this time period, Manufacturers was approached on an unsolicited basis by several companies who expressed moderate to serious interest in acquiring Manufacturers.

   In the fall of 2000, the board of directors and senior management of Manufacturers considered the strategies available to the company over the ensuing five-year period at various meetings and established a special committee consisting of directors and senior management. The special committee determined to engage a financial consultant to determine a range of valuation for the company and to solicit possible interest from qualified third parties for the committee to consider in regard to a possible sale or merger of Manufacturers. The primary reasons for the board's decision to consider a sale or merger were to enhance shareholder value, provide liquidity, and better offer the customers of the Bank a wider range of financial products.

   In February 2001, the special committee contracted with Allen C. Ewing & Co. ("Ewing") to market Manufacturers to qualified bank holding companies. In early February 2001, Ewing presented to the committee a list of bank holding companies that, in its opinion, could have strong marketing interest in acquiring Manufacturers and had the necessary financial resources to carry out the transaction and to obtain regulatory approvals. While not making a final decision whether any transaction involving a sale of Manufacturers should be entered into, the committee authorized Ewing to solicit indications of interest that might warrant serious consideration and potentially result in an agreement to merge or Manufacturers otherwise being acquired. Ewing, with the assistance of Manufacturers' management, completed a confidential memorandum overviewing, among other things, Manufacturers' history and financial information. The memorandum was prepared for distribution to select financial institutions to explore more formally their interest in acquiring Manufacturers.

   Ewing commenced the marketing of Manufacturers in March 2001, and in May 2001, Ewing presented written expressions of interest reflecting specific ranges of value for Manufacturers from several bank holding companies. As a part of the presentation, the board of directors discussed information relating to the several bank holding companies who had provided indications of interest. Following the discussion, the board of directors agreed to negotiate with BancGroup related to its proposal and directed management, with the assistance of Manufacturers' financial and legal advisors, to commence negotiation of a definitive agreement that would be brought back to the Manufacturers' board of directors for review and consideration. During the latter part of May and the first half of June, Manufacturers and BancGroup representatives negotiated the terms of the Agreement. The Agreement was reviewed and approved by the board of directors of Manufacturers at a meeting held on June 15, 2001. At this meeting, legal counsel reviewed generally for Manufacturers directors the fiduciary obligations of directors in sales of financial institutions and commented on the form of the Agreement, the agreement to be entered into between Manufacturers' directors and BancGroup, and related issues. At the meeting, representatives of Ewing rendered an oral opinion that the terms of the Merger are fair, from a financial point of view, to the shareholders of Manufacturers. Manufacturers' board then unanimously approved the Agreement and the transactions contemplated thereby. Manufacturers' management also was authorized to execute the Agreement, which was signed by BancGroup and Manufacturers effective June 18, 2001.

   Manufacturers' board of directors believes that the Merger is in the best interest of Manufacturers and its shareholders. The board of directors of Manufacturers considered a number of factors in deciding to approve and recommend the terms of the Agreement to Manufacturers' shareholders, including the following:

  .  overall terms of the proposed transaction;

  . the financial condition, results of operations, and future prospects of Colonial BancGroup;

  . the financial condition, results of operations, and future prospects of Manufacturers;

  . the value of the consideration to be received by Manufacturers shareholders relative to the book value and earnings per share of Manufacturers Common Stock;

  . the competitive and regulatory environment for community banks generally;

  . the fact that the Merger will enable Manufacturers shareholders to exchange their shares of Manufacturers Common Stock (for which there is no established public trading market) for shares of common stock of a larger and more diversified entity, the stock of which is widely held and actively traded;

  . that the Merger will enable Manufacturers shareholders to hold stock in a financial institution that has historically paid substantial cash dividends to its shareholders for over 15 years;

  .  the likelihood of receiving the requisite regulatory approvals; and

  . that it is expected that the Merger will be a tax-free transaction for federal income tax purposes.

   The board, further, took into account an opinion received from Ewing that the terms of the Merger are fair, from a financial point of view, to the shareholders of Manufacturers. See "--Fairness Opinion of Allen C. Ewing & Co." The board, in its deliberations, did not assign any relative or specific weight to any of the factors that are discussed above, and individual directors may have given different weights to different factors as they were discussed. In addition, the above discussion of the information and factors considered by the board of directors is not intended to be exhaustive of the factors considered.

   The board of directors of Manufacturers unanimously approved the Agreement and determined that the Merger is in the best interest of Manufacturers shareholders. Accordingly, the board of directors recommends that the shareholders of Manufacturers vote in favor of the Agreement.

Fairness Opinion of Allen C. Ewing & Co.

   The Board of Directors of Manufacturers, the parent of Manufacturers Bank of Florida (the "Bank"), retained Ewing in February 2001 to market Manufacturers to a list of regional bank holding companies approved by the Board of Directors. This marketing program initiated the negotiations between Manufacturers and BancGroup which resulted in the parties executing the Agreement. Ewing rendered its oral Opinion to the Board of Directors of Manufacturers on June 15, 2001, that the terms of the Merger are fair, from a financial point of view, to the shareholders of Manufacturers.

   Ewing issued its written Opinion dated July 27, 2001, to the Directors of Manufacturers, and updated such Opinion on September 21, 2001. No limitations were imposed by the Board of Directors on the scope of Ewing's analysis or the procedures followed by Ewing in rendering its Opinion. Ewing's Opinion is directed to Manufacturers' Board of Directors and does not constitute a recommendation to any Manufacturers shareholder as to how such shareholder should vote on the merger. Ewing has not been requested to opine as to, and the Opinion does not address, the underlying business decision by the Manufacturers' Board to enter into the merger.

   In issuing its Opinion, Ewing assumed and relied upon the accuracy and completeness of the financial and other information used by it in arriving at its Opinion as provided by Manufacturers. Ewing made no independent verification of the assets and liabilities of Manufacturers. The Opinion is based upon market and economic conditions as they existed on the date of the Agreement. Events occurring after the date of issuance of the Opinion including, but not limited to, changes in the market price of securities, the results of operations, or material changes in the value of the assets or liabilities of Manufacturers could affect the assumptions used and the conclusions of the Opinion.

   The full text of Ewing's Opinion is attached as Appendix C to this Proxy Statement-Prospectus and is incorporated herein by reference. The description of the Opinion set forth herein is qualified in its entirety by reference to Appendix C. Manufacturers' shareholders are urged to read the Opinion in its entirety.

   In arriving at its Opinion, Ewing: (i) reviewed the audited statements prepared by Dowell & Perez, P.A. of Tampa, Florida, for the fiscal years ended December 31, 1998 through December 31, 2000; (ii) reviewed the Call Reports of the Bank filed with the regulators reflecting the operations of the Bank for the years ended December 31, 1998, December 31, 1999, December 31, 2000, and the quarter ended March 31, 2001; (iii) reviewed the Agreement; (iv) reviewed the business plan for Manufacturers for the years 2001, 2002, and 2003; (v) reviewed other financial information prepared by the Bank and Manufacturers;
(vi) compared the values and terms of the Agreement with the values and terms of selected transactions in Florida and the Southeast that were announced in 2000 and 2001 involving comparable institutions; (vii) examined the Bank's market share in the Hillsborough County market; (viii) compared the Bank's financial performance in 2000 and 2001 with other banking institutions operating in Florida; (ix) reviewed the financial condition of BancGroup and the anticipated impact of the proposed transaction on the future earnings per share of BancGroup; and (x) reviewed the recent price performance and trading activity in the shares of BancGroup. Ewing also held discussions with the management of Manufacturers concerning its historical and future operations and the decision of its Board of Directors to negotiate a transaction with BancGroup.

   The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not readily susceptible to summary description. In arriving at its Opinion, Ewing did not attribute any particular weight to any one factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Ewing believes that its analysis must be considered as a whole and that considering any portions of such analysis and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying its Opinion. In its analysis, Ewing made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond Manufacturers' control. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth therein. As described above, Ewing's Opinion was just one of many factors taken into consideration by Manufacturers' Board in approving the Agreement.

   The following paragraphs summarize the most pertinent portions of the financial analysis prepared by Ewing in arriving at its Opinion. They do not purport to be a complete description of the analysis performed or the matters considered by Ewing in arriving at its Opinion.

   Analysis of BancGroup Shares. Ewing examined the profitability, quality, and liquidity of the shares of BancGroup including a comparison of BancGroup's relative performance with other bank holding companies

("BHCs") that had expressed interest in merging with Manufacturers. Ewing reviewed market prices and trading volumes for BancGroup and compared the price performance of BancGroup shares to that of the other regional BHCs. Ewing determined that the recent market performance of BancGroup was comparable or superior to other BHCs operating in the Southeast and that BancGroup shares offered good liquidity to its shareholders.

   Selection of Valuation Method. In valuing financial institutions, there are several methods available to determine if a prospective transaction is fair, from a financial point of view, to the shareholders of the institution to be acquired. These methods include: (i) Market Comparison Method: A comparison of the purchase price of the transaction with prices paid for similar banks during periods of similar economic activity and market valuations based on ratios commonly used in the industry including price/book and price/earnings; (ii) Control Premium Method: This method can be utilized when there is a public market for the shares of Manufacturers to be acquired and can be used in comparing premiums over market price paid in comparable transactions; (iii) Net Asset or Liquidating Value Method: This method generally does not apply to profitable banks and is typically used in periods of severely depressed markets; (iv) Discounted Cash Flow Method: This method is generally used in determining the market value of larger banks. However, it can be used in confirming market values determined by the Market Comparison or other methods. The Discounted Cash Flow Method is based on a forecast of earnings and dividends for a period of years based on the historical performance of Manufacturers with an estimate of the proceeds of a projected sale at the end of the period. The present value of these projected cash flows is determined using discount rates reflecting the risks of the projections. Historical earnings for community banks can be volatile, and earnings projections for smaller community banks have less reliability. This reduces the accuracy of the Discounted Cash Flow method in determining their market value. Ewing believes that the Market Comparison Method provides the soundest choice for determining the fairness of this transaction, and that the Discounted Cash Flow Method is useful in confirming the valuation determined by the Market Comparison Method.

   Analysis of Comparable Companies. Using industry information, including information prepared by SNL Securities, Ewing compared the financial performance of Manufacturers with two groups of banks and bank holding companies. In the first group, Ewing compared performance indicators of Manufacturers with the average performance of the nine selected Florida community banks, which were merged or agreed to merge with larger companies during 2000. The performance indicators utilized by Ewing for this comparison included the return on average assets as of March 31, 2001, which was 0.94% for Manufacturers vs. 0.49% for the nine banks; the return on average equity, which was 12.81% for Manufacturers vs. 6.01% for the nine banks; the equity/assets ratio, which for Manufacturers was 6.65% vs. 8.79% for the nine Florida banks; the ratio of NPA/assets, which for Manufacturers was 0.29% vs. 0.48% for the nine banks; and the net interest margin, which for Manufacturers was 4.50% vs. 4.33% for the nine banks.

   In the second group, Ewing compared performance indicators of Manufacturers with the average performance indicators of the 224 independent community banks operating in Florida. The performance indicators for this comparison included the return on average assets, which was 0.94% for Manufacturers vs. 0.82% for the 224 banks; the return on average equity, which was 12.81% for Manufacturers vs. 9.20% for the 224 banks; and the ratio of non-performing assets/assets, which was 0.29% for Manufacturers vs. 0.22% for the 224 banks.

   Analysis of Comparable Transactions. Ewing reviewed the terms and financial characteristics of selected transactions involving the acquisition of banks by commercial bank holding companies in 2000 and 2001. Ewing selected transactions for comparison involving banks in Florida and the Southeastern United States. Ewing selected transactions that occurred in 2000 and 2001, which Ewing deemed to be a period of similar economic activity and similar market valuations. Ewing selected nine transactions in Florida involving banks with assets ranging from $50.0 million to $178.0 million. These banks were profitable community banking organizations serving urban markets in Florida, and none of the banks had a problem with excessive non-performing assets. The nine transactions include the following (identified by acquiring/selling institution): Regions Financial Corporation, AL/East Coast Bank Corp, FL; SouthTrust Corporation, AL/First Bank Holding

Company, FL; Alabama National BanCorp, AL/Peoples State Bank, FL; Harris Bankcorp, Inc., IL/Village Banc, FL; Wachovia Corporation, NC/Commerce National Corp., FL; PAB Bancshares, Inc, GA/Friendship Community Bank, FL; Southern Community Bancorp, FL/Peninsula Bancorp, FL; F.N.B. Corporation, PA/Citizens Community Bancorp, FL; CIB Marine Bancshares, Inc, WI/Citrus Financial Services, FL. Ewing also reviewed the 12 transactions that were announced in the 10 Southeastern states during the first quarter of 2001. These transactions generally involved larger institutions.

   Ewing utilized the two primary ratios that are generally used by investors for comparing the relative prices paid in transactions, which are price/book ratio, which was 2.86x for Manufacturers/BancGroup transaction vs. an average 2.13x for the nine Florida and 1.92x for the 12 Southeastern transactions; and the price/earnings ratio, which was 19.35x for Manufacturers/BancGroup transaction vs. 22.50x for the nine Florida and 19.60x for the 12 Southeastern transactions. Ewing observed that the price/book ratio of Manufacturers/BancGroup transaction was significantly higher than the price/book ratios of the nine Florida and 12 Southeastern transactions, but that the price/earnings ratio was slightly lower.

   Because the reasons for and circumstances surrounding each of the transactions were diverse and because of the differences between the operations of Manufacturers and the nine banks in the selected transactions, Ewing believes that a strict reliance on the quantitative comparable transaction analysis is, by itself, not conclusive. Notwithstanding these differences, Ewing believes that the averages of the valuation ratios, i.e., price/book and price/earnings for these transactions are relevant in determining the fairness of the valuation ratios of Manufacturers/BancGroup transaction.

   Discounted Cash Flow Analysis. Ewing projected the cash flows of Manufacturers based on its business plan for the three-year period ended December 31, 2003, which assumes that Manufacturers would continue to operate as an independent institution. For purposes of this Discounted Cash Flow analysis, Ewing assumed that modest dividends of 10% of earnings would be paid by Manufacturers and that Manufacturers would enter into a merger as of December 31, 2003. The projected earnings and equity for the year ended December 31, 2003, were multiplied by the average price/earnings and price/book ratios of Florida bank transactions for the past ten years to reflect the multiples that have been paid for Florida banks over one or more business cycles. These average price multiples were 19.44x earnings and 2.15x book value.

   A weight of 60% to the price/earnings ratio and 40% to the price/book ratio were used in determining the projected proceeds from a sale of Manufacturers at December 31, 2003. The sales proceeds were discounted to a present value utilizing a discount rate, which was determined based on Ewing's estimate of the rate that investors would require in making an investment in Manufacturers based on the above projections and assumptions. Ewing calculated the discount rate by layering appropriate risk rates, which took into consideration the riskless rate of Treasury Notes for the period of the projections (five years), the general risks of equity investment, and an additional risk rate reflecting the volatility of the earnings projections for Manufacturers. Ewing used a range of 16% to 17% in its calculations of present value.

   Based on the Discounted Cash Flow Analysis, Ewing determined that the range of present values of the projected cash flows resulted in values similar to the price represented by the BancGroup transaction of approximately $54 million and that the Discounted Cash Flow analysis supported the fairness of the transaction's market value to Manufacturers' shareholders.

   Rights to Terminate. Ewing observed that the Agreement provides the normal provisions, whereby either party may terminate the Agreement because of material changes in the representations made in the Agreement. BancGroup may terminate the Merger if shareholders controlling more than 10% of the outstanding shares of Manufacturers dissent from the Merger or if pooling of interests accounting cannot be utilized. Either party may terminate the Agreement if the Merger has not been consummated by February 28, 2002, or, under certain conditions, by March 15, 2002.

   The Minimum/Maximum Market Value to Company Shareholders at Closing. A price collar is utilized in the Agreement that will result in a minimum market value in BancGroup shares to be issued to Manufacturers' shareholders of $18.40 per share regardless of a decline below $11.50 in the market price of BancGroup shares as of the closing date. This market value represents a minimum price/book ratio of 2.61x and a minimum price/earnings ratio of 17.68x. Similarly, the maximum market value in BancGroup shares to be issued to Manufacturers' shareholders will be $21.60 per share regardless of an increase above $13.50 in the market price of BancGroup as of the closing date, which will represent a maximum price/book ratio of 3.08x and a maximum price/earnings ratio of 20.87x.

   Marketing of Manufacturers. The Board of Directors of Manufacturers entered into a marketing plan, whereby a possible merger of Manufacturers was discussed with a multiple of selected regional bank holding companies. As a result of the marketing process, several bank holding companies, including BancGroup, expressed their strong interest in acquiring Manufacturers. The Board of Directors determined that the Merger proposal presented by BancGroup represented the highest market value and was the most favorable to the shareholders of Manufacturers.

   Compensation of Allen C. Ewing & Co. Ewing was retained by the Board of Directors of Manufacturers to market Manufacturers to the selected regional bank holding companies and to render its fairness opinion. Manufacturers has agreed to pay Ewing a fee of one percent of the market value of the transaction, and Manufacturers has agreed to indemnify Ewing against certain liabilities as delineated in Ewing's agreement with Manufacturers.

Recommendation of the Board of Directors of Manufacturers

   The Board of Directors of Manufacturers has determined that the Agreement is in the best interest of Manufacturers shareholders. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS OF MANUFACTURERS VOTE IN FAVOR OF THE APPROVAL AND ADOPTION OF THE AGREEMENT.

BancGroup's Reasons for the Merger

   The Board of Directors of BancGroup has unanimously approved the Merger and the Agreement. The Merger will allow BancGroup to expand its banking operations in the Tampa market area. BancGroup currently operates a commercial bank with branches in the Orlando, Ormond Beach, Tampa, Ft. Myers, Winter Haven, West Palm Beach, Miami, Miami Beach, Bonita Springs and St. Petersburg, Florida. The Board of Directors of BancGroup believes that the combination with Manufacturers and the Bank is consistent with its current expansion strategy.

   In approving the Merger and the Agreement, the Board of Directors of BancGroup took into account: (i) the financial performance and condition of Manufacturers and the Bank, including its capital and asset quality;
(ii) similarities in the philosophies of BancGroup and Manufacturers, including Manufacturers' commitment to delivering high quality personalized financial services to its customers; and (iii) Manufacturers' management's knowledge of, and experience in, the Tampa, Florida market.

Interests of Certain Persons in the Merger

   Certain members of Manufacturers' and the Bank's management and Boards of Directors may be deemed to have certain interests in the Merger in addition to their interest as shareholders of Manufacturers generally. Manufacturers' Board of Directors was aware of these interests and considered them, among other matters, in unanimously approving the Agreement.

   Assumption of Options. As of the date of this Prospectus, Manufacturers had outstanding options (the "Manufacturers Options") which entitle the holders thereof to acquire up to 190,393 shares of Manufacturers Common Stock. The Agreement provides that the Manufacturers Options, to the extent not exercised prior to the Effective Date, will be assumed by BancGroup on essentially the same terms as were applicable to such option to acquire Manufacturers Common Stock except that the options will thereafter represent to acquire BancGroup Common Stock, the number of shares BancGroup Common Stock represented by each option will equal the number of shares Manufacturers Common Stock subject to the option multiplied by the Exchange Ratio and the exercise price of each option to acquire BancGroup Common Stock will be equal to the exercise price for each share of Manufacturers Common Stock subject to such option divided by the Exchange Ratio. See "The Merger--Treatment of Manufacturers Options."

   Employees. On the Effective Date, BancGroup anticipates that it will enter into an employment agreement with Alfred T. Rogers, the Chief Executive Officer of the Bank. Mr. Rogers' employment agreement is expected to provide that he will, among other things, act as President of Colonial Bank's Bay Area Region for compensation based upon his current annual salary of $165,000 plus a car allowance of $750 per month. The employment agreement also provides that Mr. Rogers will be eligible to receive BancGroup stock options respecting 25,000 shares of BancGroup Common Stock. The term of the employment agreement is three years after the Effective Date. BancGroup may terminate the employment agreement prior to that date by paying Mr. Rogers a cash payment equal to the total salary that would otherwise be paid for the remainder of the term of the employment agreement. The employment agreement also provides that Mr. Rogers will not compete against BancGroup in the counties of Hillsborough, Pinellas, Pasco, Sarasota and/or Manatee, Florida for up to three years following the Effective Date.

   On the Effective Date, BancGroup anticipates that it will enter into an employment agreement with Joseph V. Chillura, the Chief Operating Officer of the Bank. Mr. Chillura's employment agreement is expected to provide that he will, among other things, act as an Executive Senior Vice President of Colonial Bank's Bay Area Region for compensation based upon his current annual salary of $165,000 plus a car allowance of $750 per month. The employment agreement also provides that Mr. Chillura will be eligible to receive BancGroup stock options respecting 25,000 shares of BancGroup Common Stock. The term of the employment agreement is three years after the Effective Date. BancGroup may terminate the employment agreement prior to that date by paying Mr. Chillura a cash payment equal to the total salary that would otherwise be paid for the remainder of the term of the employment agreement. The employment agreement also provides that Mr. Chillura will not compete against BancGroup in the counties of Hillsborough, Pinellas, Pasco, Sarasota and/or Manatee, Florida for up to three years following the Effective Date.

   On the Effective Date, all employees of Manufacturers will, at BancGroup's option, either become employees of BancGroup or its subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of the Agreement. All employees of Manufacturers who become employees of BancGroup or its subsidiaries on the Effective Date will be entitled, to the extent permitted by applicable law, to participate in all benefit plans of BancGroup to the same extent as BancGroup's employees.

   Indemnification. Under the Agreement, BancGroup has agreed for a period of six years to indemnify the directors and executive officers of Manufacturers against certain claims and liabilities arising out of or pertaining to matters existing or occurring at or prior to the Effective Date, to the extent that Manufacturers would have been authorized under Florida law, or under its Articles of Incorporation or Bylaws, to indemnify such persons.

   Addition to BancGroup's Board of Directors. BancGroup has agreed that its Board of Directors will, subject to its fiduciary duties to BancGroup and its shareholders, recommend that Anthony F. Gonzalez (Chairman and CEO of Manufacturers) be elected to BancGroup's Board of Directors in the first proxy statement mailed after the Effective Date for an Annual Meeting.

Conversion of Manufacturers Common Stock

   The Agreement provides for the Merger of Manufacturers with and into BancGroup, with BancGroup to be the surviving corporation. On the Effective Date, each outstanding share of Manufacturers Common Stock outstanding and held by Manufacturers' shareholders (except shares as to which dissenters' rights are perfected) will be converted by operation of law and without any action by any holder thereof into 1.60 shares of BancGroup Common Stock, provided that the Market Value for BancGroup is not less than $11.50 per share nor greater than $13.50 per share. If the Market Value is less than $11.50, then each share of Manufacturers Common Stock outstanding at the Effective Date shall be converted into the number of shares of BancGroup Common Stock that shall equal $18.40 divided by the Market Value of BancGroup Common Stock. If the Market Value is greater than $13.50, then each share of Manufacturers Common Stock shall be converted into such number of shares of BancGroup Common Stock that shall equal $21.60 divided by the Market Value of BancGroup Common Stock. The Market Value shall be the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date. The appropriate ratio that is used to calculate the Merger Consideration based upon the Market Value as set forth above is referred to as the "Exchange Ratio." Accordingly, based upon the 2,596,190 shares of Manufacturers Common Stock outstanding as of the date of this Proxy Statement/Prospectus, and assuming that the Market Value of BancGroup Common stock is not less than $11.50 nor more than $13.50, the number of shares of BancGroup Common Stock that may be issued in the Merger will be 4,153,904. The number of shares of BancGroup Common Stock to be issued in the Merger will increase proportionally with each share of Manufacturers Common Stock issued pursuant to the exercise, before the Effective Date, of the Manufacturers Options. See "--Interests of Certain Persons in the Merger" and "--Treatment of Manufacturers Options."

   No fractional shares of BancGroup Common Stock will be issued in connection with the Merger. Each shareholder of Manufacturers otherwise entitled to receive a fractional share of BancGroup Common Stock will receive instead a cash payment (without interest) equal to such fractional interest multiplied by the Market Value.

   The Agreement provides that if it is announced between the date of the Agreement and the Effective Date (i) by any person that such person is or has commenced a tender or exchange offer to acquire in excess of 50% of the outstanding shares of BancGroup Common Stock, or (ii) by BancGroup that it has entered into a letter of intent or an agreement for the acquisition of BancGroup by another person or that BancGroup shall be merged with a person in a transaction in which BancGroup is not the surviving corporation, or a transaction in which BancGroup's current shareholders would own less than 50% of the resulting corporation, then each outstanding share of Manufacturers Common Stock shall be converted into 1.60 shares of BancGroup Common Stock without reference to the Market Value of BancGroup Common Stock.

   As of September 18, 2001, the closing price of BancGroup Common Stock was $12.38. If, upon the Effective Date, the Market Value is equal to $12.38, then each share of Manufacturers Common Stock will be converted into 1.6 shares of BancGroup Common Stock. As a result, a shareholder of Manufacturers who owns 500 shares of Manufacturers Common Stock would be entitled to receive 800 shares of BancGroup Common Stock (500 multiplied by 1.6). Assuming that the Market Value is either greater than $13.50 or less than $11.50, as the Market Value of the BancGroup Common Stock rises, the number of shares of BancGroup Common Stock to be issued in the Merger will decrease, and as the Market Value falls, the number of such shares to be issued will increase.

   The closing sales price on the NYSE of the BancGroup Common Stock on September 18, 2001 was $12.38 per share. Shareholders are advised to obtain current market quotations for BancGroup Common Stock. The market price of BancGroup Common Stock at the Effective Date, or on the date on which certificates representing such shares are received by Manufacturers shareholders, may be higher or lower than the market price of BancGroup Common Stock as of the Record Date or at the time of the Special Meeting.

   The Agreement provides that if, prior to the Effective Date, BancGroup Common Stock is changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment will be made in the number of shares of BancGroup Common Stock into which the Manufacturers Common Stock will be converted in the Merger.

Surrender of Manufacturers Common Stock Certificates

   On the Effective Date and subject to the conditions described at "Conditions to Consummation of the Merger," Manufacturers' shareholders (except those shareholders who perfect dissenters' rights under applicable law) will automatically, and without further action by such shareholders or by BancGroup, become owners of BancGroup Common Stock, as described herein. Outstanding certificates representing shares of the Manufacturers Common Stock will represent shares of BancGroup Common Stock. Thereafter, upon surrender of the certificates formerly representing shares of Manufacturers Common Stock, the holders will be entitled to receive certificates for the BancGroup Common Stock. Dividends on the shares of BancGroup Common Stock will accumulate without interest and will not be distributed to any former shareholder of Manufacturers unless and until such shareholder surrenders for cancellation his certificate for Manufacturers Common Stock. SunTrust Bank, Atlanta, Atlanta, Georgia, transfer agent for BancGroup Common Stock, will act as the Exchange Agent with respect to the shares of Manufacturers Common Stock surrendered in connection with the Merger. The Exchange Agent will mail a detailed explanation of these arrangements to Manufacturers shareholders promptly following the Effective Date. Stock certificates should not be sent to the Exchange Agent until such notice is received.

Certain Federal Income Tax Consequences

   The Merger is intended to qualify as a "reorganization" for federal income tax purposes under Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the "Code"). The obligation of each of Manufacturers and BancGroup to consummate the Merger is conditioned on the receipt of an opinion from PricewaterhouseCoopers LLP, BancGroup's independent public accountant, to the effect that the Merger will constitute such a reorganization. BancGroup has received this opinion. In delivering its opinion, PricewaterhouseCoopers LLP received and relied upon certain representations contained in certificates of officers of BancGroup and Manufacturers and certain other information, data, documentation and other materials as it deemed necessary. The tax opinion is based upon customary assumptions contained therein, including the assumption that Manufacturers has no knowledge of any plan or intention on the part of the Manufacturers shareholders to sell or dispose of BancGroup Common Stock that would reduce their holdings to the number of shares having in the aggregate a fair market value of less than 50% of the total fair market value of the Manufacturers Common Stock outstanding immediately upon consummation of the Merger.

   Neither Manufacturers nor BancGroup intends to seek a ruling from the IRS as to the federal income tax consequences of the Merger. Manufacturers' shareholders should be aware that the opinion will not be binding on the IRS or the courts. Manufacturers' shareholders also should be aware that some of the tax consequences of the Merger are governed by provisions of the Code as to which there are no final regulations and little or no judicial or administrative guidance. There can be no assurance that future legislation, administrative rulings, or court decisions will not adversely affect the accuracy of the statements contained herein.

   The tax opinion states that, provided the assumptions stated therein are satisfied, the Merger will constitute a reorganization as defined in Section 368(a) of the Code, and the following federal income tax consequences will result to Manufacturers' shareholders who exchange their shares of Manufacturers Common Stock for shares of BancGroup Common Stock:

     (i) No gain or loss will be recognized by Manufacturers' shareholders on the exchange of shares of Manufacturers Common Stock for shares of BancGroup Common Stock;

     (ii) The aggregate basis of BancGroup Common Stock received by each Manufacturers shareholder (including any fractional shares of BancGroup Common Stock deemed received, but not actually received), will be the same as the aggregate tax basis of the shares of Manufacturers Common Stock surrendered in exchange therefor;

     (iii) The holding period of the shares of BancGroup Common Stock received by each Manufacturers shareholder will include the period during which the shares of Manufacturers Common Stock exchanged therefor were held, provided that the shares of Manufacturers Common Stock were a capital asset in the holder's hands as of the Effective Date;

     (iv) Cash payments received by each Manufacturers shareholder in lieu of a fractional share of BancGroup Common Stock will be treated for federal income tax purposes as if the fractional share had been issued in the exchange and then redeemed by BancGroup. Gain or loss will be recognized on the redemption of the fractional share and generally will be capital gain or loss if the Manufacturers Common Stock is a capital asset in the hands of the holder;

     (v) No gain or loss will be recognized by Manufacturers upon the transfer of its assets and liabilities to BancGroup. No gain or loss will be recognized by BancGroup upon the receipt of the assets and liabilities of Manufacturers;

     (vi) The basis of the assets of Manufacturers acquired by BancGroup will be the same as the basis of the assets in the hands of Manufacturers immediately prior to the Merger;

     (vii) The holding period of the assets of Manufacturers in the hands of BancGroup will include the period during which such assets were held by Manufacturers;

     (viii) No gain or loss will be recognized by Manufacturers' shareholders on the assumption and conversion of Manufacturers Options into options to acquire BancGroup Common Stock; and

     (ix) A Manufacturers shareholder who dissents and receives only cash pursuant to dissenters' rights will recognize gain or loss. Such gain or loss will, in general, be treated as capital gain or loss, measured by the difference between the amount of cash received and the tax basis of the shares of Manufacturers Common Stock converted, if the shares of Manufacturers Common Stock were held as capital assets. However, a Manufacturers shareholder who receives only cash may need to consider the effects of Section 302 and 318 of the Code in determining the federal income tax consequences of the transaction.

   Each Manufacturers shareholder will be required to report on such shareholder's federal income tax return for the fiscal year of such shareholder in which the Merger occurs that such shareholder has received BancGroup Common Stock in a reorganization.

   THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THE SHAREHOLDERS OF MANUFACTURERS, TO MANUFACTURERS AND TO BANCGROUP AND DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF ALL POTENTIAL TAX EFFECTS OF THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR SHAREHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS, STOCKHOLDERS WHO DO NOT HOLD THEIR SHARES OF MANUFACTURERS COMMON STOCK AS "CAPITAL ASSETS" WITHIN THE MEANING OF SECTION 1221 OF THE CODE, AND SHAREHOLDERS WHO ACQUIRED THEIR SHARES OF MANUFACTURERS COMMON STOCK PURSUANT TO THE EXERCISE OF OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION; MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF MANUFACTURERS OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING IS SUBJECT TO

CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. MANUFACTURERS SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

Other Possible Consequences

   If the Merger is consummated, the shareholders of Manufacturers, a Florida corporation, will become shareholders of BancGroup, a Delaware business corporation. For a discussion of the differences, if any, in the rights, preferences, and privileges attaching to Manufacturers Common Stock as compared with BancGroup Common Stock, see "Comparative Rights of Stockholders."

Conditions to Consummation of the Merger

   The parties' respective obligations to consummate the Merger are subject to the satisfaction (or waiver, to the extent permitted by law) of various conditions set forth in the Agreement.

   The obligations of Manufacturers and BancGroup to consummate the Merger are conditioned upon, among other things, (i) the approval of the Agreement by the holders of at least a majority of the outstanding shares of Manufacturers Common Stock; (ii) the notification to, or approval of the Merger by, the Board of Governors of the Federal Reserve System (the "Federal Reserve") and the Florida State Banking Department (the "Florida Department") and approval of the merger of the Bank with and into Colonial Bank (the "Bank Merger") by the Alabama State Banking Department (the "Alabama Department") and the Federal Reserve; (iii) the absence of pending or threatened litigation with a view to restraining or prohibiting consummation of the Merger or to obtain divestiture, rescission or damages in connection with the Merger; (iv) the absence of any investigation by any governmental agency which might result in any such proceeding; (v) consummation of the Merger no later than February 28, 2002, or, under certain conditions, March 15, 2002; and (vi) receipt of opinions of counsel regarding certain matters. The Agreement permits the parties to waive, in writing, conditions for the consummation of the Merger. If, as is being contemplated, BancGroup elects not to consummate the Bank Merger simultaneously with or subsequent to the Merger, it is anticipated that the parties would waive the conditions set forth in (ii) above relating to approvals of the Bank Merger.

   The obligation of Manufacturers to consummate the Merger is further subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of BancGroup; (ii) Ewing shall not have withdrawn as of the Effective Date its opinion attached as Appendix C to this Prospectus that the terms of the Merger are fair, from a financial point of view, to the shareholders of Manufacturers; (iii) the shares of BancGroup Common Stock to be issued under the Agreement shall have been approved for listing on the NYSE; and (iv) the accuracy in all material respects of the representations and warranties of BancGroup contained in the Agreement and the performance by BancGroup of all of its covenants and agreements under the Agreement.

   The obligation of BancGroup to consummate the Merger is subject to several other conditions, including: (i) the absence of any material adverse change in the financial condition or affairs of Manufacturers; (ii) the number of shares as to which holders of Manufacturers Common Stock exercise dissenters' rights not exceeding 10% of the outstanding shares of Manufacturers Common Stock;
(iii) the receipt of a letter from PricewaterhouseCoopers LLP concurring with the conclusions of BancGroup's and Manufacturers' management that no conditions exist with respect to each company which would preclude accounting for the Merger as a pooling of interests; and (iv) the accuracy in all material respects of the representations and warranties of Manufacturers contained in the Agreement, and the performance by Manufacturers of all of its covenants and agreements under the Agreement.

   It is anticipated that the foregoing conditions, as well as certain other conditions contained in the Agreement, such as the receipt of certificates of officers of each party as to compliance with the Agreement and satisfaction of each party of all representations, warranties and covenants, will either be satisfied or waived by the parties. The Agreement provides that each of Manufacturers and BancGroup may waive all conditions to its respective obligation to consummate the Merger, other than the receipt of the requisite approvals of regulatory authorities and approval of the Agreement by the shareholders of Manufacturers. In making any decision regarding a waiver of one or more conditions to consummation of the Merger or an amendment of the Agreement, the Boards of Directors of Manufacturers and BancGroup would be subject to the fiduciary duty standards imposed upon such boards by relevant law that would require such boards to act in the best interests of their respective shareholders.

Amendment or Termination of Agreement

   To the extent permitted by law, the Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties. However, after approval of the Agreement by the holders of Manufacturers Common Stock, no amendment decreasing the consideration to be received by Manufacturers shareholders may be made without the further approval of such shareholders. The Agreement may be terminated at any time prior to or on the Effective Date, whether before or after approval of the Agreement by the shareholders of Manufacturers, by the mutual consent of the respective Boards of Directors of Manufacturers and BancGroup or by the Board of Directors of either BancGroup or Manufacturers under certain circumstances including, but not limited to: (i) a material breach which cannot or has not been cured within 30 days of notice of such breach being given by the non-breaching party; (ii) failure to consummate the transactions contemplated under the Agreement by February 28, 2002, or, under certain conditions, March 15, 2002, provided that such failure to consummate is not caused by any breach of the Agreement by the party electing to terminate; and
(iii) without further action by either party, upon the execution by Manufacturers of a legally binding agreement between Manufacturers and any third party with respect to any Acquisition Proposal, provided that BancGroup will have the right to demand payment of liquidated damages. See "--Commitment with Respect to Other Offers."

Commitment with Respect to Other Offers

   Until the earlier of the Effective Date or, subject to certain limitations, the termination of the Agreement, neither Manufacturers nor any of its directors or officers (or any person representing any of the foregoing) may solicit or encourage inquiries or proposals with respect to, furnish any information relating to or participate in any negotiations or discussions concerning, any acquisition or purchase of all or of a substantial portion of the assets of, or of a substantial equity interest in, Manufacturers or any business combination involving Manufacturers (collectively, an "Acquisition Proposal") other than as contemplated by the Agreement. Manufacturers is required to notify BancGroup immediately if any such inquiries or proposals are received by Manufacturers, if any such information is requested from Manufacturers, or if any such negotiations or discussions are sought to be initiated with Manufacturers. Manufacturers is required to instruct its officers, directors, agents or affiliates or their subsidiaries to refrain from doing any of the above. Manufacturers may communicate information about an Acquisition Proposal to its shareholders if and to the extent that legal counsel provides a written opinion to Manufacturers that it is required to do so in order to comply with its legal obligations. If Manufacturers enters into a letter of intent or definitive agreement with respect to such an Acquisition Proposal either before the Effective Date or termination of the Agreement (subject to certain exceptions) or receives an Acquisition Proposal and consummates a transaction pursuant to it within 12 months of termination of the Agreement (subject to certain exceptions), then Manufacturers will pay BancGroup the sum of $3,000,000 as liquidated damages.

Regulatory Approvals

   The Merger is subject to the prior approval of the Federal Reserve under the Bank Holding Company Act of 1956, as amended (the "BHCA"), and by the Florida Department pursuant to applicable provisions of the Florida Banking Code. It is contemplated that following the Merger, the Bank will be held by BancGroup as a separate bank subsidiary for some period of time, and that on or before December 5, 2001, its assets and liabilities will be transferred to Colonial Bank either by merger or otherwise. The application for approval of the Merger by the Federal Reserve was filed on August 23, 2001, and the application for approval of the Merger by the Florida Department was filed on August 27, 2001. It is anticipated that the Federal Reserve and the Florida Department will approve the Merger on or about October 5, 2001. If, following the Merger, BancGroup elects to consummate the Bank Merger, the prior approval of the Federal Reserve and the Alabama Department must be obtained. The application for approval of the Bank Merger by the Federal Reserve was filed on August 23, 2001, and the application for approval of the Bank Merger by the Alabama Department was filed on August 27, 2001. It is anticipated that the Federal Reserve and the Alabama Department would approve these applications on or about October 5, 2001. In the event BancGroup elects not to consummate the Bank Merger, it is anticipated that the parties to the Agreement would waive the condition to their obligation to consummate the Merger which requires the prior approval of the Bank Merger by the Federal Reserve and the Alabama Department.

   Federal Reserve Approval. Pursuant to Section 3 of the BHCA, and the regulations promulgated pursuant thereto, the approval of the Federal Reserve must be obtained prior to the Merger. The Federal Reserve must withhold approval of the Merger if it finds that the transaction will result in a monopoly or be in furtherance of any combination or conspiracy to monopolize or attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve may not approve the Merger if it finds that the effect thereof may be substantially to lessen competition in any section of the country, or tend to create a monopoly, or would in any other manner be in restraint of trade, unless it finds that the anti-competitive effects of the Merger are clearly outweighed by the probable effect of the Merger in meeting the convenience and needs of the communities to be served. The Federal Reserve will also take into consideration the financial condition and managerial resources of BancGroup, its subsidiaries, any banks related to BancGroup through common ownership or management, and the Bank. Finally, the Federal Reserve will consider the compliance records of BancGroup's subsidiaries under the Community Reinvestment Act.

   In addition, the Federal Reserve is expressly permitted to approve applications under Section 3 of the BHCA for a bank holding company that is adequately capitalized and adequately managed to acquire control of a bank located in a state other than the home state of such bank holding company (an "Interstate Acquisition"), without regard to whether such transaction is prohibited under the law of any state. However, if the law of the state in which the target bank is located requires the target bank to have been in existence for some minimum period of time, the Federal Reserve is prohibited from approving an application by a bank holding company to acquire such target bank if such target bank does not satisfy this state law requirement, so long as the state law specifying such minimum period of time does not specify a period of more than five years. The Merger constitutes an interstate acquisition of a Florida bank, the Bank, by an Alabama bank holding company, BancGroup.

   Also, the Federal Reserve is prohibited from approving an Interstate Acquisition if the acquiring bank holding company controls, or upon consummation of the acquisition, would control, more than 10% of the total amount of deposits of insured depository institutions in the United States. Finally, subject to certain exceptions, the Federal Reserve may not approve an application pertaining to an Interstate Acquisition if, among other things, the bank holding company, upon consummation of the acquisition, would control 30% or more of the total amount of deposits of insured depository institutions in the state where the target bank is located.

   The BHCA provides for the publication of notice and public comment on the application and authorizes the Federal Reserve to permit interested parties to intervene in the proceedings. If an interested party is permitted to intervene, such intervention could delay the regulatory approvals required for consummation of the Merger. Section 11 of the BHCA imposes a waiting period which prohibits the consummation of the Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

   Pursuant to Section 18(c) of the Federal Deposit Insurance Act (the "Bank Merger Act"), the Federal Reserve's approval also must be obtained prior to the Bank Merger. The Federal Reserve is prohibited from approving the Bank Merger if it would result in a monopoly or would be in furtherance of any combination or conspiracy to monopolize or to attempt to monopolize the business of banking in any part of the United States. In addition, the Federal Reserve is prohibited from approving the Bank Merger if its effect, in any section of the country, would be substantially to lessen competition, or to tend to create a monopoly, or which in any other manner would be in restraint of trade, unless it finds that the anti-competitive effects of the Bank Merger are clearly outweighed in the public interest by the probable effect of the Bank Merger in meeting the convenience and needs of the community to be served. The Federal Reserve is required to take into consideration the financial and managerial resources and future prospects of the existing and proposed institutions, and the convenience and needs of the community to be served.

   In that the Bank Merger constitutes an interstate bank merger, certain additional requirements are applicable to the Bank Merger. For example, subject to certain exceptions, the Federal Reserve is prohibited from approving the Bank Merger if Colonial Bank materially fails to comply with filing requirements imposed by the Florida Department for interstate bank merger transactions. In addition, the Federal Reserve is prohibited from approving the Bank Merger if the bank resulting from the Bank Merger, including all insured depository institutions which are affiliates of such resulting bank, upon consummation of the transaction, would control more than 10% of the total amount of deposits of insured depository institutions in the United States. The Federal Reserve is also prohibited from approving the Bank Merger if either party to the Bank Merger has a branch in any state in which any other bank involved in the Bank Merger has a branch, and the resulting bank, upon consummation of the Bank Merger, would control 30% or more of the total amount of deposits of insured depository institutions in any such state. Finally, the Federal Reserve may approve the interstate bank merger only if each bank involved in the transaction is adequately capitalized as of the date the application is filed, and the Federal Reserve determines that the resulting bank will continue to be adequately capitalized and adequately managed upon consummation of the Bank Merger.

   The Bank Merger Act imposes a waiting period which prohibits consummation of the Bank Merger, in ordinary circumstances, for a period ranging from 15 to 30 days following the Federal Reserve's approval of the Bank Merger. During such period, the United States Department of Justice, should it object to the Merger for antitrust reasons, may challenge the consummation of the Merger.

   Florida Department Approval. The Florida Department must approve the change of control of the Bank which would be effected by the Merger. Under Section
658.28 of the Florida Banking Code, the Florida Department shall issue a Certificate of Approval for a change of control of a Florida state bank only after it has made an investigation and has determined that the proposed new owner of a controlling interest of such Florida state bank is qualified by reputation, character, experience and financial responsibility to control and operate the bank in a legal and proper manner and that the interest of the other shareholders, if any, and the depositors and creditors of the bank and the interest of the public generally will not be jeopardized by the proposed change in ownership, controlling interest or management.

   In addition, pursuant to Section 658.295 of the Florida Banking Code, the Florida Department shall not permit the Merger unless the Bank has been in existence and continuously operating, on the date of its acquisition, for more than three years. Also, the Florida Department shall not permit the Merger if, upon consummation of the transaction, BancGroup, including all of its insured depository institutions that would be "affiliates," as defined in 12 U.S.C.
(S) 1841(k), would control 30% or more of the total amount of deposits held by all insured depository institutions in the State of Florida.

   Alabama Department Approval. The Bank Merger must be approved by the Alabama Department pursuant to applicable provisions of the Alabama Banking Code. If the Superintendent of the Alabama Department finds that (1) the proposed transaction will not be detrimental to the safety and soundness of the bank resulting from the Bank Merger, (2) any new officers and directors of the resulting bank are qualified by character, experience, and financial responsibility to direct and manage the resulting bank, and (3) the proposed

Bank Merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of Alabama and is otherwise in the public interest, the Bank Merger shall be approved by the Superintendent.

   The Agreement provides that the obligation of each of BancGroup and Manufacturers to consummate the Merger is conditioned upon the receipt of all necessary regulatory approvals. There can be no assurance that the applications necessary for BancGroup to consummate the Merger with Manufacturers will be approved, and, if such approvals are received, that such approvals will not be conditioned upon terms and conditions that would cause the parties to abandon the Merger.

   Any approval received from bank regulatory agencies reflects only their view that the Merger does not contravene applicable competitive standards imposed by law, and that the Merger is consistent with regulatory policies relating to safety and soundness. THE APPROVAL OF THE BANK REGULATORY AGENCIES IS NOT AN ENDORSEMENT OR RECOMMENDATION OF THE MERGER.

   BancGroup is not aware of any governmental approvals or actions that may be required for consummation of the Merger except for the Federal Reserve and Florida Department approvals described above. Should any such approval or action be required, it is presently contemplated that such approval or action would be sought.

Conduct of Business Pending the Merger

   The Agreement contains certain restrictions on the conduct of the business of Manufacturers pending consummation of the Merger. The Agreement prohibits Manufacturers from taking, without the prior written consent of BancGroup, any of the following actions, prior to the Effective Date, subject to certain limited exceptions previously agreed to by BancGroup and Manufacturers:

     (i) Issuing, delivering or agreeing to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury), except shares of Manufacturers Common Stock issued upon the exercise of Manufacturers Options;

     (ii) Borrowing or agreeing to borrow any funds or incurring or becoming subject to, any liability (absolute or contingent) except borrowings, obligations and liabilities incurred in the ordinary course of business and consistent with past practice;

     (iii) Paying any material obligation or liability (absolute or contingent) other than current liabilities reflected in or shown on the most recent balance sheet and current liabilities incurred since that date in the ordinary course of business and consistent with past practice;

     (iv) Declaring or making or agreeing to declare or make, any payment of dividends or distributions of any assets of any kind whatsoever to shareholders, or purchasing or redeeming or agreeing to purchase or redeem, any of its outstanding securities except that Manufacturers may pay cash dividends at its current rate and at times consistent with past practices;

     (v) Except in the ordinary course of business, selling or transferring or agreeing to sell or transfer, any of its assets, property or rights or canceling, or agreeing to cancel, any debts or claims;

     (vi) Except in the ordinary course of business, entering or agreeing to enter into any agreement or arrangement granting any preferential rights to purchase any of its assets, property or rights or requiring the consent of any party to the transfer and assignment of any of its assets, property or rights;

     (vii) Waiving any rights of value which in the aggregate are material;

     (viii) Except in the ordinary course of business, making or permitting any amendment or termination of any contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

     (ix) Except in accordance with past practice, making any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

     (x) Except in accordance with past practice, increasing the rate of compensation payable to or to become payable to any of its officers or employees or making any material increase in any profit-sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

     (xi) Failing to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations; and

     (xii) Entering into any other material transaction other than in the ordinary course of business.

   The Agreement provides that prior to the Effective Date, no director or officer of Manufacturers or any of its subsidiaries shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of Manufacturers or its subsidiaries.

   The Agreement also provides that (i) at the request of BancGroup, Manufacturers will consult with BancGroup and advise BancGroup in advance of all loan requests outside the ordinary course of business or in excess of $500,000 that are not single-family residential loan requests; and (ii) Manufacturers will consult with BancGroup respecting business issues that Manufacturers believes should be brought to the attention of BancGroup.

Indemnification

   BancGroup has agreed to indemnify for six years present and former directors and officers of Manufacturers and the Bank against liabilities arising out of actions or omissions occurring at or prior to the Effective Date to the maximum extent provided in the FBCA and Manufacturers' Articles of Incorporation and Bylaws.

Rights of Dissenting Shareholders

   Holders of Manufacturers Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. Consummation of the Merger is subject to, among other things, the holders of no more than 10% of the outstanding Manufacturers Common Stock electing to exercise their dissenters' rights. Pursuant to Section 607.1320 of the FBCA, a Manufacturers shareholder who does not wish to accept the shares of BancGroup Common Stock to be received pursuant to the terms of the Agreement may dissent from the Merger and elect to receive the fair value of his shares as of the day prior to the date the Merger is approved by Manufacturers shareholders. Such fair value is exclusive of any appreciation or depreciation in anticipation of the Merger, unless exclusion would be inequitable.

   In order to exercise appraisal rights, a dissenting shareholder of Manufacturers (a "Dissenting Shareholder") must strictly comply with the statutory procedures of Sections 607.1320, 607.1301 and 607.1302 of the FBCA, which are summarized below. A copy of the full text of those Sections is attached hereto as Appendix B. Shareholders of Manufacturers are urged to read Appendix B in its entirety and to consult with their legal advisors. Each shareholder of Manufacturers who desires to assert his or her appraisal rights is cautioned that failure on his or her part to adhere strictly to the requirements of Florida law in any regard will cause a forfeiture of any appraisal rights.

   Procedures for Exercising Dissenters' Rights of Appraisal. The following summary of Florida law is qualified in its entirety by reference to the full text of the provisions of the FBCA attached hereto as Appendix B.

     1. A Dissenting Shareholder must file with Manufacturers, prior to the taking of the vote on the Merger, a written notice of intent to demand payment for his or her shares if the Merger is effectuated. A vote against the Merger will not alone be deemed to be the written notice of intent to demand payment. A Dissenting Shareholder need not vote against the Merger, but cannot vote for the Merger.

     2. Within ten days after the vote on the Merger is taken, Manufacturers must give written notice of the authorization of the Merger, if obtained, to each Manufacturers shareholder who filed notice of intent to demand payment for his shares. WITHIN 20 DAYS AFTER THE GIVING OF THE FOREGOING NOTICE BY MANUFACTURERS, EACH DISSENTING SHAREHOLDER MUST FILE WITH MANUFACTURERS A NOTICE OF ELECTION TO DISSENT, STATING HIS OR HER NAME AND ADDRESS, THE NUMBER OF SHARES AS TO WHICH HE OR SHE DISSENTS AND A DEMAND FOR PAYMENT OF THE FAIR VALUE OF HIS OR HER SHARES. ANY DISSENTING SHAREHOLDER FAILING TO FILE SUCH ELECTION WITHIN THE PERIOD WILL LOSE HIS OR HER APPRAISAL RIGHTS AND BE BOUND BY THE TERMS OF THE AGREEMENT. A Dissenting Shareholder filing an election to dissent must also deposit the certificate(s) representing his or her shares with Manufacturers simultaneously with the filing of the election.

     3. Upon filing a notice of election to dissent, a Dissenting Shareholder shall thereafter be entitled only to payment pursuant to the procedure set forth in the applicable sections of FBCA and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the Dissenting Shareholder at any time before an offer is made by Manufacturers to pay for shares. Upon such withdrawal, the right of the Dissenting Shareholder to be paid the fair value of his or her shares will cease, and he or she will be reinstated as a shareholder.

     4. Within 10 days after the expiration of the period in which a Dissenting Shareholder may file notice of election to dissent, or within ten days after the Effective Date of the Merger, whichever is later (but in no event later than 90 days after the Merger is approved), Manufacturers (or BancGroup after the Effective Date) must make a written offer to each Dissenting Shareholder who has made demand for appraisal for his or her shares at a price deemed by Manufacturers to be the fair value thereof.

     5. If, within 30 days after the making of such offer, the Dissenting Shareholder accepts the offer, payment for the shares of the Dissenting Shareholder is to be made within 90 days after the making of such offer or the effective date of the Merger, whichever is later. Upon payment of the agreed value, the Dissenting Shareholder will cease to have any interest in such shares.

     6. If Manufacturers (or BancGroup, if appropriate) fails to make such offer within the period specified above or if it makes an offer and a Dissenting Shareholder fails to accept the same within a period of 30 days thereafter, then Manufacturers, within 30 days after receipt of written demand from any Dissenting Shareholder given within 60 days after the date on which the Merger was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in Hillsborough County requesting that the fair value of such shares be determined by the Court.

     7. If Manufacturers fails to institute such proceeding within the above-prescribed period, any Dissenting Shareholder may do so in the name of Manufacturers. A copy of the initial pleading will be served on each Dissenting Shareholder. Manufacturers is required to pay each Dissenting Shareholder the amount found to be due within 10 days after final determination of the proceedings. The judgment of the court is payable only upon and concurrently with the surrender to Manufacturers of the certificate(s) representing the shares. Upon payment of the judgment, the Dissenting Shareholder ceases to have any interest in such shares.

     8. The costs and expenses of the court proceeding are determined by the court and will be assessed against Manufacturers (or BancGroup, if appropriate) except that all or any part of such costs and expenses may be apportioned and assessed against any Dissenting Shareholders who are parties to the proceeding and to whom Manufacturers has made an offer to pay for their shares, if the court finds their refusal to accept such offer to have been arbitrary, vexatious or not in good faith. Expenses include reasonable compensation for, and expenses of, appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the value of the shares, as determined by the court, materially exceeds the amount that Manufacturers offered to pay for the shares then the court may, in its discretion, award to any Dissenting Shareholder who is a party to the proceedings, such sum as the court may determine to be reasonable compensation to any expert(s) employed by the Dissenting Shareholder in the proceeding.

   Any Dissenting Shareholder who perfects his or her right to be paid the value of his or her shares will recognize gain or loss, if any, for federal income tax purposes upon the receipt of cash for such shares. The amount of gain or loss and its character as ordinary or capital gain or loss will be determined in accordance with applicable provisions of the Code. See "--Certain Federal Income Tax Consequences."

   BECAUSE OF THE COMPLEXITY OF THE PROVISIONS OF THE FLORIDA LAW RELATING TO DISSENTERS' APPRAISAL RIGHTS, SHAREHOLDERS WHO ARE CONSIDERING DISSENTING FROM THE MERGER ARE URGED TO CONSULT THEIR OWN LEGAL ADVISERS.

Resale of BancGroup Common Stock Issued in the Merger

   The issuance of the shares of BancGroup Common Stock pursuant to the Merger (including any shares to be issued pursuant to Manufacturers Options) has been registered under the Securities Act of 1933 (the "Securities Act"). As a result, shareholders of Manufacturers who are not "affiliates" of Manufacturers (as such term is defined under the Securities Act) may resell, without restriction, all shares of BancGroup Common Stock which they receive in connection with the Merger. Under the Securities Act, only affiliates of Manufacturers are subject to restrictions on the resale of the BancGroup Common Stock which they receive in the Merger.

   The BancGroup Common Stock received by affiliates of Manufacturers who do not also become affiliates of BancGroup after the consummation of the Merger may not be sold except pursuant to an effective registration statement under the Securities Act covering such shares or in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of the Securities Act. Generally, Rule 145 permits BancGroup Common Stock held by such shareholders to be sold in accordance with certain provisions of Rule 144 under the Securities Act. In general, these provisions of Rule 144 permit a person to sell on the open market in brokers or certain other transactions within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of BancGroup Common Stock or the average weekly trading volume in BancGroup Common Stock reported on the NYSE during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to the availability of current public information about BancGroup. The restrictions on sales will cease to apply under most circumstances once the former Manufacturers affiliate has held the BancGroup Common Stock for at least one year. BancGroup Common Stock held by affiliates of Manufacturers who become affiliates of BancGroup, if any, will be subject to additional restrictions on the ability of such persons to resell such shares.

   Manufacturers has provided BancGroup with the identity of those persons (primarily officers, directors and principal shareholders) who may be deemed to be affiliates of Manufacturers. Manufacturers has obtained from each such person a written undertaking to the effect that no sale or transfer will be made of any shares of BancGroup Common Stock by such person except pursuant to Rule 145 or pursuant to an effective registration statement or an exemption from registration under the Securities Act. The undertaking also requires each affiliate to agree that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section
201.01 of the Commission's Codification of Financial Reporting Policies.

Accounting Treatment

   BancGroup will account for the Merger as a pooling-of-interests transaction in accordance with generally accepted accounting principles, which, among other things, require that the number of shares of Manufacturers Common Stock acquired for cash pursuant to the exercise of dissenters' rights or in lieu of fractional shares not exceed 10% of the outstanding shares of Manufacturers Common Stock. Under this accounting treatment, assets and liabilities of Manufacturers would be added to those of BancGroup at their recorded book values, and the shareholders' equity of the two companies would be combined in BancGroup's consolidated balance sheet. Financial statements of BancGroup issued after the Effective Date will be restated to reflect the consolidated operations of BancGroup and Manufacturers as if the Merger had taken place prior to the periods covered by the financial statements.

Manufacturers Trust Securities

   In December 1999, Manufacturers formed MBI Business Trust for the sole purpose of issuing trust preferred securities. Distributions on the outstanding shares of trust preferred securities are payable at the three- month LIBOR rate plus 2.5%. As of June 30, 2001, there was $3.0 million of trust preferred securities were outstanding. BancGroup will assume all rights and obligations of the trust preferred securities according to the terms of the operative documents.

NYSE Reporting of BancGroup Common Stock Issued in the Merger

   Sales of BancGroup Common Stock to be issued in the Merger in exchange for Manufacturers Common Stock will be reported on the NYSE.

Treatment of Manufacturers Options

   Assumption of Options. As of the date of this Prospectus, Manufacturers had granted options (the "Manufacturers Options"),which entitle the holders thereof to acquire up to 190,393 shares of Manufacturers Common Stock. Except for the Manufacturers Options exercised or terminated prior to the Effective Date, on the Effective Date, BancGroup will assume all Manufacturers Options outstanding, and each such option will represent the right to acquire the BancGoup Common Stock on substantially the same terms applicable to the Manufacturers Options. The registration statement registering the shares of BancGroup Common Stock issued pursuant to the Merger also registers the shares of BancGroup Common Stock to be issued upon the exercise of the Manufacturers Options assumed by BancGroup. The number of shares of BancGroup Common Stock to be issued pursuant to such options will equal the number of shares of Manufacturers Common Stock subject to such Manufacturers Options multiplied by the Exchange Ratio, provided that no fraction of shares of BancGroup Common Stock will be issued, and the number of shares of BancGroup Common Stock to be issued upon the exercise of Manufacturers Options, if a fractional share exists, will equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or else such fractional interest shall be paid in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock will be the exercise price for each share of Manufacturers Common Stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done.

   The Manufacturers Options are issuable pursuant to the Manufacturers 1998 Stock Option Plan, a stock option plan originally adopted by the Bank on July 1, 1998, and assumed by Manufacturers when it became a bank holding company on June 23, 1999 (the "Option Plan"). The Option Plan is not qualified under
Section 401(a) of the Internal Revenue Code of 1986, as amended, nor subject to the Employee Retirement Income Security Act of 1974. Manufacturers Options are not transferable except under the laws of descent and distribution.

   Purpose of the Option Plan. The purpose of the Option Plan is to advance the interests of Manufacturers and its shareholders by affording employees and officers an opportunity to acquire or increase their propriety interest in Manufacturers and, therefore, additional incentive to promote Manufacturers' success and remain in its employ. BancGroup believes that its assumption of the Manufacturers Options will be consistent with this purpose. No further options will be granted under the Option Plan after the Merger. A total of 13 persons currently hold Manufacturers Options.

   Tax Consequences--Incentive Options. Options issued and held under the Option Plan by employees are intended to qualify as "incentive stock options," under, and to the extent provided in, Section 422 of the Internal Revenue Code of 1986, as amended. Under the Internal Revenue Code no income will result to a grantee of any such option upon the granting or exercising of an option by the grantee, and BancGroup will not be entitled to a tax deduction by reason of such grant or exercise.

   If, after exercising the option, the employee holds the stock obtained through exercise for at least two years after the date of option grant and at least one year after the stock was obtained, the employee's gain (if any) on selling the stock will generally be treated as a long term capital gain. Generally, the employee's alternative minimum taxable income for minimum tax purposes will be increased by the difference between the option price and the fair market value of the stock on the date of exercise.

   If the following holding period requirements are not met, then any gain on the sale of the stock will be taxed partly or entirely at ordinary income tax rates. If the stock is held for less than the required holding period, then the difference between the option exercise price and the fair market value of the stock on the date of exercise will be taxed at ordinary income tax rates. The gain equal to the increase in the fair market value of the stock after the date, of exercise of the option will generally be taxed as capital gain.

   It should be understood that the holding periods discussed above relate only to federal income tax treatment and not to any securities law restrictions that may apply to the sale of shares obtained through an option.

   The foregoing statements concerning federal income tax treatment are necessarily general and may not apply in a particular instance, including where the options do not qualify as incentive stock options. Option holders should contact their own professional tax advisors for advice concerning their particular tax situation and any changes in the tax law since the date of this Proxy Statement/Prospectus.

   Exercise of Options. After a Manufacturers Option becomes exercisable in accordance with its terms, it may be exercised by the holder by giving written notice to BancGroup on a form provided by BancGroup and by paying to BancGroup in cash the exercise price of the shares to be acquired under the option. Payment may be made to BancGroup by cash, check, bank draft, or money order. The period during which an option may be exercised is stated in the agreement respecting each grant of options but in no case may be more than ten years from the date the option is granted. The optionee must be in the continuous employ of Manufacturers or BancGroup from the date of grant through the date of exercise, except as stated below.

   Termination of Employment. If an employee is terminated for cause, the option will also terminate as of the date of termination of employee's employment. Otherwise, the Option will terminate three months following the termination of the employee's employment without cause, or one year following the termination of employment as a result of the employee's death, disability or legal incapacity. "Cause" is defined in the Option Plan as the termination of the employee's employment for "cause" under such individual's employment agreement or, in the absence of such agreement, because of the gross misconduct, drug dependence, gross neglect or incompetent performance of assigned duties, proven dishonesty or commission of a felony on the part of such individual which, in the Board's sole discretion renders such individual unable to properly and effectively provide services to, or effectively act as a represent of, Manufacturers.

   Other Matters. It is not anticipated that BancGroup will make any reports to option holders regarding the amount or status of Manufacturers Options held. Option holders may obtain such information from BancGroup at the address given above on page 3 of this Proxy Statement/Prospectus.

   The shares subject to options will be obtained by BancGroup from authorized but unissued shares.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

   Shares of Manufacturers Common Stock are not actively traded, and such trading activity, as it occurs takes place in privately negotiated transactions. Since January 1, 1999, the sales price per share of Manufacturers Common Stock, of which Manufacturers had knowledge, ranged from $10 to $14.50 per share. During 1999, Manufacturers acquired Partners Bank of Florida in a transaction involving issuance of Manufacturers Common Stock and cash. Manufacturers Common Stock issued in connection with the acquisition was valued at $14.50 per share for purposes of recording the acquisition. The last sale of Manufacturers Common Stock of which Manufacturers had knowledge was for 5,000 shares on April 25, 2001 at a price of $14.50 per share. The following sets forth the trading prices for the shares of Manufacturers Common Stock that have occurred since January 1, 1999 for transactions in which the trading prices are known to management of Manufacturers:

                                                                     Price Per
                                                                     Share of
                                                                   Common Stock
                                                                   -------------
                                                                    High   Low
                                                                   ------ ------
   1999
   First Quarter.................................................. $10.00 $10.00
   Second Quarter.................................................  14.50  14.00
   Third Quarter..................................................  14.50  14.50
   Fourth Quarter.................................................  14.50  14.50
   2000
   First Quarter..................................................  14.50  14.50
   Second Quarter.................................................  14.50  14.50
   Third Quarter..................................................  14.50  14.50
   Fourth Quarter.................................................  14.50  14.50
   2001
   First Quarter..................................................  14.50  14.50
   Second Quarter.................................................  14.50  14.50
   Third Quarter (through September 18, 2001).....................    --     --

   Manufacturers has paid quarterly dividends during each quarter beginning January 1, 2000 and through June 30, 2001. There were no dividends paid in 1998 and dividends of $0.10 per share were paid in August of 1999. The Agreement provides that Manufacturers may pay cash dividends at its most recent rate and on dates and times consistent with past practice. The following table sets forth the cash dividends per share declared on Manufacturers Common Stock during 2000 and through September 18, 2001.

                                                          Dividends Declared
                                                             Per Share of
                                                      Manufacturers Common Stock
                                                      --------------------------
   2000
   First Quarter.....................................           $0.05
   Second Quarter....................................            0.08
   Third Quarter.....................................            0.10
   Fourth Quarter....................................            0.15
   2001
   First Quarter.....................................           $0.05
   Second Quarter....................................            0.10
   Third Quarter (through September 18, 2001)........            0.17

   In December 1999, Manufacturers formed MBI Business Trust for the sole purpose of issuing trust preferred securities. Distributions on the outstanding shares of trust preferred securities were payable at 8.75% through March 31, 2000. After March 31, 2000, distributions were paid and are payable at the three month LIBOR rate plus 2.5%. Although distributions may be deferred at the election of Manufacturers, they continue to accumulate and are payable to security holders at the then current distribution rate. Dividends on Manufacturers Common Stock are suspended if distributions on trust preferred securities are not current. Distributions on the trust preferred securities were current as of July 31, 2001.

   Total distributions on trust preferred securities for the six months ended June 30, 2001 and for the year ended December 31, 2000 were $66,741 and $255,185, respectively. Manufacturers also paid distributions on trust preferred securities in early July 2001 of $55,340.

   BancGroup. BancGroup Common Stock is listed for trading on the NYSE under the symbol "CNB." The following table indicates the high and low sales prices of the BancGroup Common Stock as reported on the NYSE since January 1, 1999.

                                                       Price Per Share
                                                       of Common Stock
                                                       --------------- Dividends
                                                        High     Low   Per Share
                                                       ------- ------- ---------
   1999
   First Quarter...................................... $12.563 $11.375   $.095
   Second Quarter.....................................  13.938  11.188    .095
   Third Quarter......................................  15.000  10.375    .095
   Fourth Quarter.....................................  12.938  10.188    .095
   2000
   First Quarter......................................  10.750   8.625    .110
   Second Quarter.....................................  11.250   9.000    .110
   Third Quarter......................................  10.750   9.688    .110
   Fourth Quarter.....................................  11.125   8.313    .110
   2001
   First Quarter......................................  13.120  10.750    .120
   Second Quarter.....................................  14.750  12.050    .120
   Third Quarter (through September 18, 2001).........  14.940   12.02    .120

   On June 15, 2001, the business day immediately prior to the public announcement of the Merger, the closing price of the BancGroup Common Stock on the NYSE was $12.54 per share. The following table presents the market value per share of BancGroup Common Stock on that date, and the market value and equivalent per share value of Manufacturers Common Stock on that date:

                                                                    Equivalent
                                           BancGroup Manufacturers   Price Per
                                            Common      Common     Manufacturers
                                           Stock(1)    Stock(2)      Share(3)
                                           --------- ------------- -------------
   Comparative Market Value...............  $12.54      $14.50        $20.06

--------
(1) Closing price as reported by the NYSE on June 15, 2001.

(2) There is no established public trading market for the shares of Manufacturers Common Stock. The value shown is the price at which shares of Manufacturers Common Stock were sold on April 25, 2001, which was the last sale price prior to the public announcement of the Merger on June 18, 2001, of which management of Manufacturers is aware.

(3) If the Merger had closed on June 15, 2001, and assuming that the Market Value as that term is defined herein had also been $12.54, 1.6 shares of BancGroup Common Stock would have been exchanged for each share of Manufacturers Common Stock.

                     BANCGROUP CAPITAL STOCK AND DEBENTURES

   BancGroup's authorized capital stock consists of 200,000,000 shares of BancGroup Common Stock, par value $2.50 per share. As of June 30, 2001, there were issued and outstanding a total of 110,714,099 shares of BancGroup Common Stock. No shares of Preference Stock are issued and outstanding. Additionally,

BancGroup has various issuances of long term debt oustanding at June 30, 2001 summarized as follows and described more fully below, under BancGroup debt.

                                                                  June 30, 2001
                                                                  --------------
                                                                  (in thousands)
   7 1/2% Convertible Subordinated Debentures....................   $    2,853
   7% Convertible Subordinated Debentures........................        1,145
   Variable Rate Subordinated Debentures.........................        7,725
   Subordinated Notes............................................      248,335
   Trust Preferred Securities....................................       70,000
   FHLB Advances.................................................    1,121,718
   Reverse Repurchase Agreements.................................       88,064
                                                                    ----------
     Total.......................................................   $1,539,840
                                                                    ==========

   The following statements with respect to BancGroup Common Stock and Preference Stock are brief summaries of material provisions of Delaware law, the Restated Certificate of Incorporation (the "BancGroup Certificate"), as amended, and Bylaws of BancGroup, do not purport to be complete and are qualified in their entirety by reference to the foregoing.

BancGroup Common Stock

   Dividends. Subject to the rights of holders of Preference Stock, if any, to receive certain dividends prior to the declaration of dividends on shares of BancGroup Common Stock, when and as dividends, payable in cash, stock or other property, are declared by the BancGroup Board of Directors, the holders of BancGroup Common Stock are entitled to share ratably in such dividends.

   Voting Rights. Each holder of BancGroup Common Stock has one vote for each share held on matters presented for consideration by the stockholders.

   Preemptive Rights. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup.

   Issuance of Stock. The BancGroup Certificate authorizes the Board of Directors of BancGroup to issue authorized shares of BancGroup Common Stock without stockholder approval. However, BancGroup's Common Stock is listed on the NYSE, which requires stockholder approval of the issuance of additional shares of BancGroup Common Stock under certain circumstances.

   Liquidation Rights. In the event of liquidation, dissolution or winding-up of BancGroup, whether voluntary or involuntary, the holders of BancGroup Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its stockholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Preference Stock.

Preferred Stock

   The Preferred Stock may be issued from time to time as a class without series, or if so determined by the Board of Directors of BancGroup, either in whole or in part in one or more series. The voting rights, and such designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, including, but not limited to, the dividend rights, conversion rights, redemption rights and liquidation preferences, if any, of any wholly unissued series of Preferred Stock (or of the entire class of Preferred Stock if none of such shares has been issued), the number of shares constituting any such series and the terms and conditions of the issue thereof may be fixed by resolution of the Board of Directors of BancGroup. Preferred Stock may have a preference over the BancGroup Common Stock with respect to the payment of dividends and the distribution of assets in the event of the liquidation or winding-up of BancGroup and such other preferences as may be fixed by the Board of Directors of BancGroup.

BancGroup Debt

   BancGroup has 7.50% Convertible Subordinated Debentures due March 31, 2011 ("1986 Debentures") issued in 1986 that are convertible at any time into shares of BancGroup Common Stock, at the conversion price of $7.00 principal amount of 1986 Debentures, subject to adjustment upon the occurrence of certain events, for each share of stock received. The 1986 Debentures are redeemable at the option of BancGroup at the face amount plus accrued interest. In the event all of the remaining 1986 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1986 Indenture, approximately 412,000 shares of such Common Stock would be issued.

   BancGroup also has 7.00% Convertible Subordinated Debentures due December 31, 2004 ("1994 Debentures"), that were issued by D/W Bankshares prior to being merged into BancGroup. The 1994 Debentures are convertible into BancGroup Common Stock, at the conversion price of $7.58 principal amount of the 1994 Debentures, subject to adjustment upon occurrence of certain events, for each share of stock received. In the event all of the remaining 1994 Debentures are converted into shares of BancGroup Common Stock in accordance with the 1994 Indenture, approximately 151,000 shares of such Common Stock would be issued.

   In connection with the ASB Bancshares, Inc. acquisition, on February 5, 1998, BancGroup issued $7,725,000 of variable rate subordinated debentures due February 5, 2008 ("1998 Debentures"). These variable rate subordinated debentures bear interest equal to the New York Prime Rate minus 1% (but in no event less than 7% per annum).

   On March 15, 1999, BancGroup issued $100 million of subordinated notes, due March 15, 2009. The notes bears interest at 8.00% and are not subject to redemption prior to maturity.

   On January 29, 1997, BancGroup issued, through a special purpose trust, $70 million of Trust Preferred Securities. The securities bear interest at 8.92% and are subject to redemption by BancGroup, in whole or in part at any time after January 29, 2007 until maturity in January 2017. Circumstances are remote that redemption will occur prior to maturity.

   On May 23, 2001, Colonial Bank issued $150 million in subordinated notes at 9.375% due June 1, 2011 for general corporate and banking purposes in the ordinary course of business. This debt qualifies as Tier II capital. In connection with this issuance, BancGroup executed an interest rate swap whereby BancGroup will receive a fixed rate and pay a floating rate, effectively converting the fixed rate notes to floating. The result of this interest rate swap created a current effective rate on the notes for the second quarter ending June 30, 2001 of 7.2175%.

   The subordinated debentures, notes and Trust Preferred Securities described above are subordinate to substantially all remaining liabilities of BancGroup.

   BancGroup had long-term FHLB Advances outstanding of $1,121,718,000 at June 30, 2001. These advances bear interest rates of 4.00% to 7.53% and mature from 2001 to 2013.

   BancGroup has received funds under reverse repurchase agreements with Morgan Stanley, Salomon Brothers and First Boston. At June 30, 2001, BancGroup had long-term reverse repurchase agreements outstanding of $88 million. These agreements, which are collateralized by mortgage-backed securities, bear interest rates of 5.80% to 6.03% and mature from 2001 to 2003.

Changes in Control

   Certain provisions of the BancGroup Certificate and the BancGroup Bylaws may have the effect of preventing, discouraging or delaying any change in control of BancGroup. The authority of the BancGroup

Board of Directors to issue BancGroup Preferred Stock with such rights and privileges, including voting rights, as it may deem appropriate may enable BancGroup's Board of Directors to prevent a change in control despite a shift in ownership of the BancGroup Common Stock. See "General" and "Preferred Stock." In addition, the power of BancGroup's Board of Directors to issue additional shares of BancGroup Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. See "BancGroup Common Stock." The following provisions also may deter any change in control of BancGroup.

   Classified Board. BancGroup's Board of Directors is classified into three classes, as nearly equal in number as possible, with the members of each class elected to three-year terms. Thus, one-third of BancGroup's Board of Directors is elected by stockholders each year. With this provision, two annual elections are required in order to change a majority of the Board of Directors. There are currently 18 directors of BancGroup. This provision of the BancGroup Certificate also stipulates that (i) directors can be removed only for cause upon a vote of 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class, (ii) vacancies in the Board of Directors may only be filled by a majority vote of the directors remaining in office, (iii) the maximum number of directors shall be fixed by resolution of the Board of Directors, and (iv) the provisions relating to the classified Board of Directors can only be amended by the affirmative vote of the holders of at least 80% of the voting power of the outstanding shares entitled to vote in the election of directors, voting as a class.

   Business Combinations. Certain "Business Combinations" of BancGroup with a "Related Person" may only be undertaken with the affirmative vote of at least 75% of the outstanding shares of "Voting Stock," plus the affirmative vote of at least 67% of the outstanding shares of Voting Stock, not counting shares owned by the Related Person, unless the Continuing Directors of BancGroup approve such Business Combination. A "Related Person" is a person, or group, who owns or acquires 10% or more of the outstanding shares of BancGroup Common Stock, provided that no person shall be a Related Person if such person would have been a Related Person on the date of approval of this provision by BancGroup's Board of Directors, i.e., April 20, 1994. An effect of this provision may be to exclude Robert E. Lowder, the current Chairman and Chief Executive Officer of BancGroup, and certain members of his family from the definition of Related Person. A "Continuing Director" is a director who was a member of the Board of Directors immediately prior to the time a person became a Related Person. This provision may not be amended without the affirmative vote of the holders of at least 75% of the outstanding shares of Voting Stock, plus the affirmative vote of the outstanding shares of at least 67% of the outstanding Voting Stock, excluding shares held by a Related Person. This provision may have the effect of giving the incumbent Board of Directors a veto over a merger or other Business Combination that could be desired by a majority of BancGroup's stockholders. As of February 20, 2001, the Board of Directors of BancGroup owned approximately 7.9% of the outstanding shares of BancGroup Common Stock.

   Board Evaluation of Mergers. The BancGroup Certificate permits the Board of Directors to consider certain factors such as the character and financial stability of the other party, the projected social, legal, and economic effects of a proposed transaction upon the employees, suppliers, regulatory agencies and customers and communities of BancGroup, and other factors when considering whether BancGroup should undertake a merger, sale of assets, or other similar transaction with another party. This provision may not be amended except by the affirmative vote of at least 80% of the outstanding shares of BancGroup Common Stock. This provision may give greater latitude to the Board of Directors in terms of the factors which the board may consider in recommending or rejecting a merger or other Business Combination of BancGroup.

   Director Authority. The BancGroup Certificate prohibits stockholders from calling special stockholders' meetings and acting by written consent. It also provides that only BancGroup's Board of Directors has the authority to undertake certain actions with respect to governing BancGroup such as appointing committees, electing officers, and establishing compensation of officers, and it allows the Board of Directors to act by majority vote.

   Bylaw Provisions. The BancGroup Bylaws provide that stockholders wishing to propose nominees for the Board of Directors or other business to be taken up at an annual meeting of BancGroup shareholders must comply with certain advance written notice provisions. These bylaw provisions are intended to provide for the more orderly conduct of stockholders' meetings but could make it more difficult for shareholders to nominate directors or introduce business at shareholders' meetings.

   Delaware Business Combination Statute. Subject to some exceptions, Delaware law prohibits BancGroup from entering into certain "business combinations" (as defined) involving persons beneficially owning 15% or more of the outstanding BancGroup Common Stock (or one who is an affiliate of BancGroup and has over the past three years beneficially owned 15% or more of such stock) (either, for the purpose of this paragraph, an "Interested Stockholder"), unless the Board of Directors has approved either (i) the business combination or (ii) prior to the stock acquisition by which such person's beneficial ownership interest reached 15% (a "Stock Acquisition"), the Stock Acquisition. The prohibition lasts for three years from the date of the Stock Acquisition. Notwithstanding the preceding, Delaware law allows BancGroup to enter into a business combination with an Interested Stockholder if (i) the business combination is approved by BancGroup's Board of Directors and authorized by an affirmative vote of at least 66 2/3% of the outstanding voting stock of BancGroup which is not owned by the Interested Stockholder or (ii) upon consummation of the transaction which resulted in the shareholder becoming an Interested Stockholder, such shareholder owned at least 85% of the outstanding BancGroup Common Stock (excluding BancGroup Common Stock held by officers and directors of BancGroup or by certain BancGroup stock plans). These provisions of Delaware law apply simultaneously with the provisions of the BancGroup Certificate relating to business combinations with a related person, described above at "Business Combinations," but they are generally less restrictive than the BancGroup Certificate.

   Control Acquisitions. As it relates to BancGroup, the Change in Bank Control Act of 1978 prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under
Section 12 of the Exchange Act, such as BancGroup, would, under the circumstances set forth in the presumption, constitute the acquisition of control. The receipt of revocable proxies, provided the proxies terminate within a reasonable time after the meeting to which they relate, is not included in determining percentages for change in control purposes.

                       COMPARATIVE RIGHTS OF SHAREHOLDERS

   If the Merger is consummated, shareholders of Manufacturers (except those perfecting dissenters' rights) will become holders of BancGroup Common Stock. The rights of the holders of the Manufacturers Common Stock who become holders of BancGroup Common Stock following the Merger will be governed by the BancGroup Certificate and the BancGroup Bylaws, as well as the laws of Delaware, the state in which BancGroup is incorporated.

   The following summary compares the rights of the holders of Manufacturers Common Stock with the rights of the holders of the BancGroup Common Stock. For a more detailed description of the rights of the holders of BancGroup Common Stock, including certain features of the BancGroup Certificate and the DGCL that might limit the circumstances under which a change in control of BancGroup could occur, see "BancGroup Capital Stock and Debentures."

   The following information is qualified in its entirety by the BancGroup Certificate and the BancGroup Bylaws, and Manufacturers' Articles of Incorporation and Bylaws, the DGCL and the FBCA.

Director Elections

   Manufacturers. Manufacturers' Directors are elected to terms of three years with approximately one-third of the Board to be elected annually. Shareholders may not cumulate votes in connection with such election (nor for any other purpose).

   BancGroup. BancGroup's directors are elected to terms of three years with approximately one-third of the Board to be elected annually. There is no cumulative voting in the election of directors. See "BancGroup Capital Stock and Debentures--Changes in Control--Classified Board."

Removal of Directors

   Manufacturers. Manufacturers' Directors may be removed by shareholders with or without cause by the affirmative vote of the holders of a majority of the then outstanding voting shares of Manufacturers, voting together as a single class.

   BancGroup. The BancGroup Certificate provides that a director may be removed from office, but only for cause and by the affirmative vote of the holders of at least 80% of the voting shares then entitled to vote at an election of directors.

Voting

   Manufacturers. Each holder of Manufacturers Common Stock is entitled to cast one vote for each share held on each issue with respect to which a shareholder vote is authorized, but may not cumulate votes for the election of directors or for any other purpose.

   BancGroup. Each stockholder of BancGroup is entitled to one vote for each share of BancGroup Common Stock held, and such holders are not entitled to cumulative voting rights in the election of directors.

Preemptive Rights

   Manufacturers. Holders of Manufacturers Common Stock have preemptive rights to subscribe for additional shares on a pro rata basis when and if shares are offered for sale by Manufacturers.

   BancGroup. The holders of BancGroup Common Stock have no preemptive rights to acquire any additional shares of BancGroup Common Stock or any other shares of BancGroup capital stock.

Directors' Liability

   Manufacturers. Section 607.0831 of the FBCA provides that a director of Manufacturers will not be personally liable for monetary damages to Manufacturers or any other person for any statement, vote, decision or failure to act, regarding corporate management or policy, by a director unless: (a) the director breached or failed to perform his duties as a director, and (b) the director's breach of or failure to perform those duties constitutes: (1) a violation of the criminal law, unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful, (2) a transaction in which the director derived an improper personal benefit, (3) a payment of certain unlawful dividends and distributions, (4) in a proceeding by or in the right of Manufacturers to procure judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of Manufacturers, or willful misconduct, or
(5) in a proceeding by or in the right of someone other than Manufacturers or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property. This provision would absolve directors of Manufacturers of personal liability for negligence in the performance of their duties, including gross negligence. It would not permit a director to be exculpated, however, from liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to Manufacturers and its shareholders, and it would not affect the availability of injunctive and other equitable relief as a remedy.

   BancGroup. The BancGroup Certificate provides that a director of BancGroup will have no personal liability to BancGroup or its stockholders for monetary damages for breach of fiduciary duty as a director except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for the payment of certain unlawful dividends and the making of certain stock purchases or redemptions, or (iv) for any transaction from which the director derived an improper personal benefit. This provision would absolve directors of personal liability for negligence in the performance of duties, including gross negligence. It would not permit a director to be exculpated, however, for liability for actions involving conflicts of interest or breaches of the traditional "duty of loyalty" to BancGroup and its stockholders, and it would not affect the availability of injunctive or other equitable relief as a remedy.

Indemnification

   Manufacturers. Under Section 607.0850 of the FBCA, the directors and officers of Manufacturers may be indemnified against certain liabilities which they may incur in their capacity as officers and directors. Such indemnification is generally available if the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Manufacturers, and with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Indemnification may also be available unless a court of competent jurisdiction establishes by final adjudication that the actions or omissions of the individual are material to the cause of action so adjudicated and constituted:
(a) a violation of the criminal law, unless the individual had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful; (b) a transaction from which the individual derived an improper personal benefit; or (c) willful misconduct or conscious disregard for the best interest of Manufacturers in a proceeding by or in the right of Manufacturers to procure a judgment in its favor or in a proceeding by or in the right of a shareholder. Manufacturers' Bylaws authorize Manufacturers to indemnify its officers, directors, employees and agents to the extent permitted by Florida law.

   Manufacturers maintains a directors' and officers' insurance policy pursuant to which officers and directors of Manufacturers would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses.

   BancGroup. The BancGroup Certificate provides that directors, officers, employees and agents of BancGroup shall be indemnified to the full extent permitted under the DGCL. Section 145 of the DGCL contains detailed and comprehensive provisions providing for indemnification of directors and officers of Delaware corporations against expenses, judgments, fines and settlements in connection with litigation. Under the DGCL, other than an action brought by or in the right of BancGroup, such indemnification is available if it is determined that the proposed indemnitee acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In actions brought by or in the right of BancGroup, such indemnification is limited to expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of such action if the indemnity acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of BancGroup and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person has been adjudged to be liable to BancGroup unless and only to the extent that the Delaware Court of Chancery or the court in which the action was brought determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

   To the extent that the proposed indemnity has been successful on the merits or otherwise in defense of any action, suit or proceeding (or any claim, issue or matter therein), he or she must be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

   BancGroup maintains an officers' and directors' insurance policy and a separate indemnification agreement pursuant to which officers and directors of BancGroup would be entitled to indemnification against certain liabilities, including reimbursement of certain expenses that extends beyond the minimum indemnification provided by Section 145 of the DGCL.

Special Meetings of Shareholders; Action Without a Meeting

   Manufacturers. Manufacturers' Articles of Incorporation authorize a special shareholders meeting to be called by the board of directors, Manufacturers' chairman of the board or chief executive officer, or by the holders of not less than twenty percent of the outstanding shares. Manufacturers Articles of Incorporation also provide that any action required or permitted of shareholders to be taken instead without a meeting by written consent of shareholders having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

   BancGroup. Under the BancGroup Certificate, a special meeting of BancGroup's stockholders may only be called by a majority of the BancGroup Board of Directors or by the chairman of the Board of Directors of BancGroup. Holders of BancGroup Common Stock may not call special meetings or act by written consent.

Mergers, Share Exchanges and Sales of Assets

   Manufacturers. The FBCA provides that mergers and sales of substantially all of the property of a Florida corporation must be approved by a majority of the outstanding shares of the corporation entitled to vote thereon. The FBCA also provides, however, that the shareholders of a corporation surviving a merger need not approve the transaction if: (a) the articles of incorporation of the surviving corporation will not differ from its articles before the merger, and
(b) each shareholder of the surviving corporation whose shares were outstanding immediately prior to the effective date of the merger will hold the same number of shares with identical designations, preferences, limitations and relative rights, immediately after the merger.

   BancGroup. The DGCL provides that mergers and sales of substantially all of the assets of Delaware corporations must be approved by a majority of the outstanding stock of the corporation entitled to vote thereon. The DGCL also provides, however, that the stockholders of the corporation surviving a merger need not approve the transaction if: (i) the agreement of merger does not amend in any respect the certificate of incorporation of such corporation; (ii) each share of stock of such corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger; and
(iii) either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger. See also "BancGroup Capital Stock and Debentures--Changes in Control" for a description of the statutory provisions and the provisions of the BancGroup Certificate relating to changes of control of BancGroup. See "Anti-takeover Statutes" for a description of additional restrictions on business combination transactions.

Amendment of Certificate of Incorporation and Bylaws

   Manufacturers. Section 607.1002 of the FBCA permits the Board of Directors to amend the Articles of Incorporation in certain minor respects without shareholder action, but Section 607.1003 requires most amendments to be adopted by the shareholders upon recommendation of the Board of Directors. Unless the

FBCA requires a greater vote, amendments may be adopted by a majority of the votes cast, a quorum being present (except those provisions of Manufacturers' Articles of Incorporation which relate to director classification, election, vacancies, notice and removal, which amendments require the affirmative vote of a majority of the outstanding shares of Manufacturers Common Stock).

   Section 607.1020 of the FBCA permits the Board of Directors to amend or repeal the bylaws unless the FBCA or the shareholders provide otherwise. The shareholders entitled to vote have concurrent power to amend or repeal the bylaws.

   BancGroup. Under the DGCL, a Delaware corporation's certificate of incorporation may be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. The BancGroup Certificate requires "super-majority" Stockholder approval to amend or repeal any provision of, or adopt any provision inconsistent with, certain provisions in the BancGroup Certificate governing (i) the election or removal of directors, (ii) business combinations between BancGroup and a Related Person, and (iii) board of directors evaluation of business combination procedures. See "BancGroup Capital Stock and Debentures--Changes in Control."

   As is permitted by the DGCL, the Certificate gives the Board of Directors the power to adopt, amend or repeal the BancGroup Bylaws. The stockholders entitled to vote have concurrent power to adopt, amend or repeal the BancGroup Bylaws.

Rights of Dissenting Stockholders

   Manufacturers. Holders of Manufacturers Common Stock as of the Record Date are entitled to dissenters' rights of appraisal under Florida law. For a description of such appraisal rights, see "The Merger--Rights of Dissenting Shareholders."

   BancGroup. Under the DGCL, a stockholder has the right, in certain circumstances, to dissent from certain corporate transactions and receive the fair value of his or her shares in cash in lieu of the consideration he or she otherwise would have received in the transaction. For this purpose, "fair value" may be determined by all generally accepted techniques of valuation used in the financial community, excluding any element of value arising from the accomplishment or expectation of the transaction, but including elements of future value that are known or susceptible of proof. Such fair value is determined by the Delaware Court of Chancery, if a petition for appraisal is timely filed. Appraisal rights are not available, however, to stockholders of a corporation (i) if the shares are listed on a national securities exchange (as is BancGroup Common Stock) or quoted on the Nasdaq NMS, or held of record by more than 2,000 stockholders (as is BancGroup Common Stock), and (ii) stockholders are permitted by the terms of the merger or consolidation to accept in exchange for their shares (a) shares of stock of the surviving or resulting corporation, (b) shares of stock of another corporation listed on a national securities exchange or held of record by more than 2,000 stockholders,
(c) cash in lieu of fractional shares of such stock, or (d) any combination thereof. Stockholders are not permitted appraisal rights in a merger if such corporation is the surviving corporation and no vote of its stockholders is required.

Preferred Stock

   Manufacturers. Manufacturers' Articles of Incorporation authorize the issuance of 2,000,000 shares of preferred stock from time to time by resolution of the Board of Directors of Manufacturers. Currently, no shares of preferred stock are issued and outstanding.

   BancGroup. The BancGroup Certificate authorizes the issuance of 1,000,000 shares of Preferred Stock from time to time by resolution of the Board of Directors of BancGroup. Currently, no shares of Preferred Stock are issued and outstanding. See "BancGroup Capital Stock and Debentures--Preference Stock."

Effect of the Merger on Manufacturers Shareholders

   As of June 30, 2001, Manufacturers had 310 shareholders of record and 2,596,190 outstanding shares of common stock. As of June 30, 2001, there were 110,714,099 shares of BancGroup Common Stock outstanding held by 9,753 stockholders of record.

   Assuming that no dissenters' rights of appraisal are exercised in the Merger, that the Manufacturers Options are exercised prior to the Effective Date, and the Market Value of BancGroup Common Stock is $12.38 (the closing price of BancGroup Common Stock as of September 18, 2001) on the Effective Date, an aggregate number of 4,458,532 shares of BancGroup Common Stock will be issued to the shareholders of Manufacturers pursuant to the Merger. These shares would represent approximately 4% of the total shares of BancGroup Common Stock outstanding after the Merger, not counting any shares of BancGroup Common Stock that may be issued for reasons unconnected to the Merger.

   The issuance of the BancGroup Common Stock pursuant to the Merger will reduce the percentage interest of the BancGroup Common Stock currently held by each principal stockholder and each director and officer of BancGroup. Based upon the foregoing assumptions, as a group, the directors and officers of BancGroup who own approximately 8% of BancGroup's outstanding shares would own approximately 8% after the Merger. See "Business of BancGroup--Voting Securities and Principal Stockholders."

                  THE COLONIAL BANCGROUP INC. AND SUBSIDIARIES

            CONDENSED PRO FORMA STATEMENTS OF CONDITION (Unaudited)
                                 (In thousands)

   The following summary includes (i) the condensed consolidated statement of condition of BancGroup and subsidiaries as of June 30, 2001, (ii) the condensed consolidated statement of condition of Manufacturers BancShares, Inc. as of June 30, 2001, (iii) adjustments to give effect to the completed pooling-of-interests method business combination with Manufacturers reflecting the issuance of 4,153,904 shares of BancGroup Common Stock (based on an assumed conversion ratio of 1.60 shares per equivalent Manufacturers share) and (iv) the pro forma combined condensed statement of condition of BancGroup and subsidiaries as if such combination had occurred on June 30, 2001.

   These pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of condition of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided below may not be indicative of future results.

                                                  June 30, 2001
                          -----------------------------------------------------------------
                             Consolidated    Manufacturers  Additions/    Proforma Combined
                          Colonial BancGroup  Bancshares   (Deductions)     Balance Sheet
                          ------------------ ------------- -----------    -----------------
Assets:
Cash and due from
 banks..................     $   267,024       $ 11,870     $    --          $   278,894
Interest bearing
 deposits in banks and
 federal funds sold.....         137,072          7,596          --              144,668
Securities available for
 sale...................       1,600,845         18,953          --            1,619,798
Investment securities...          37,463          2,719          --               40,182
Mortgage loans held for
 sale...................          29,273          3,060          --               32,333
Loans, net of unearned
 income.................       9,759,185        241,143          --           10,000,328
 Less: allowance for
  loan losses...........        (113,706)        (2,936)                        (116,642)
                             -----------       --------     --------         -----------
Loans, net..............       9,645,479        238,207          --            9,883,686
Premises and equipment,
 net....................         183,250          7,109          --              190,359
Excess of cost over
 tangible and identified
 intangible assets
 acquired, net..........          91,585            296          --               91,881
Other real estate
 owned..................          10,813            --           --               10,813
Accrued interest and
 other assets...........         272,688          4,955          --              277,643
                             -----------       --------     --------         -----------
   Total assets.........     $12,275,492       $294,765     $                $12,570,257
                             ===========       ========     ========         ===========
Liabilities:
Deposits................     $ 8,324,605       $214,905     $    --          $ 8,539,510
FHLB short-term
 borrowings.............         100,000            --           --              100,000
Other short-term
 borrowings.............       1,410,295         14,441          --            1,424,736
Subordinated debt.......         260,058            --           --              260,058
Trust preferred
 securities.............          70,000          3,000          --               73,000
FHLB long-term debt.....       1,121,718         40,450          --            1,162,168
Other long-term debt....          88,064          1,000          --               89,064
Other liabilities.......          94,948            540                           95,488
                             -----------       --------     --------         -----------
   Total liabilities....      11,469,688        274,336                       11,744,024
Shareholders Equity:
Common stock............         282,727             26          (26)(1)         287,170
                                                               4,443 (1)
Treasury stock..........         (22,571)           --        22,571 (1)             --
Additional paid in
 capital................         119,731          9,802       (9,802)(1)         102,545
                                                             (17,186)(1)
Retained earnings.......         422,459         10,407          --              432,866
Unearned compensation...          (4,027)           --           --               (4,027)
Accumulated other
 comprehensive income
 (loss), net of taxes...           7,485            194          --                7,679
                             -----------       --------     --------         -----------
   Total shareholders
    equity..............         805,804         20,429                          826,233
                             -----------       --------     --------         -----------
   Total liabilities and
    shareholders
    equity..............     $12,275,492       $294,765     $    --          $12,570,257
                             ===========       ========     ========         ===========
Capital Ratios:
 Tier One Leverage
  Ratio.................            6.46%          7.47%                            6.47%
 Tier One Risk Based
  Capital Ratio*........            7.60%          9.29%                            7.61%
 Total Risk Based
  Capital Ratio*........           11.26%         10.53%                           11.20%

--------
*Based on risk-weighted assets.

       ADJUSTMENTS TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS

(1) To record the issuance of 4,153,904 shares of BancGroup Common Stock in exchange for all of the outstanding shares of Manufacturers.

Manufacturers outstanding shares....................  2,596,190
Assumed conversion ratio............................       1.60(a)
                                                     ----------
BancGroup shares to be issued.......................                4,153,904
Shares issued out of Treasury total 2,376,746 at an
 average cost of $9.4967 per share..................               $   22,571
Par value of 1,777,158 shares issued at $2.50 per
 share..............................................               $    4,443
Total shares issued at cost and par value........... $   27,014
Total capital stock of Manufacturers................      9,828
                                                     ----------
Excess recorded as a decrease to contributed
 capital............................................                  (17,186)
                                                                   ----------
                                                                        9,828
To eliminate Manufacturers
  Common stock, at par value........................               $      (26)
  Contributed capital...............................                   (9,802)
                                                                   ----------
                                                                       (9,828)
                                                                   ----------
    Net change in equity............................               $       (0)
                                                                   ==========

(2) BancGroup management anticipates that certain nonrecurring integration related expenses will be incurred. The charges will include expenses related to fixed asset write-offs, severance accruals, system conversions, contract buy-outs, an additional provision for loan loss to conform Manufacturers policies with those of BancGroup and other transaction related costs.

   The total of the above amounts are expected to be between $1.5 and $2.0 million, net of tax, will be charged to earnings in the appropriate periods and therefore are not reflected in the unaudited condensed pro forma statement of condition or statements of income.

   BancGroup expects to achieve approximately $1.9 to $2.2 million, net of tax, in annual cost savings from the Merger and the related integration activities. These savings are also not reflected in BancGroup's unaudited condensed pro forma financial statements.

(3) There are no material differences in accounting policies of the combining companies, therefore no accounting policy conformance adjustments were reflected in the unaudited condensed pro forma financial statements.
--------
Notes:

(a) Market value of Colonial BancGroup stock was assumed using the closing price on September 18, 2001. The closing market price was $12.38. Using the closing price in lieu of the 10 day average calculation as specified in the Agreement results in a conversion ratio of 1.60 shares of BancGroup Common Stock for each share of Manufacturers Common Stock.

                  THE COLONIAL BANCGROUP INC. AND SUBSIDIARIES

              CONDENSED PRO FORMA STATEMENTS OF INCOME (Unaudited)
                                 (In thousands)

   The following summary includes (i) the (unaudited) condensed consolidated statements of income of BancGroup and subsidiaries on a historical basis for the six months ended June 30, 2001 and 2000 and for the years ended December 31, 2000, 1999, and 1998, (ii) the (unaudited) condensed consolidated statements of income for Manufacturers for the six months ended June 30, 2001 and 2000 and for the years ended December 31, 2000, 1999, and 1998, (iii) adjustments to give effect to the completed pooling-of interests method business combination with Manufacturers and (iv) the (unaudited) pro forma statements of income of BancGroup and subsidiaries as if such business combination had occurred on January 1, 1998.

   These (unaudited) pro forma statements should be read in conjunction with the accompanying notes and the separate consolidated statements of income of BancGroup and subsidiaries, incorporated by reference herein. The pro forma information provided may not necessarily be indicative of future results.

                                         Six Months Ended June 30, 2001
                          ------------------------------------------------------------
                             Consolidated    Manufacturers Adjustments/   Pro Forma
                          Colonial BancGroup  BancShares   (Deductions) Combined Total
                          ------------------ ------------- ------------ --------------
Interest Income.........     $    461,981     $   11,211       $         $    473,192
Interest Expense........          260,188          5,308                      265,496
                             ------------     ----------       ----      ------------
  Net Interest Income...          201,793          5,903        --            207,696
Loan Loss Provision.....           16,897             45                       16,942
                             ------------     ----------       ----      ------------
Net Interest Income
 After Loan Loss
 Provision..............          184,896          5,858        --            190,754
Noninterest Income......           42,312            728                       43,040
Noninterest Expense.....          135,751          4,490                      140,241
                             ------------     ----------       ----      ------------
Income From Continuing
 Operations Before
 Income Taxes...........           91,457          2,096        --             93,553
Income Tax..............           32,925            777        --             33,702
                             ------------     ----------       ----      ------------
Income from Continuing
 Operations.............     $     58,532     $    1,319       $--       $     59,851
                             ============     ==========       ====      ============

Average Basic Shares
 Outstanding............      110,594,000      2,513,858                  114,616,173

Average Diluted Shares
 Outstanding............      111,554,000      2,704,251                  115,880,802
Earnings from Continuing
 Operations Per Share
  Basic:................     $       0.53     $     0.52                 $       0.52
  Diluted...............     $       0.53     $     0.49                 $       0.52

                                          Six Months Ended June, 2000
                          ------------------------------------------------------------
                             Consolidated    Manufacturers Adjustments/   Pro Forma
                          Colonial BancGroup  BancShares   (Deductions) Combined Total
                          ------------------ ------------- ------------ --------------
Interest Income.........     $    431,900     $    9,732       $         $    441,632
Interest Expense........          235,253          4,462                      239,715
                             ------------     ----------       ----      ------------
  Net Interest Income...          196,647          5,270        --            201,917
Loan Loss Provision.....           12,961             70                       13,031
                             ------------     ----------       ----      ------------
Net Interest Income
 After Loan Loss
 Provision..............          183,686          5,200        --            188,886
Noninterest Income......           36,957            751                       37,708
Noninterest Expense.....          125,099          3,793                      128,892
                             ------------     ----------       ----      ------------
Income From Continuing
 Operations Before
 Income Taxes...........           95,544          2,158        --             97,702
Income Tax..............           34,888            904        --             35,792
                             ------------     ----------       ----      ------------
Income from Continuing
 Operations.............     $     60,656     $    1,254       $--       $     61,910
                             ============     ==========       ====      ============

Average Basic Shares
 Outstanding............      111,249,000      2,501,284                  115,251,054

Average Diluted Shares
 Outstanding............      112,015,000      2,778,872                  116,461,195
Earnings from Continuing
 Operations Per Share
  Basic:................     $       0.55     $     0.50                 $       0.54
  Diluted...............     $       0.54     $     0.45                 $       0.53

                                          Year Ended December 31, 2000
                          ------------------------------------------------------------
                             Consolidated    Manufacturers Adjustments/   Pro Forma
                          Colonial BancGroup  BancShares   (Deductions) Combined Total
                          ------------------ ------------- ------------ --------------
Interest Income.........     $    897,761     $   20,343       $         $    918,104
Interest Expense........          507,870          9,597                      517,467
                             ------------     ----------       ----      ------------
  Net Interest Income...          389,891         10,746        --            400,637
Loan Loss Provision.....           29,680             95                       29,775
                             ------------     ----------       ----      ------------
Net Interest Income
 After Loan Loss
 Provision..............          360,211         10,651        --            370,862
Noninterest Income......           75,299          1,550                       76,849
Noninterest Expense.....          249,982          7,732                      257,714
                             ------------     ----------       ----      ------------
Income From Continuing
 Operations Before
 Income Taxes...........          185,528          4,469        --            189,997
Income Tax..............           67,732          1,824        --             69,556
                             ------------     ----------       ----      ------------
Income from Continuing
 Operations.............     $    117,796     $    2,645       $--       $    120,441
                             ============     ==========       ====      ============

Average Basic Shares
 Outstanding............      110,761,000      2,500,681                  114,762,090

Average Diluted Shares
 Outstanding............      111,472,000      2,756,731                  115,882,770
Earnings from Continuing
 Operations Per Share
  Basic:................     $       1.06     $     1.06                 $       1.05
  Diluted...............     $       1.06     $     0.96                 $       1.04

                                          Year Ended December 31, 1999
                          ------------------------------------------------------------
                             Consolidated    Manufacturers Adjustments/   Pro Forma
                          Colonial BancGroup  BancShares   (Deductions) Combined Total
                          ------------------ ------------- ------------ --------------
Interest Income.........     $    750,828     $   15,210       $         $    766,038
Interest Expense........          378,406          6,486                      384,892
                             ------------     ----------       ----      ------------
  Net Interest Income...          372,422          8,724        --            381,146
Loan Loss Provision.....           28,707            470                       29,177
                             ------------     ----------       ----      ------------
Net Interest Income
 After Loan Loss
 Provision..............          343,715          8,254        --            351,969
Noninterest Income......           74,087          1,254                       75,341
Noninterest Expense.....          233,539          6,376                      239,915
                             ------------     ----------       ----      ------------
Income From Continuing
 Operations Before
 Income Taxes...........          184,263          3,132        --            187,395
Income Tax..............           68,193          1,167        --             69,360
                             ------------     ----------       ----      ------------
Income from Continuing
 Operations.............     $    116,070     $    1,965       $--       $    118,035
                             ============     ==========       ====      ============

Average Basic Shares
 Outstanding............      111,678,000      2,438,138                  115,579,021

Average Diluted Shares
 Outstanding............      113,252,000      2,731,588                  117,622,541
Earnings from Continuing
 Operations Per Share
  Basic:................     $       1.04     $     0.81                 $       1.02
  Diluted...............     $       1.03     $     0.72                 $       1.00

                                          Year Ended December 31, 1998
                          ------------------------------------------------------------
                             Consolidated    Manufacturers Adjustments/   Pro Forma
                          Colonial BancGroup  BancShares   (Deductions) Combined Total
                          ------------------ ------------- ------------ --------------
Interest Income.........     $    664,645     $   11,810       $         $    676,455
Interest Expense........          334,444          5,320                      339,764
                             ------------     ----------       ----      ------------
  Net Interest Income...          330,201          6,490        --            336,691
Loan Loss Provision.....           26,345          1,166                       27,511
                             ------------     ----------       ----      ------------
Net Interest Income
 After Loan Loss
 Provision..............          303,856          5,324        --            309,180
Noninterest Income......           58,952          1,292                       60,244
Noninterest Expense.....          259,374          4,684                      264,058
                             ------------     ----------       ----      ------------
Income From Continuing
 Operations Before
 Income Taxes...........          103,434          1,932        --            105,366
Income Tax..............           37,790            737        --             38,527
                             ------------     ----------       ----      ------------
Income from Continuing
 Operations.............     $     65,644     $    1,195       $--       $     66,839
                             ============     ==========       ====      ============

Average Basic Shares
 Outstanding............      110,062,000      2,401,984                  113,905,174

Average Diluted Shares
 Outstanding............      112,431,000      2,695,434                  116,743,694
Earnings from Continuing
 Operations Per Share
  Basic:................     $       0.60     $     0.50                 $       0.59
  Diluted...............     $       0.59     $     0.44                 $       0.57

                    THE COLONIAL BANCGROUP AND SUBSIDIARIES

                  SELECTED FINANCIAL AND OPERATING INFORMATION

   The following tables present certain financial information for BancGroup on a historical basis and pro forma basis. The first table presents historical and pro forma information for the six months ended June 30, 2001 and 2000. The second table presents historical and pro forma income statements for the years ended December 31, 2000, 1999, and 1998 as well as historical information for the years ended December 31, 1997 and 1996. The final table presents pro forma and historical statements of condition as of June 30, 2001 as well as historical statements for the years ended December 31, 2000, 1999, 1998, 1997, and 1996.

   The pro forma information includes consolidated BancGroup and subsidiaries and Manufacturers Bancshares, Inc. The pro forma balance sheet data gives effect to the combination as if it had occurred June 30, 2001 and the pro forma operating data gives effect to the combination as if it had occurred at the beginning of the earliest period presented.

   The following selected financial information should be read in conjunction with the discussion set forth in "Management Discussion and Analysis of Financial Condition and Results of Operations," and all financial statements included elsewhere in this Prospectus and incorporated by Reference. The pro forma information provided below may not be indicative of future results.

                                             Six Months Ended June 30,
                                     -----------------------------------------
                                     BancGroup BancGroup BancGroup  BancGroup
                                     Pro Forma Pro Forma Historical Historical
                                       2001      2000       2001       2000
                                     --------- --------- ---------- ----------
                                       (In thousands, except per share data)
Statement of income:
Interest income..................... $473,192  $441,632   $461,981   $431,900
Interest expense....................  265,496   239,715    260,188    235,253
                                     --------  --------   --------   --------
Net interest income.................  207,696   201,917    201,793    196,647
Provision for loan losses...........   16,942    13,031     16,897     12,961
                                     --------  --------   --------   --------
Net interest income after provision
 for loan losses....................  190,754   188,886    184,896    183,686
Noninterest income..................   43,040    37,708     42,312     36,957
Noninterest expense.................  140,241   128,892    135,751    125,099
                                     --------  --------   --------   --------
Income from continuing operations
 before income taxes................   93,553    97,702     91,457     95,544
Applicable income taxes.............   33,702    35,792     32,925     34,888
                                     --------  --------   --------   --------
Income from continuing operations... $ 59,851  $ 61,910     58,532     60,656
                                     ========  ========
Discontinued operations:(1).........                           --      (4,699)
                                                          --------   --------
Net income..........................                      $ 58,532   $ 55,957
                                                          ========   ========

Earnings per common share:(2)
Income from continuing operations
 (net of taxes):
  Basic............................. $   0.52  $   0.54   $   0.53   $   0.55
  Diluted...........................     0.52      0.53       0.53       0.54

Average shares outstanding:
  Basic.............................  114,616   115,251    110,594    111,249
  Diluted...........................  115,881   116,461    111,554    112,015

Cash dividends per common share:.... $   0.24  $   0.22   $   0.24   $   0.22

                             Year Ended December 31,                   Year Ended December 31,
                          ----------------------------- ------------------------------------------------------
                          BancGroup BancGroup BancGroup BancGroup  BancGroup  BancGroup  BancGroup  BancGroup
                          Pro Forma Pro Forma Pro Forma Historical Historical Historical Historical Historical
                            2000      1999      1998       2000       1999       1998       1997       1996
                          --------- --------- --------- ---------- ---------- ---------- ---------- ----------
                                                 (In thousands, except per share data)
Statement of income:
Interest income.........  $918,104  $766,038  $676,455   $897,761   $750,828   $664,645   $571,936   $470,894
Interest expense........   517,467   384,892   339,764    507,870    378,406    334,444    280,269    227,896
                          --------  --------  --------   --------   --------   --------   --------   --------
Net interest income.....   400,637   381,146   336,691    389,891    372,422    330,201    291,667    242,998
Provision for loan
 losses.................    29,775    29,177    27,511     29,680     28,707     26,345     16,321     14,442
                          --------  --------  --------   --------   --------   --------   --------   --------
Net interest income
 after provision for
 loan losses............   370,862   351,969   309,180    360,211    343,715    303,856    275,346    228,556
Noninterest income......    76,849    75,341    60,244     75,299     74,087     58,952     49,626     41,261
Noninterest expense(3)..   257,714   239,915   264,058    249,982    233,539    259,374    201,032    187,825
                          --------  --------  --------   --------   --------   --------   --------   --------
Income from continuing
 operations before
 income taxes...........   189,997   187,395   105,366    185,528    184,263    103,434    123,940     81,992
Applicable income
 taxes..................    69,556    69,360    38,527     67,732     68,193     37,790     44,716     28,248
                          --------  --------  --------   --------   --------   --------   --------   --------
Income from continuing
 operations.............  $120,441  $118,035  $ 66,839    117,796    116,070     65,644     79,224     53,744
                          ========  ========  ========
Discontinued
 operations:(1).........                                   (5,065)     3,527    (10,448)    11,138      8,105
                                                         --------   --------   --------   --------   --------
Net income..............                                 $112,731   $119,597   $ 55,196   $ 90,362   $ 61,849
                                                         ========   ========   ========   ========   ========
Earnings per common
 share:(2)
Income from continuing
 operations (net of
 taxes):(1)
  Basic.................  $   1.05  $   1.02  $   0.59   $   1.06   $   1.04   $   0.60   $   0.76   $   0.56
  Diluted...............  $   1.04  $   1.00  $   0.57   $   1.06   $   1.03   $   0.59   $   0.73   $   0.54
Average shares
 outstanding:
  Basic.................   114,762   115,579   113,905    110,761    111,678    110,062    105,010     97,246
  Diluted...............   115,883   117,623   116,743    111,472    113,252    112,431    108,396    101,128
Cash dividends per
 common share:(2).......  $   0.44  $   0.38  $   0.34   $   0.44   $   0.38   $   0.34   $   0.30   $   0.27

--------
(1) In December 2000, the company exited the mortgage servicing business, incurring a loss on disposal of $4,322, net of tax. The financial results for this line of business have been separately reported as Discontinued Operations in all periods presented.

(2) Restated to reflect the impact of two-for-one stock splits effected in the form of stock dividends paid February 11, 1997 and August 14, 1998.

(3) Included in noninterest expense are nonrecurring items related to a special Savings Association Insurance Fund assessment, merger and acquisition costs, and restructuring charges. These amounts totaled $0, $1,242,000, $17,499,000, $5,439,000, and $12,625,000 in 2000, 1999, 1998, 1997 and
    1996, respectively. For the six month periods ended June 30, 2001 and 2000, these amounts were $0.

                                            June 30,                                 December 31,
                                     ------------------------  -------------------------------------------------------------
                                      BancGroup    BancGroup    BancGroup    BancGroup    BancGroup   BancGroup   BancGroup
                                      Pro Forma   Historical   Historical   Historical   Historical   Historical  Historical
                                        2001         2001         2000         1999         1998         1997        1996
                                     -----------  -----------  -----------  -----------  -----------  ----------  ----------
Statement of Condition Data
 At period end:
 Total assets......................  $12,570,257  $12,275,492  $11,727,637  $10,854,099  $10,456,285  $8,061,566  $6,630,642
 Loans, net of unearned income...     10,000,328    9,759,185    9,416,770    8,228,149    7,110,295   5,951,067   4,835,274
 Mortgage loans held for sale......       32,333       29,273        9,866       33,150      692,042     238,540     167,993
 Deposits..........................    8,539,510    8,324,605    8,143,017    7,967,978    7,446,153   6,325,690   5,135,215
 Long-term debt....................    1,584,290    1,539,840      831,247      889,571      746,447     315,281      39,092
 Shareholders' equity..............      826,233      805,804      756,852      695,179      639,807     590,017     483,717

 Average balances
 Total assets......................   12,405,296   12,117,471   11,334,955   10,590,197    9,195,895   7,432,493   6,132,367
 Interest-earning assets...........   11,729,230   11,460,744   10,484,078    9,609,152    8,300,873   6,804,087   5,610,184
 Loans, net of unearned income.....   10,124,979    9,892,326    8,828,899    7,617,585    6,451,427   5,497,737   4,488,023
 Mortgage loans held for sale......       20,477       17,417       14,711      341,692      407,672     158,966     135,135
 Deposits..........................    8,476,069    8,261,813    8,053,138    7,581,939    6,750,880   5,902,179   4,797,516
 Shareholders' equity..............      802,183      780,558      710,293      673,255      642,287     547,886     458,807
 Book value per share..............         7.20         7.28         6.86         6.20         5.77        5.55        4.71
Tangible book value per share......         6.47         6.46         6.16         5.51         5.00        4.90        4.41

Selected Ratios
Income from continuing operations to:(1)
 Average assets....................         0.96%        0.96%        1.04%        1.17%        0.77%       1.11%       0.91%
 Average stockholders' equity......        14.92%       14.98%       16.60%       17.99%       10.79%      15.33%      12.18%
Efficiency ratio from continuing
 operations(1).....................        55.93        55.68        53.74        51.89        59.93       56.88       60.21
Dividend payout ratio..............        46.15        45.28        43.14        35.51        68.00       34.88       42.86
Average equity to average total
 assets............................         6.47         6.44         6.27         6.36         6.98        7.37        7.48
Allowance for losses to total loans
 (net of unearned income)..........         1.17%        1.17%        1.14%        1.17%        1.18%       1.21%       1.28%

--------
(1) In December 2000, the company exited the mortgage servicing business incurring a loss on disposal of $4,322, net of tax. The financial results for this line of business have been separately reported as Discontinued Operations in all periods presented.

                         MANUFACTURERS BANCSHARES, INC.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected historical financial data for the six month periods ended June 30, 2001 and 2000 have been derived from Manufacturers unaudited consolidated financial statements. The selected historical financial data for each of the years ended December 31, 2000 through 1996 have been derived from Manufacturers audited consolidated financial statements. This information is only a summary. You should read it together with Manufacturers historical financial statements and the discussion set forth in "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this prospectus.

                          At and For the Six
                             Months Ended                      At and For the Years Ended
                         ----------------------  ----------------------------------------------------------
                          6/30/01     6/30/00       2000        1999        1998        1997        1996
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                                     (Dollars in thousands, except per share data)
At Period End:
 Cash and cash
  equivalents........... $   19,466  $   23,305  $   12,848  $   21,837  $   17,354  $   38,529  $   13,923
 Investment
  securities............     21,672      22,914      23,036      22,449      16,880       6,143      17,945
 Loans, net.............    241,267     195,351     223,318     187,954     124,762      89,958      63,797
 Property and
  equipment, net........      7,108       7,737       7,513       6,476       4,547       3,658       2,165
 Other assets...........      5,252       4,946       5,294       5,008       1,410       1,341       1,548
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total assets......... $  294,765  $  254,253  $  272,009  $  243,724  $  164,953  $  139,629  $   99,378
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
 Deposits............... $  214,905  $  195,711  $  212,794  $  204,819  $  139,838  $  124,789  $   90,856
 Other liabilities......        540         464         737         539         371         302         289
 Other borrowings.......     54,891      37,507      36,230      19,420      10,999       1,988         820
 Long-term debt.........      1,000         --        1,000         --          --          --
 Shareholders' equity...     23,429      20,571      21,248      18,946      13,745      12,550       7,413
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Total liabilities and
    shareholders'
    equity.............. $  294,765  $  254,253  $  272,009  $  243,724  $  164,953  $  139,629  $   99,378
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
For the Period:
 Total interest
  income................     11,211       9,732  $   20,343      15,210      11,810       9,895       7,465
 Total interest
  expense...............      5,308       4,462       9,597       6,486       5,320       4,656       3,180
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net interest income..      5,903       5,270      10,746       8,724       6,490       5,239       4,285
 Provision for loan
  losses................         45          70          95         470       1,166         465          70
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net interest income
    after provision for
    loan losses.........      5,858       5,200      10,651       8,254       5,324       4,774       4,215
 Noninterest income.....        728         751       1,550       1,254       1,292         665         577
 Noninterest expense....      4,490       3,793       7,732       6,376       4,684       3,767       2,798
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Income before income
    taxes...............      2,096       2,158       4,469       3,132       1,932       1,672       1,994
 Income taxes...........        777         904       1,824       1,167         737         584         745
                         ----------  ----------  ----------  ----------  ----------  ----------  ----------
   Net income........... $    1,319  $    1,254  $    2,645  $    1,965  $    1,195  $    1,088  $    1,249
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
 Net income per share... $     0.52  $     0.50  $     1.06  $     0.81  $     0.50  $     0.55  $     0.69
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
 Weighted average
  number of shares
  outstanding...........  2,513,858   2,501,284   2,500,681   2,438,138   2,401,984   1,986,599   1,801,984
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Actual shares
 outstanding at end of
 period.................  2,596,190   2,512,240   2,500,033   2,486,686   2,401,984   2,401,984   1,801,984
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Book value per share.... $     9.02  $     8.19  $     8.50  $     7.62  $     5.72  $     5.22  $     4.11
                         ==========  ==========  ==========  ==========  ==========  ==========  ==========
Ratios and Other Data:
 Return on average
  assets................       0.92%       0.99%       1.03%       0.99%       0.79%       0.83%       1.31%
 Return on average
  equity................      12.20%      12.62%      13.07%      12.91%       9.18%      12.52%      17.70%
 Average equity to
  average assets........       7.51%       7.88%       7.90%       7.67%       8.61%       6.62%       7.42%
 Efficiency ratio.......      67.71%      62.99%      62.88%      63.90%      60.20%      63.80%      57.55%
 Allowance for loan
  losses to total
  loans.................       1.20%       1.54%       1.28%       1.59%       1.20%       1.03%       0.91%

                     MANAGEMENT DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

   The operating results of Manufacturers are primarily dependent upon the operating results of its wholly owned subsidiary Manufacturers Bank of Florida (the "Bank"). The Bank conducts a commercial banking business consisting of attracting deposits from the general public and applying those funds to the origination of commercial, consumer and real estate loans (including commercial loans collateralized by real estate).

   The Bank's profitability depends primarily on net interest income, which is the excess of interest income generated from interest-earning assets (i.e., loans, investments and federal funds sold) over interest expense incurred on interest-bearing liabilities (i.e., customers' deposits and borrowed funds). Net interest income is dependent upon the relative amounts of interest-earning assets and interest-bearing liabilities, and the amount of interest earned and paid on those balances. When interest-earning assets approximate or exceed interest-bearing liabilities, the amount of interest earned that exceeds the amount of interest paid generates net interest income. Net interest income is affected by changes in interest rates to the extent that interest-earning asset and interest-bearing liabilities reprice when interest rates change.

   Additionally, the Bank's profitability is affected by such factors as the provision for loan losses, the level of noninterest income and expense and the effective tax rate. Non-interest income consists primarily of service fees on deposit accounts. Non-interest expense consists primarily of compensation and employee benefits, occupancy and equipment expenses, professional fees, data processing costs, deposit insurance premiums paid to the FDIC, and other operating expenses.

   The following discussion and analysis is based upon Manufacturers results of operations for the six months ended June 30, 2001 and 2000 and for the three years ended December 31, 2000, 1999 and 1998, and should be read in conjunction with the Manufacturers' consolidated financial statements and related notes appearing elsewhere in this Proxy Statement/Prospectus. Operating results for the interim period ended June 30, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year ending December 31, 2001.

Results of Operations

 Overview

   Manufacturers' net income for the six months ended June 30, 2001 was $1.32 million or $0.52 per weighted average common share outstanding compared to $1.25 million or $0.50 per share for the six months ended June 30, 2000. Manufacturers realized an increase in net interest income of $633,000 for the period that was offset by an increase in noninterest expense of $697,000. The increase in noninterest expense was attributable primarily to increased compensation expense recorded in connection with nonqualified stock options exercised in June, 2001. The remaining net increase in net income for the period reflected a lower loan loss and tax provision for the six months ended June 30, 2001 compared to the six months ended June 30, 2000.

   Manufacturers' net income for the year ended December 31, 2000 was $2.65 million or $1.06 per weighted average common share outstanding compared to net income for 1999 and 1998 of $1.97 million and $1.20 million, respectively, or $0.81 and $.50 per share, respectively. The increase in 2000 net income compared to the prior two years was primarily attributable to significant increases in average loan volume and the resultant increase in net interest income. Average loans for 2000 were $200.2 million as compared to average loans for 1999 and 1998 of $154.3 million and $110.3 million, respectively. Net interest income for the three years ended December 31, 2000, 1999, and 1998 was $10.75 million, $8.72 million and $6.49 million, respectively.

 Net Interest Income

   Net interest income, which constitutes the principal source of income for Manufacturers, represents the excess of interest income on interest-earning assets over interest expense on interest-bearing liabilities. The principal interest-earning assets are federal funds sold, investment securities and loans receivable. Interest bearing liabilities primarily consist of time deposits, interest bearing checking accounts ("NOW accounts"), saving deposits and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

   The following table presents for each category of interest-earning assets and interest-bearing liabilities (i) the average balance outstanding; (ii) the total dollar amount of interest income or expense and; (iii) the resultant calculated yield or rate for the six months ended June 30, 2001 and 2000 and for the three years ended December 31, 2000, 1999 and 1998. The table also presents the net interest rate spread, net interest margin, and the ratio of average interest-earning assets to average interest-bearing liabilities.

                                           For the Six Months Ended June 30,
                                   -------------------------------------------------
                                             2001                     2000
                                   ------------------------ ------------------------
                                   Average           Yield/ Average           Yield/
                                   Balance  Interest  Rate  Balance  Interest  Rate
                                   -------- -------- ------ -------- -------- ------
                                                    (In thousands)
Assets:
Interest-earning assets
  Loans(1).......................  $232,653 $10,089   8.67% $192,307 $ 8,465   8.80%
  Investments....................    20,971     762   7.27    22,869     691   6.04
  Federal funds sold.............    14,862     360   4.84    19,386     576   5.94
                                   -------- -------   ----  -------- -------   ----
    Total earning assets.........   268,486  11,211   8.35   234,562   9,732   8.30
                                            -------   ----           -------   ----
Non-earning assets...............    19,339                   17,685
                                   --------                 --------
    Total assets.................  $287,825                 $252,247
                                   ========                 ========
Liabilities and Shareholders'
 Equity:
Interest-bearing liabilities
  NOW accounts...................  $ 25,339     276   2.18% $ 24,529     350   2.85%
  Money market deposits..........    33,811     480   2.84    29,235     519   3.55
  Savings accounts...............    10,348      71   1.37    11,816     121   2.05
  Certificates of deposit........   114,272   3,230   5.65   103,116   2,601   5.04
  Borrowings.....................    51,944   1,251   4.82    32,055     871   5.43
                                   -------- -------   ----  -------- -------   ----
    Total interest-
     bearing liabilities.........   235,714   5,308   4.50   200,751   4,462   4.45
                                            -------   ----           -------   ----
Non interest-bearing
 liabilities.....................    30,486                   31,622
Shareholders' equity.............    21,625                   19,874
                                   --------                 --------
    Total liabilities and
     shareholders' equity........  $287,825                 $252,247
                                   ========                 ========
Spread and Interest Differential:
  Net interest income............           $ 5,903                  $ 5,270
                                            =======                  =======
  Interest-rate spread(2)........                     3.85%                    3.85%
                                                      ====                     ====
  Net interest margin(3).........                     4.40%                    4.49%
                                                      ====                     ====
Ratio of average earning assets
 to average
 interest-bearing liabilities....      1.14                     1.17
                                   ========                 ========

                                                         Years Ended December 31,
                                --------------------------------------------------------------------------
                                          2000                     1999                     1998
                                ------------------------ ------------------------ ------------------------
                                Average           Yield/ Average           Yield/ Average           Yield/
                                Balance  Interest  Rate  Balance  Interest  Rate  Balance  Interest  Rate
                                -------- -------- ------ -------- -------- ------ -------- -------- ------
                                                              (In thousands)
Assets:
Interest-earning assets
  Loans(1)....................  $200,151 $17,963   8.97% $154,299 $13,602   8.82% $110,343 $10,076   9.13%
  Investments.................    23,055   1,444   6.26    16,128     941   5.83     5,507     336   6.10
  Federal funds sold..........    15,139     936   6.18    13,945     667   4.78    25,797   1,398   5.42
                                -------- -------   ----  -------- -------   ----  -------- -------   ----
    Total earning assets......   238,345  20,343   8.54   184,372  15,210   8.25   141,647  11,810   8.34
                                         -------   ----           -------   ----           -------   ----
Non-earning assets............    17,955                   14,122                    9,859
                                --------                 --------                 --------
    Total assets..............  $256,300                 $198,494                 $151,506
                                ========                 ========                 ========
Liabilities and Shareholders'
 Equity:
Interest-bearing liabilities
  NOW accounts................  $ 24,041 $   704   2.93% $ 18,778 $   539   2.87% $  8,659 $   240   2.77%
  Money market deposits.......    28,455   1,021   3.59    21,742     725   3.33    18,408     658   3.57
  Savings accounts............    11,401     229   2.01    12,205     295   2.42    10,354     307   2.97
  Certificates of deposit.....   103,694   5,613   5.41    85,026   3,999   4.70    69,777   3,614   5.18
  Borrowings..................    36,028   2,030   5.63    17,800     928   5.21     9,548     501   5.25
                                -------- -------   ----  -------- -------   ----  -------- -------   ----
    Total interest-
     bearing liabilities......   203,619   9,597   4.71   155,551   6,486   4.17   116,746   5,320   4.56
                                         -------   ----           -------   ----           -------   ----
Non interest-bearing
 liabilities..................    32,438                   27,724                   21,743
Shareholders' equity..........    20,243                   15,219                   13,017
                                --------                 --------                 --------
    Total liabilities and
     shareholders' equity.....  $256,300                 $198,494                 $151,506
                                ========                 ========                 ========
Spread and Interest
 Differential:
  Net interest income.........           $10,746                  $ 8,724                  $ 6,490
                                         =======                  =======                  =======
  Interest-rate spread(2).....                     3.83%                    4.08%                    3.78%
                                                   ====                     ====                     ====
  Net interest margin(3)......                     4.51%                    4.73%                    4.58%
                                                   ====                     ====                     ====
Ratio of average earning
 assets to average
 interest-bearing liabilities..     1.17                     1.19                     1.21
                                ========                 ========                 ========

--------
(1)  Includes loans on non-accrual status

(2) Interest-rate spread represents the average yield on interest-earning assets over the average cost of interest bearing liabilities.

(3) Net interest margin represents net interest income (annualized) divided by average interest-earning assets.

   Manufacturers' net interest income was $5.90 million for the six months ended June 30, 2001 compared to $5.27 million for the six months ended June 30, 2000. The increase primarily reflects an increase in average earnings assets of $33.92 million or 14.5% to $268.5 million for 2001 from $234.6 million for 2000. Average interest-bearing liabilities for the same periods increased $34.96 million or 17.4% to $235.7 million for the first six months of 2001 compared to $200.8 million for the first six months of 2000. The yield on total interest-earning assets and the rate on total interest-bearing liabilities, however, and the related net interest rate spread and net interest margin between each six month period remained relatively flat, in spite of a declining interest rate environment during the first six months of 2001 compared to a rising interest rate environment during the first six months of 2000. The prime lending rate was 6.75% as of June 30, 2001 compared to 9.50% as of December 31, 2000. The prime lending rate at June 30, 2000 was unchanged at 9.50% but had increased from 8.50% as of December 31, 1999. Manufacturers has been able to achieve stability in its net interest margin primarily as a result of its significant fixed rate loan portfolio. Fixed rate loans as a percentage of total loans at June 30, 2001 were approximately 74%.

   Net interest income for the year ended December 31, 2000 was $10.75 million compared to $8.72 million and $6.49 million for 1999 and 1998. Overall, the increase reflects the substantial growth in the balance sheet of the Bank and the ability of Manufacturers to effectively manage its net interest margin during a period of extreme interest rate volatility. Average earning assets increased to $238.3 million for 2000 compared to $184.4 million and $141.6 million for 1999 and 1998, respectively. Average interest-bearing liabilities increased to $203.6 million for 2000 compared to $155.6 million and $116.7 million for 1999 and 1998, respectively. Manufacturers' net interest margin during those years remained relatively flat at 4.51%, 4.73% and 4.58% for 2000, 1999 and 1998, respectively, reflecting primarily the magnitude of its fixed rate loan portfolio. In contrast, the prime lending rate changed nine times during the three years preceding December 31, 2000 finally increasing to 9.50% in May 2000 and remaining at 9.50% throughout the rest of 2000. The prime lending rate at December 31, 1999 and 1998 was at 8.50% and 7.75%, respectively and was 8.50% at January 1, 1998.

   Changes in the net interest margin from year to year as they do occur are mostly attributable to the repricing of adjustable rate loans, investable federal fund balances and time deposits consistent with changes in interest rates. Rate changes applied to the Bank's other interest-bearing deposit accounts have historically not had a significant effect on the Bank's net interest margin.

   Because of the Bank's negative gap position (see discussion on interest rate risk below), changes in the net interest margin are affected to the largest extent by the repricing of time deposits. As such, net interest income was affected unfavorably with increases in the prime lending rate, which started in July 1999 and continued through May 2000. Interest expense on time deposits increased to $5.61 million in 2000 compared to $4.0 million and $3.61 million in 1999 and 1998, respectively. The increase in 2000 of $1.61 million was attributable to the effect of these increases in interest rates and the increase in the average balance outstanding to $103.7 million for 2000 compared to $85.0 million for 1999.

   The following table summarizes for the six months ended June 30, 2001 versus the six months ended June 30, 2000 and for the year ended December 31, 2000 versus the year ended December 31, 1999, the effect on net interest income of changes in average volume, average rates and rate/volume for each category of interest-earning assets and interest-bearing liabilities as discussed above. The effect of such changes is calculated as follows: (1) changes in interest rate (change in rate multiplied by prior volume), (2) changes in volume (change in volume multiplied by prior rate) and (3) changes in rate/volume (change in rate multiplied by change in volume.)

                         Six Months Ended June 30,      Years Ended December 31,
                               2001 vs. 2000                 2000 vs. 1999
                         ----------------------------  -----------------------------
                         Increase (Decrease) Due to    Increase (Decrease) Due to
                         ----------------------------  -----------------------------
                                        Rate/                         Rate/
                         Rate   Volume  Volume Total   Rate   Volume  Volume  Total
                         -----  ------  ------ ------  -----  ------  ------  ------
                                        (Dollars in thousands)
Interest-earning assets
  Loans................. $(126) $1,776   $(26) $1,624  $ 246  $4,042  $  73   $4,361
  Investments...........   140     (57)   (12)     71     69     404     30      503
  Federal funds sold....  (107)   (134)    25    (216)   195      57     17      269
                         -----  ------   ----  ------  -----  ------  -----   ------
    Total interest-
     earning assets.....   (93)  1,585    (13)  1,479    510   4,503    120    5,133
                         =====  ======   ====  ======  =====  ======  =====   ======
Interest-bearing
 liabilities
  NOW accounts..........   (83)     12     (3)    (74)    11     151      3      165
  Money market
   deposits.............  (104)     81    (16)    (39)    55     224     17      296
  Savings accounts......   (40)    (15)     5     (50)   (50)    (19)     3      (66)
  Certificates of
   deposit..............   314     281     34     629    603     878    133    1,614
  Borrowings............   (99)    540    (61)    380     75     950     77    1,102
                         -----  ------   ----  ------  -----  ------  -----   ------
    Total interest-
     bearing
     liabilities........   (12)    899    (41)    846    694   2,184    233    3,111
                         -----  ------   ----  ------  -----  ------  -----   ------
Net change in net-
 interest income........ $ (81) $  686   $ 28  $  633  $(184) $2,319  $(113)  $2,022
                         =====  ======   ====  ======  =====  ======  =====   ======


 Net Interest Income and Interest Rate Risk

   Net interest income can be significantly affected by changes in interest rates. Manufacturers attempts to minimize its exposure to interest rate risk through a program of asset/liability management. A principal objective of Manufacturers' asset/liability management strategy is to match the maturity and repricing horizons of interest-earning assets and interest-bearing liabilities.

   Manufacturers measures its interest rate risk by comparing its rate sensitive assets to its rate sensitive liabilities. An asset or liability is considered to be interest-rate sensitive if it will reprice or mature within the time period analyzed, usually one year or less. The interest-rate sensitivity "gap" is the difference between interest-earning assets and interest-bearing liabilities scheduled to mature or reprice within each time period analyzed.

   The rate sensitivity gap is considered positive when the amount of interest-rate sensitive assets exceeds the amount of interest-rate sensitive liabilities. The gap is considered negative when the amount of interest-rate sensitive liabilities exceeds interest-rate sensitive assets. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of declining interest rates, a negative gap would tend to result in an increase in net interest income, while a positive gap would tend to adversely affect net interest income.

   Management affects its gap position by managing the maturity distribution of its investment portfolio, by originating adjustable rate versus fixed rate loans, and by managing the product mix and maturity of its deposit accounts.

   At June 30, 2001, Manufacturers cumulative one-year gap was a negative 14.17% of total assets and in management's opinion, was within acceptable risk limits. The following table summarizes Manufacturers rate sensitivity gap over various time horizons and on a cumulative basis as of June 30, 2001.

                                                          One Year  More than
                          0 to 30   31 to 90    91 to     to Five     Five
                           Days       Days     365 Days    Years      Years    Total
                          -------   --------   --------   --------  --------- --------
                                         (Dollars in thousands)
Earning assets
  Loans(1)..............  $44,137   $ 13,214   $ 18,265   $103,441   $65,493  $244,550
  Investments(2)........    2,988      1,003      7,609      2,163     7,909    21,672
  Federal funds sold....    7,596        --         --         --        --      7,596
                          -------   --------   --------   --------   -------  --------
    Total interest-
     earning assets.....   54,721     14,217     25,874    105,604    73,402   273,818
                          -------   --------   --------   --------   -------  --------
Interest-bearing
 liabilities
  Savings and NOW
   accounts.............    7,647                                                7,647
  Money market
   deposits.............   23,689                                               23,689
  Certificates of
   deposit(3)...........   10,949     19,488     54,375     32,022             116,834
  FHLB borrowings.......    5,000                           25,500     9,950    40,450
  Other borrowings......   14,051                                               14,051
  Mtg plus line of
   credit...............      --       1,390        --         --        --      1,390
                          -------   --------   --------   --------   -------  --------
    Total interest-
     bearing
     liabilities........   61,336     20,878     54,375     57,522     9,950   204,061
                          -------   --------   --------   --------   -------  --------
Rate Sensitivity GAP....   (6,615)    (6,661)   (28,501)    48,082    63,452  $ 69,757
                          =======   ========   ========   ========   =======  ========
Cumulative Rate
 Sensitivity GAP........  $(6,615)  $(13,276)  $(41,777)  $  6,305   $69,757
                          =======   ========   ========   ========   =======
Rate Sensitivity GAP
 Ratio..................    (2.42)%    (2.43)%   (10.41)%    17.56%    23.17%
                          =======   ========   ========   ========   =======
Cumulative Rate
 Sensitivity GAP Ratio..    (2.42)%    (4.85)%   (15.26)%     2.30%    25.48%
                          =======   ========   ========   ========   =======
Ratio of Cumulative GAP
 to Total Assets........    (2.24)%    (4.50)%  (14.17)%      2.14%    23.67%
                          =======   ========   ========   ========   =======

--------
(1) In preparing the table above, adjustable-interest rate loans were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the loans mature. Fixed-interest rate loans were scheduled according to their contractual maturities.
(2) In preparing the table above, adjustable-interest rate investment securities were included in the period in which the interest rates are next scheduled to adjust rather than in the period in which the investment securities mature. Fixed-interest rate investment securities were scheduled according to their contractual maturities.
(3) Certificates of deposit were scheduled according to their contractual maturities.

 Provision for Loan Losses

   The provision for loan losses is charged to earnings based on management's evaluation of the allowance for loan losses. The allowance for loan losses reflects management's estimate of losses that are inherent in the loan portfolio as of the date of review and is based upon historical experience, the volume and type of lending conducted by the Bank, the amounts of non-performing loans, general economic conditions, particularly as they relate to Bank's market area, and other factors related to the collectibility of Bank's loan portfolio.

   For the six months ended June 30, 2001 and 2000, the provision for loan losses was $45,000, and $70,000, respectively. For the three years ended December 31, 2000, 1999, and 1998, the loan loss provision was $95,000, $470,000 and $1.17 million, respectively.

 Noninterest Income

   Noninterest income consists primarily of service charges and fees on deposit accounts and mortgage banking fees. Noninterest income for the six months ended June 30, 2001 decreased to $728,000 from $751,000 for the six months ended June 30, 2000. The decrease primarily reflects income of $132,000 recognized in 2000 for gains in the cash surrender value of bank owned life insurance policies. Excluding income on the change in value of the life insurance, noninterest income increased $109,000 or 17.6% for the first six months of 2001.

   Noninterest income for the three years ended December 31, 2000, 1999 and 1998 was $1.55 million, $1.25 million and $1.29 million, respectively. Service charges and fees on deposit accounts for the same three years ended were $939,000, $815,000 and $663,000, respectively. The increase in noninterest income for 2000 primarily reflects a gain on the sale of a financial asset of $330,000. Noninterest income for 1998 was also affected by gains on the sale of other real estate of $360,000.

 Noninterest Expenses

   Noninterest expense for the six months ended June 30, 2001 increased to $4.49 million from $3.79 million for the six months ended June 30, 2000. Noninterest expense includes personnel expenses that increased to $2.55 million from $1.84 million for the same periods. The increase primarily reflects compensation expense recorded in connection with certain nonqualified stock options exercised in June 2001.

   Noninterest expense for the three years ended December 31, 2000, 1999 and 1998 was $7.73 million, $6.38 million and $4.68 million, respectively. Increases from year to year primarily reflect increases in personnel expense consistent with the overall increase in total assets of Manufacturers. Noninterest expense also includes occupancy increase which for the same three years was $1.49 million, $1.29 million and $912,000.

 Income Tax Provision

   Tax expense reflects estimates of amounts anticipated to be paid for federal and state income taxes based on taxable income for the period or year plus any net change in Manufacturers' net deferred tax asset from the beginning of the year to the end of the period or year.

   Tax expense for the six months ended June 30, 2001 decreased to $777,000 from $904,000 for the six months ended June 30, 2000.

   Tax expense for the three years ended December 31, 2000, 1999 and 1998 was $1.82 million, $1.17 million and $737,000, respectively.

Financial Condition

 Overview

   Manufacturers' financial condition is primarily dependent on the quality of the Bank's loan and investment portfolios, the Bank's ability to fund loans and meet current obligations with deposit activities and other borrowings and the adequacy of the Bank's capital relative to total assets.

   The following discussion and analysis is based upon Manufacturers' financial condition as of June 30, 2001 and 2000 and as of December 31, 2000, 1999 and 1998, and pertains primarily to the activities of the Bank. The following discussion should be read in conjunction with the Manufacturers' consolidated financial statements and related notes appearing elsewhere in this Proxy Statement/Prospectus.

 Lending Activities

   The Bank has experienced significant increases in its loan portfolio since December 31, 1999. This increase was realized in concurrence with employment by Manufacturers of a new chief executive officer and a new chief operating officer. The following table shows the relationship of loans to total assets for the Bank as of the periods indicated:

                                                 At June 30,  At December 31,
                                                 ----------- ------------------
                                                    2001       2000      1999
                                                 ----------- --------  --------
                                                    (Dollars in thousands)
   Total assets.................................  $294,765   $272,009  $243,724
   Total loans, net.............................   241,267    223,318   187,954
   Loans as a % of total assets.................      81.9%      82.1%     77.1%

   Lending activities are conducted pursuant to a written policy that has been adopted and approved by the board of directors of the Bank. Loan officers have defined lending authorities beyond which loans, depending upon their type and size, must be reviewed and approved by a loan committee comprised of certain officers and directors.

   Management seeks to maintain quality assets through sound underwriting and sound lending practices. The largest category of loans in the loan portfolio are collateralized by real estate mortgages, consisting primarily of commercial properties. The Bank generally originates residential mortgage loans solely for the purpose of selling those loans in the secondary market. As of June 30, 2001 and December 31, 2000, 81.3% and 77.7%, respectively, of the total loan portfolio consisted of loans secured by real estate.

   Commercial real estate mortgage loans in the portfolio consist of fixed and adjustable-interest rate loans which were originated at prevailing market interest rates. The Bank's loan policy has been to originate commercial real estate mortgage loans predominantly in its primary market area. Commercial real estate mortgage loans are generally made in amounts up to 80% of the appraised value of the property securing the loan. In making commercial real estate loans, the Bank primarily considers the net operating income generated by the real estate to support the debt service, the financial resources and income level and managerial expertise of the borrower, the marketability of the collateral and the Bank's lending experience with the borrower.

   Commercial loans not secured by real estate are typically underwritten on the basis of the borrower's ability to make repayment from the cash flows of the business and, generally, are collateralized by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial loans may be substantially dependent on the success of the business itself, which is subject to adverse conditions in the economy. Commercial loans also entail certain additional risks since they usually involve large loan balances to single borrowers or a related group of borrowers, resulting in a more concentrated loan portfolio. Further, the collateral underlying the loans may depreciate over time, cannot be appraised with as much precision as residential real estate, and may fluctuate in value based on the success of the business

   Loan concentrations are defined as significant amounts loaned to a single borrower or to a number of borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. The Bank, on a routine basis, monitors these concentrations in order to consider adjustments in its lending practices to reflect economic conditions, loan to deposit ratio, and industry trends. Management believes as of June 30, 2001 and December 31, 2000 that the Bank had no significant concentration of risk with a single borrower or industry. Loan customers are principally closely-held businesses and residents of Tampa, Florida and the surrounding areas and as such, the borrower's ability to honor their loan commitments is substantially dependent upon the general economic conditions of the region. Most of the Bank's business activity is with customers located within the Tampa area.

   The following table presents the composition of the Manufacturers' loan portfolio for the periods indicated.

                                                       As of June 30,
                                               --------------------------------
                                                    2001             2000
                                               ---------------  ---------------
                                                   (Dollars in thousands)
                                                         % of             % of
                                                Amount  Total    Amount  Total
                                               -------- ------  -------- ------
Commercial.................................... $ 40,933  16.74% $ 42,065  21.18%
Real estate...................................  198,900  81.33   147,861  74.45
Consumer and other............................    4,717   1.93     8,668   4.37
                                               -------- ------  -------- ------
    Total loans receivable....................  244,550 100.00%  198,594 100.00%
                                                        ======           ======
Less:
  Deferred loan fees..........................      347              185
  Allowance for loan losses...................    2,936   1.20%    3,058   1.54%
                                               -------- ======  -------- ======
    Loans, net................................ $241,267         $195,351
                                               ========         ========

                                                      As of December 31,
                         ---------------------------------------------------------------------------------
                              2000             1999             1998             1997            1996
                         ---------------  ---------------  ---------------  --------------  --------------
                                   % of             % of             % of            % of            % of
                          Amount  Total    Amount  Total    Amount  Total   Amount  Total   Amount  Total
                         -------- ------  -------- ------  -------- ------  ------- ------  ------- ------
Commercial..............  $43,150  19.05% $ 44,966  23.51% $ 32,122  25.41% $28,242  31.04% $16,715  25.95%
Real estate.............  176,000  77.70   136,427  71.35    88,398  69.92   56,915  62.54   43,514  67.55
Consumer and other......    7,363   3.25     9,826   5.14     5,906   4.67    5,842   6.42    4,185   6.50
                         -------- ------  -------- ------  -------- ------  ------- ------  ------- ------
    Total loans
     receivable.........  226,513 100.00%  191,219 100.00%  126,426 100.00%  90,999 100.00%  64,414 100.00%
                                  ======           ======           ======          ======          ======
Less:
  Deferred loan fees....      306              232              147             101              30
  Allowance for loan
   losses...............    2,889   1.28%    3,033   1.59%    1,517   1.20%     940   1.03%     587   0.91%
                         -------- ======  -------- ======  -------- ======  ------- ======  ------- ======
    Loans, net.......... $223,318         $187,954         $124,762         $89,958         $63,797
                         ========         ========         ========         =======         =======

   As of June 30, 2001, the maturities and interest rate sensitivities of the Bank's loan portfolio, based on remaining scheduled principal repayments, were as follows:

                                              Due After One
                                  Due in One  Year Through  Due After
                                 Year or Less  Five Years   Five Years  Total
                                 ------------ ------------- ---------- --------
                                             (Dollars in thousands)
   Commercial..................    $21,099       $17,854     $ 1,980   $ 40,933
   Real estate.................     27,301        87,067      84,532    198,900
   Consumer and other..........      3,274         1,373          70      4,717
                                   -------      --------     -------   --------
       Total...................    $51,674      $106,294     $86,582   $244,550
                                   =======      ========     =======   ========
   Loans with maturities over
    one year:
     Fixed interest rate.......                 $ 88,521     $65,493   $154,014
     Variable interest rate....                   17,773      21,089     38,862
                                                --------     -------   --------
       Total maturities greater
        than one year..........                 $106,294     $86,582   $192,876
                                                ========     =======   ========

 Classification of Assets

   Generally, interest on loans accrues and is credited to income based upon the principal balance outstanding. It is management's policy to discontinue the accrual of interest income and classify a loan on non-accrual status when in the opinion of management, principal or interest is not likely to be paid in accordance with the terms of the obligation or when principal or interest is past due 90 days or more unless, in the determination of management, the principal and interest on the loan are well collateralized and in the process of collection. Loans are not returned to accrual status until principal and interest payments are brought current and future payments appear reasonably certain. Interest accrued and unpaid at the time a loan is placed on non-accrual status is charged against interest income. Real estate acquired by the Bank as a result of foreclosure or by deed in lieu of foreclosure is classified as other real estate owned ("OREO"). OREO properties are recorded at the lower of cost or fair value less estimated selling costs, and the estimated loss, if any is charged to the allowance for credit losses at the time it is transferred to OREO. Further write-downs in OREO are recorded at the time management believes additional deterioration in value has occurred and are charged to non-interest expense.

   Nonperforming assets, including OREO, are presented in the following table as of and for the six months ended June 30, 2001 and 2000 and December 31, 2000, 1999, 1998, 1997 and 1996.

                                      At June
                                        30,          At December 31,
                                     ----------  ----------------------------
                                     2001  2000  2000  1999  1998  1997  1996
                                     ----  ----  ----  ----  ----  ----  ----
                                      (Dollars in thousands)
Loans on non-accrual status
  Commercial........................ $ 33  $285  $ 94  $153  $--   $--   $--
  Real estate.......................  682   452   618   113    88   --     51
  Consumer and other................   65   116    83    38   --    --    --
                                     ----  ----  ----  ----  ----  ----  ----
    Total loans on non-accrual
     status.........................  780   853   795   304    88   --     51
Accruing loans over 90 days
 delinquent.........................  --     43     1    20    23    11   --
                                     ----  ----  ----  ----  ----  ----  ----
    Total non-performing loans......  780   896   796   324   111    11    51
Other real estate owned.............  --    --     50   --    --    301   723
                                     ----  ----  ----  ----  ----  ----  ----
    Total non-performing assets..... $780  $896  $846  $324  $111  $312  $774
                                     ====  ====  ====  ====  ====  ====  ====

As a percentage of total assets.....
    Total non-performing loans...... 0.26% 0.35% 0.29% 0.13% 0.07% 0.01% 0.05%
                                     ====  ====  ====  ====  ====  ====  ====
    Total non-performing assets..... 0.26% 0.35% 0.31% 0.13% 0.07% 0.22% 0.78%
                                     ====  ====  ====  ====  ====  ====  ====

Allowance for Loan Losses

   In originating loans, the Bank recognizes that credit losses will be experienced and that the risk of loss will vary with, among other things, the type of loan being made, the credit worthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan, as well as general economic conditions. As a matter of policy, the Bank maintains an allowance for loan losses. The amount provided for loan losses during any period is based on an evaluation by management of the amount needed to maintain the allowance at a level sufficient to cover anticipated losses and the inherent risk of losses in the loan portfolio.

   In determining the amount of the allowance, management considers the dollar amount of loans outstanding, its assessment of known or potential problem loans, current economic conditions, the risk characteristics of the various classifications of loans, the credit record of its borrowers, the fair market value of underlying collateral and other factors. Specific allowances are provided for individual loans when ultimate collection is considered questionable by management after reviewing the current status of such loans and considering the fair value of the underlying collateral for each loan.

   Management continues to actively monitor the Bank's asset quality and to charge off loans against the allowance for loan losses when appropriate or to provide specific loss allowances for individual loans when necessary. Management's estimate of the allowance for loan losses is based on information available to them at the time of their review. Subsequent adjustments to the allowance may be necessary if future economic conditions or other facts differ from the assumptions used in making the initial determinations.

   The following table summarizes changes in the allowance for loan for loan losses for the six months ended June 30, 2001 and 2000 and for the five years ended December 31, 2000.

                             At June 30,                   At December 31,
                          ------------------  ----------------------------------------------
                            2001      2000      2000      1999      1998     1997     1996
                          --------  --------  --------  --------  --------  -------  -------
                                                (Dollars in thousands)
Allowance at beginning
 of period..............  $  2,889  $  3,033  $  3,033  $  1,517  $    940  $   587  $   633
Loans charged off:
 Commercial.............        25        23       157       535       542       55       75
 Real estate............         8       146       159       235       157       43       61
 Consumer and other.....        73        23       145       307        79       33       17
                          --------  --------  --------  --------  --------  -------  -------
 Total loans charged-
  off...................       106       192       461     1,077       778      131      153
                          --------  --------  --------  --------  --------  -------  -------
Recoveries:
 Commercial.............        93        19        61         3        72       15       10
 Real estate............                 100       118        61       109        4       25
 Consumer and other.....        15        28        43        24         8      --         2
                          --------  --------  --------  --------  --------  -------  -------
 Total recoveries.......       108       147       222        88       189       19       37
                          --------  --------  --------  --------  --------  -------  -------
 Net loans charged-off..        (2)       45       239       989       589      112      116
Allowance recorded in
 connection with
 acquisition............                                   2,035
Provision for loan
 losses charged to
 expense................        45        70        95       470     1,166      465       70
                          --------  --------  --------  --------  --------  -------  -------
Allowance at end of
 period.................  $  2,936  $  3,058  $  2,889  $  3,033  $  1,517  $   940  $   587
                          ========  ========  ========  ========  ========  =======  =======
Net charge-offs as a
 percentage of average
 loans outstanding......      0.00%     0.02%     0.12%     0.61%     0.53%    0.15%    0.19%
                          ========  ========  ========  ========  ========  =======  =======
Allowance to period-end
 loans receivable.......      1.20%     1.54%     1.28%     1.59%     1.20%    1.03%    0.91%
                          ========  ========  ========  ========  ========  =======  =======
Average loans
 outstanding............   234,134   193,799   200,151   163,323   110,343   73,674   60,593
                          ========  ========  ========  ========  ========  =======  =======
Period-end total loans
 receivable.............   244,550   198,594   226,513   191,219   126,426   90,999   64,414
                          ========  ========  ========  ========  ========  =======  =======

 Investment Securities

   Investment parameters for the Bank are set forth in a policy approved by the Board of Directors. This policy establishes that investments in debt securities are limited to those securities guaranteed by the United States Treasury Department or an agency thereof, should generally have a maturity of five years or less and qualify for purposes of complying with minimum liquidity requirements of the State of Florida. Certain other debt securities acquired in connection with the purchase of another financial institution may not comply with the Bank's policy but may still be held by the Bank. The Bank does not purchase or hold equity securities except those of the Federal Home Loan Bank and Independent Bankers Bank of Florida.

   The Bank classifies its investments in debt securities as either held-to-maturity or available-for-sale and does not hold any securities for trading purposes. Debt securities that management has the positive intent and ability to hold to maturity or classified as held-to-maturity and are carried at amortized cost. All other debt securities are classified as available-for-sale and are reported at fair value, with unrealized gains and losses recorded as a component of shareholders' equity. Other investments, consisting mostly of stock of the Federal Home Loan Bank and stock of the Independent Bankers Bank of Florida are carried at cost as the stock is not readily marketable.

   The following table set forth the carrying value of the Bank's investment portfolio for the periods indicated.

                                                    At June 30, At December 31,
                                                    ----------- ---------------
                                                       2001      2000    1999
                                                    ----------- ------- -------
                                                      (Dollars in thousands)
Securities Available for Sale
  U.S. Government agency obligations...............   $18,568   $17,800 $18,506
  Corporate debt obligations.......................       386       379     370
Securities Held to Maturity
  U.S. Government agency obligations...............       499     2,638   2,572
Other Investments
  Federal Home Loan Bank stock.....................     2,069     2,069     950
  Interest-bearing bank deposit....................       100       100
  Other equity securities..........................        50        50      51
                                                      -------   ------- -------
    Total investment securities....................   $21,672   $23,036 $22,449
                                                      =======   ======= =======

   The maturity distribution and certain other information pertaining to investment securities as of June 30, 2001 was as follows:

                                                     Amortized Estimated
                                                       Cost    Fair Value Yield
                                                     --------- ---------- -----
                                                       (Dollars in thousands)
Securities Available for Sale
  U.S. Government agency obligations
    Due within one year.............................  $ 8,001   $ 8,068   5.84%
    Due one to five years...........................    1,000     1,031   6.49
    Due five to ten years...........................      761       788   7.02
    Due after ten years.............................    4,535     4,549   5.68
  Corporate debt obligations
    Due one to five years...........................      197       200   7.55
    Due after ten years.............................      184       186   7.85
  Mortgage-backed securities........................    4,081     4,132   6.48
Securities Held to Maturity
  U.S. Government agency obligations
    Due within one year.............................      499       513   6.88
                                                      -------   -------   ----
      Total debt securities.........................  $19,258   $19,467   6.09%
                                                      =======   =======   ====
Other Investments
  Federal Home Loan Bank stock......................  $ 2,069   $ 2,069
  Interest-bearing bank deposit.....................      100       100
  Other equity securities...........................       50        50
                                                      -------   -------
      Total investment securities...................  $21,477   $21,686
                                                      =======   =======

 Deposit Activities

   Deposits are the major source of funds for lending and other investment purposes. Deposits are attracted principally from within the Bank's primary market area through the offering of a broad variety of deposit instruments including checking accounts, interest-bearing checking accounts or NOW accounts, money market accounts, regular saving accounts, term certificate accounts (including "jumbo" certificates in denominations of $100,000 or more) and retirement saving plans.

   Total deposits were $214.9 million as of June 30, 2001 compared to $212.8 million and $204.8 million as of December 31, 2000 and 1999, respectively. Deposits increased significantly in 1999 from $139.8 million as of December 31, 1998 reflecting the acquisition of Partners Bank of Florida during 1999 and expanding into new markets with the opening of several new branches.

   The distribution of the Bank's deposits accounts as of June 30, 2001 and for the three years ended December 31, 2000, 1999 and 1998 was as follow

                         As of June 30,                 As of December 31,
                         ---------------  -------------------------------------------------
                              2001             2000             1999             1998
                         ---------------  ---------------  ---------------  ---------------
                                   % of             % of             % of             % of
                          Amount  Total    Amount  Total    Amount  Total    Amount  Total
                         -------- ------  -------- ------  -------- ------  -------- ------
                                             (Dollars in thousands)
Demand Deposits......... $ 28,796  13.40% $ 35,666  16.76% $ 39,471  19.27% $ 27,039  19.34%
NOW accounts............   25,258  11.75    24,244  11.39    23,385  11.42    14,520  10.38
Money market accounts...   33,601  15.63    27,821  13.07    27,653  13.50    19,820  14.17
Savings deposits........   10,415   4.85    10,438   4.91    12,043   5.88    10,788   7.71
Time deposits:
  Under $100,000........   45,646  21.24    41,957  19.72    43,738  21.35    26,535  18.98
  $100,000 and over.....   71,189  33.13    72,668  34.15    58,529  28.58    41,136  29.42
                         -------- ------  -------- ------  -------- ------  -------- ------
    Total deposits...... $214,905 100.00% $212,794 100.00% $204,819 100.00% $139,838 100.00%
                         ======== ======  ======== ======  ======== ======  ======== ======

   Maturity terms, service fees and withdrawal penalties are established by the Bank on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

   The Bank does not have a concentration of deposits from any one source, the loss of which would have a material adverse effect, except for deposits maintained at the Bank by one member of the Board of Directors that totaled $17.5 million as of June 30, 2001. The Bank maintained "brokered deposits" as of June 30, 2001 and December 31, 2000 of $10.08 million and $12.0 million, respectively. During 2000, the Bank also began offer time deposits through an internet program. Wholesale time deposits obtained through this internet program were $14.4 million and $7.2 million as of June 30, 2001 and December 31, 2000. Management believes that substantially all of its depositors, except those as noted above, are residents in its primary market area.

   Time deposits of $100,000 and over and other large deposit accounts tend to be short-term in nature and more sensitive to changes in interest rates than other types of deposits and, therefore, may be a less stable source of funds. In the event that existing short-term deposits are not renewed, the resulting loss of the deposited funds could adversely affect the Bank's liquidity. In a rising interest rate market, such short-term deposits may prove to be a costly source of funds because their short-term nature facilities renewal at increasingly higher interest rates, which may adversely affect the Bank's earnings. However, the converse is true in a falling interest-rate market where such short-term deposits would be more favorable.

   Time deposits of $100,000 and over mature as follows for the periods indicated.

                                                           June 30, December 31,
                                                             2001       2000
                                                           -------- ------------
                                                                (Dollars in
                                                                thousands)
   Due in three months or less............................ $ 30,437   $ 36,944
   Due from three months to six months....................   23,077     20,006
   Due from six months to one year........................   31,298     31,781
   Due one to five years..................................   32,022     25,894
                                                           --------   --------
                                                           $116,834   $114,625
                                                           ========   ========

 Liquidity

   Liquidity management involves the ability to meet the cash flow requirements of customers who may be depositors wanting to withdraw their funds and the ability to fund loans to meet borrowers' credit needs. In the ordinary course of business, the Bank generates cash flows from interest and fee income, monthly loan payments and loan maturities and the maturity of investment securities. In addition to cash and due from banks, the Bank also considers federal funds sold and available-for-sale securities as primary sources of assets liquidity as well as lines of credit provided by correspondent banks and the Federal Home Loan Bank.

   Many factors affect the ability to accomplish its liquidity objectives successfully, including the economic environment, the asset/liability mix within the balance sheet and the ability of the Bank and Bancshares to secure other borrowings. At June 30, 2001 and December 31, 2000, the Bank had commitments to originate loans totaling $44.46 million and $39.45 million, respectively. Standby letters of credit at June 30, 2001 and December 31, 2000 were $3.93 million and $2.84 million, respectively. In addition, scheduled maturities of certificates of deposit during the year following June 30, 2001 and December 31, 2000 totaled $84.81 million and $88.73 million, respectively. Management believes that adequate resources exist to fund all of its commitments that will be funded within the next 12 months and, if so desired, that the Bank can adjust the rates and terms on certificates of deposit and other deposit accounts to retain deposits in a changing interest rate environment.

   A state-chartered commercial bank is required to maintain a liquidity reserve of at least 15% of its transaction deposit accounts and 8% of its non-transaction deposit accounts. The liquidity reserve may consist of cash on hand, cash on demand deposit with other correspondent banks, short term marketable securities and other investments as determined by the rules of the Florida Department of Banking and Finance. As of June 30, 2001 and December 31, 2000, the Bank's liquidity ratio was 21.6% and 25.9%, respectively.

 Capital Resources

   The federal banking regulatory authorities have adopted certain "prompt corrective action" rules with respect to depository institutions. The rules establish five capital tiers: "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized," and "critically undercapitalized." The various federal banking regulatory agencies have adopted regulations to implement the capital rules by, among other things, defining the relevant capital measure for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier 1 risk-based capital ratio of 6% or greater, and a Tier 1 leverage ratio of 5% or greater and is not subject to a regulatory order agreement, or directive to meet and maintain a specific capital level.

   At June 30, 2001 and December 31, 2000, the Bank met the necessary benchmark capital ratios to be considered a "well capitalized" financial institution. Depository institutions which fall below the "adequately capitalized" category generally are prohibited from making any capital distribution, are prohibited from acquiring brokered deposits, are subject to growth limitations, and are required to submit capital restoration plan. There are number of requirements and restrictions that may be imposed on institutions treated as "significantly undercapitalized" and, if the institution is "critically undercapitalized," the banking regulatory agencies have the right to appoint a receiver or conservator.

   In accordance with risk capital guidelines issued by the FDIC, the Bank is required to maintain a minimum standard of total capital to risk-weighted assets of 8%. Additionally, the FDIC requires banks to maintain a minimum leverage-capital ratio of Tier 1 capital (as defined) to total assets. The leverage-capital ratio ranges from 3% to 5% based on the bank's rating under the regulatory rating system.

   The following table summarizes the regulatory capital levels and ratios for the Bank only.

Capital Resources

                                       Actual       Regulatory Requirement
                                       Ratios  for Well Capitalized Institutions
                                       ------  ---------------------------------
At June 30, 2001
  Total capital to risk-weighted
   assets............................. 10.56%                10.00%
  Tier 1 capital to risk-weighted
   asset..............................  9.32                  6.00
  Tier 1 capital to total asset--
   leverage ratio.....................  7.57                  5.00
At December 31, 2000
  Total capital to risk-weighted
   assets............................. 10.38                 10.00
  Tier 1 capital to risk-weighted
   asset..............................  9.13                  6.00
  Tier 1 capital to total asset--
   leverage ratio.....................  7.63                  5.00
At December 31, 1999
  Total capital to risk-weighted
   assets............................. 10.38                 10.00
  Tier 1 capital to risk-weighted
   asset..............................  9.12                  6.00
  Tier 1 capital to total asset--
   leverage ratio.....................  7.84                  5.00
At December 31, 1998
  Total capital to risk-weighted
   assets............................. 11.47                 10.00
  Tier 1 capital to risk-weighted
   asset.............................. 10.33                  6.00
  Tier 1 capital to total asset--
   leverage ratio.....................  8.59                  5.00

                             BUSINESS OF BANCGROUP

General

   BancGroup is a Delaware corporation organized in 1974 as a bank holding company under the Bank Holding Act of 1956, as amended. Through its wholly-owned subsidiary, Colonial Bank, BancGroup conducts a general commercial banking business in the states of Alabama, Florida, Georgia, Nevada, Tennessee and Texas. At June 30, 2001, BancGroup had assets of $12.3 billion.

   As of June 30, 2001 Colonial Bank has a total of 243 branches, with 117 branches in Alabama, 89 branches in Florida, 22 branches in Georgia, two branches in Tennessee, three branches in Texas and ten branches in Nevada. Colonial Bank conducts a general commercial banking business in its respective service areas. Colonial Bank offers a variety of demand, savings and time deposit products as well as extensions of credit through personal, commercial and mortgage loans within each of its market areas. Colonial Bank also provides additional services to its markets through cash management servicers, electronic banking services, credit card and merchant services and wealth management services. Wealth management services include trust services and the sales of various types of investment products such as mutual funds, annuities, stocks, municipal bonds and U.S. government securities.

Other Proposed Business Combination

   As of June 15, 2001, BancGroup entered into a branch purchase and assumption agreement with Union Planters Corporation to acquire 13 Union Planters branches. Nine of these branches are located in Florida in the Tamp and Naples areas and have approximately $244 million in deposits. The remaining four branches, which have approximately $114 million in deposits, are located in Alabama in Elmore County, which is just north of Montgomery. This transaction is pending approval by various regulatory agencies and is expected to close in the fourth quarter of 2001.

Voting Securities and Principal Stockholders

   As of February 20, 2001, BancGroup had issued and outstanding 110,543,599 shares of BancGroup Common Stock with approximately 9,892 stockholders of record. Each such share is entitled to one vote. In addition, as of that date, 2,585,208 shares of BancGroup Common Stock were subject to issuance upon exercise of options pursuant to BancGroup's stock option plans and up to 584,033 shares of BancGroup Common Stock were issuable upon conversion of BancGroup's 1986 Debentures. There are currently 200,000,000 shares of BancGroup Common Stock authorized.

   The following table shows those persons who are known to BancGroup to be beneficial owners as of February 20, 2001 of more than five percent of outstanding BancGroup Common Stock.

                                                                  Percentage of
                                                      Common          Class
   Name and Address                                    Stock      Outstanding(1)
   ----------------                                  ---------    --------------
   Robert E. Lowder................................. 6,211,096(2)      5.6%
    Post Office Box 1108
    Montgomery, AL 36101

--------
(1) Percentage is calculated assuming the issuance of shares of BancGroup Common Stock pursuant to BancGroup's stock option plans that are held by Mr. Lowder.

(2) Includes 160,000 shares of Common Stock subject to options under BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2001, due to vesting requirements. In addition, the total includes 25,960 and 22,628 shares owned by Mr. Lowder's wife and stepson, respectively. Mr. Lowder disclaims beneficial ownership of these shares.

Security Ownership of Management

   The following table indicates for each director, executive officer, and all executive officers and directors of BancGroup as a group the number of shares of outstanding Common Stock of BancGroup beneficially owned as of February 20, 2001.

                                                        Shares of BancGroup
                                                        Beneficially Owned
                                                       ------------------------
                                                                    Percentage
                                                        Common       of Class
Directors Name                                           Stock      Outstanding
--------------                                         ---------    -----------
Lewis Beville.........................................     3,988          *
William Britton.......................................    61,919(1)       *
Jerry J. Chesser......................................   326,999          *
Augustus K. Clements, III.............................    47,794          *
Robert S. Craft.......................................    38,353(2)       *
Patrick F. Dye........................................    34,950          *
Clinton O. Holdbrooks.................................   608,271(3)       *
Harold D. King........................................   247,162(4)       *
Robert E. Lowder...................................... 6,211,096(5)     5.6%
John Ed Mathison......................................    43,783(6)       *
Milton E. McGregor....................................   100,000          *
John C.H. Miller, Jr..................................    83,810(7)       *
Joe D. Mussafer.......................................    44,510          *
William E. Powell, III................................    37,815          *
James W. Rane.........................................     4,904          *
Frances E. Roper......................................   756,899          *
Simuel Sippial........................................    17,047          *
Edward V. Welch.......................................    63,727          *

CERTAIN EXECUTIVE OFFICERS WHO ARE NOT ALSO DIRECTORS
Caryn D. Cope.........................................    24,944(8)       *
Sarah H. Moore........................................    20,863(8)       *
W. Flake Oakley, IV...................................   128,906(8)       *
All executive officers and directors as a group....... 8,907,740        8.1%

--------
 *  Represents less than 1%.
(1) Includes 7,232 shares owned by Mr. Britton's wife. Mr. Britton disclaims beneficial ownership of such shares.
(2) Includes 2,808 shares held by the IRA of Mr. Craft's wife. Mr. Craft disclaims beneficial ownership of such shares.
(3) Includes 128,996 shares held by Mr. Holdbrooks as a trustee of a charitable trust.
(4) Includes 40,780 shares owned by Mr. King's wife and 20 shares held in a trust of which he is beneficiary. Mr. King disclaims beneficial ownership of such shares.
(5) Includes 160,000 shares of Common Stock subject to options under BancGroup's stock option plans, excluding options that were not exercisable within 60 days of February 20, 2001, due to vesting requirements. In addition, the total includes 25,960 and 22,628 shares owned by Mr. Lowder's wife and stepson, respectively. Mr. Lowder disclaims beneficial ownership of these shares.
(6) Includes 2,000 shares owned by Dr. Mathison's wife. Dr. Mathison disclaims beneficial ownership of such shares.
(7) Includes 45,000 shares subject to options under BancGroup's stock option plans. Also includes 260 shares owned by Mr. Miller's wife. Mr. Miller disclaims beneficial ownership of his wife's shares.
(8) Caryn D. Cope, Sarah H. Moore and W. Flake Oakley, IV, hold vested options respecting 10,000, 9,500 and 70,000, respectively, pursuant to BancGroup's stock option plans, excluding options that are not exercisable within 60 days of February 20, 2001, due to vesting requirements.

Management Information

   Certain information regarding the biographies of the directors and executive officers of BancGroup, executive compensation and related party transactions is included in (i) BancGroup's Annual Report on Form 10-K for the fiscal year ending December 31, 2000, at item 10, and (ii) BancGroup's Proxy Statement for its 2001 Annual Meeting under the headings "Election of Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Compensation Committee Interlocks and Insider Participation," "Executive Compensation," and "Executive Compensation Committee Report" at pages 4-15. BancGroup hereby incorporates such information by reference.

                           BUSINESS OF MANUFACTURERS

General

   Manufacturers was incorporated under the laws of the State of Florida on January 5, 1999. Manufacturers is a registered bank holding company under the BHCA and owns all of the voting shares of the Bank. The Bank commenced operations on February 3, 1986. The Bank is a state banking corporation subject to regulation by the FDIC and the Florida Department. The Bank's operations are conducted from its main office located in Tampa, Florida and branch offices located in the surrounding area.

   Manufacturers provides a range of consumer and commercial banking services to individuals, businesses and industries. The basic services offered by Manufacturers include: demand interest-bearing and noninterest-bearing accounts, money market deposit accounts, NOW accounts, time deposits, safe deposit services, credit cards, cash management, direct deposits, notary services, money orders, night depository, travelers' checks, cashier's checks, domestic collections, savings bonds, bank drafts, automated teller services, drive-in tellers, and banking by mail and the internet. In addition, Manufacturers primarily makes secured and unsecured commercial and real estate loans and issues stand-by letters of credit. Manufacturers provides automated teller machine (ATM) cards, as a part of the Star ATM Network, thereby permitting customers to utilize the convenience of larger ATM networks. Manufacturers also provides customers with extended banking hours. Manufacturers does not have trust powers and, accordingly, no trust services are provided.

   The revenues of Manufacturers are primarily derived from interest on, and fees received in connection with, real estate and other loans, and from interest and dividends from investment securities and short-term investments, and also fees associated with deposit services. The principal sources of funds for Manufacturers's lending activities are its deposits, repayment of loans, and the maturity of investment securities. The principal expenses of Manufacturers are the interest paid on deposits, and operating and general administrative expenses.

   As is the case with banking institutions generally, Manufacturers' operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve, the FDIC and the Florida Department. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. Manufacturers faces strong competition in the attraction of deposits (its primary source of lendable funds) and in the origination of loans.

Lending Activities

   Manufacturers offers a range of lending services, including real estate, consumer and commercial loans, to individuals and small businesses and other organizations that are located in or conduct a substantial portion of their business in Manufacturers's market area. Manufacturers's consolidated net loans at June 30, 2001 were $241 million, or 82.7% of total Manufacturers consolidated assets. The interest rates charged on loans vary with the degree of risk, maturity, and amount of the loan, and are further subject to competitive pressures, money market rates, availability of funds, and government regulations. Manufacturers has no foreign loans or loans for highly leveraged transactions.

   Manufacturers's loans are concentrated in three major areas: commercial and commercial real estate loans, residential real estate loans, and consumer loans. A majority of Manufacturers's loans are made on a secured basis. As of June 30, 2001, approximately 81.3% of Manufacturers's consolidated loan portfolio consisted of loans secured by mortgages on real estate and 16.7% of the loan portfolio consisted of commercial loans. At the same date, 2% of the Bank's loan portfolio consisted of consumer and other loans.

   Manufacturers's real estate loans are secured by mortgages and consist primarily of loans to individuals, investors and businesses for the purchase, improvement of or investment in real estate and for the construction and/or ownership of single-family residential units. These real estate loans may be made at fixed- or variable-interest rates. Manufacturers generally does not make fixed-interest rate commercial real estate loans for terms exceeding 10 years. Loans in excess of four years generally have adjustable-interest rates. Manufacturers' residential loans generally are repayable in monthly installments based on up to a 30-year amortization schedule with variable-interest rates.

   Manufacturers's commercial loan portfolio includes loans to individuals and small-to-medium sized businesses located primarily in Hillsborough County for working capital, equipment purchases, and various other business purposes. A majority of commercial loans are secured by real estate, equipment or similar assets, but these loans may also be made on an unsecured basis. Commercial loans may be made at variable or fixed rates of interest. Commercial lines of credit are typically granted on a one-year basis, with loan covenants and monetary thresholds. Other commercial loans with terms or amortization schedules of longer than one year will normally carry interest rates which vary with the prime lending rate and will become payable in full and are generally refinanced in three to five years.

   Manufacturers's consumer loan portfolio consists primarily of loans to individuals for various consumer purposes, but includes some business purpose loans which are payable on an installment basis. The majority of these loans are for terms of less than five years and are secured by liens on various personal assets of the borrowers, but consumer loans may also be made on an unsecured basis. Consumer loans are made at fixed and variable interest rates, and are often based on up to a five-year amortization schedule.

   Loan originations are derived from a number of sources. Loan originations can be attributed to direct solicitation by Manufacturers's loan officers, existing customers and borrowers, advertising, walk-in customers and, in some instances, referrals from brokers.

Deposit Activities

   Deposits are the major source of Manufacturers's funds for lending and other investment activities. Manufacturers considers the majority of its regular savings, demand, NOW and money market deposit accounts to be core deposits. These accounts comprised approximately 45.6% of Manufacturers's consolidated total deposits at June 30, 2001. Approximately 54.4% of Manufacturers's consolidated deposits at June 30, 2001 were certificates of deposit. Generally, Manufacturers attempts to maintain the rates paid on its deposits at a competitive level. Time deposits of $100,000 and over made up approximately 33.1% of Manufacturers's consolidated total deposits at June 30, 2001. The majority of the deposits of Manufacturers are generated from Hillsborough County.

Investments

   Manufacturers invests a portion of its assets in U.S. Government agency obligations, mortgage-backed securities and federal funds sold. Manufacturers's investments are managed in relation to loan demand and deposit growth, and are generally used to provide for the investment of excess funds at minimal risks while providing liquidity to fund increases in loan demand or to offset fluctuations in deposits. Occasionally, Manufacturers may purchase certificates of deposits of national and state banks. These investments may exceed $100,000 in any one institution (the limit of FDIC insurance for deposit accounts). Federal funds sold is the excess cash Manufacturers has available over and above daily cash needs. This money is invested on an overnight basis with approved correspondent banks.

Employees

   As of June 30, 2001, Manufacturers and the Bank collectively had 82 full-time employees (including executive officers) and two part-time employees. The employees are not represented by a collective bargaining unit. Manufacturers and the Bank consider relations with employees to be good.

Properties

   The main office of Manufacturers and the Bank is located at 4144 North Armenia Avenue, Tampa, Florida. The Bank also has banking offices located at 701 North Franklin Street, Tampa, Florida (downtown office), 1701 South Dale Mabry, Tampa, Florida (South Tampa office), and 3702 Bearss Avenue, Tampa, Florida (Carrolwood office). The Bank also operates ATMs at Whaley's Market, 533 South Howard Avenue, Tampa, Florida and Legend's Field, 1 Steinbrenner Drive, Tampa, Florida. The Bank owns the Carrolwood office and the building and improvements located at South Tampa. The downtown office is owned by Manufacturers. The Bank's main office is leased from an entity owned by six of the members of Manufacturers' Board of Directors.

Legal Proceedings

   Manufacturers and the Bank are periodically parties to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to their respective businesses. Management does not believe that there is any pending or threatened proceeding against Manufacturers or the Bank which, if determined adversely, would have a material adverse effect on Manufacturers's consolidated financial position.

Security Ownership of Management and Certain Beneficial Owners

   The following table sets forth certain information as of the Record Date regarding the beneficial ownership of Manufacturers Common Stock by: (i) 5% or greater shareholders of the Manufacturers, (ii) each director of Manufacturers and (iii) all directors and executive officers of the Manufacturers as a group. Unless otherwise indicated, the persons named in the table have sole voting and investment power with respect to all of the shares owned by them.

                                                         Shares       Percent
                                                      Beneficially      of
Name of Beneficial Owner                                Owned(a)     Ownership
------------------------                              ------------   ---------
Frank Agliano........................................     73,319       2.81%
M. G. Avarez, Jr. ...................................    198,392(b)    7.64%
Joseph V. Chillura...................................    127,255(c)    4.79%
Anthony F. Gonzalez..................................    580,486(d)   22.36%
Constantino Gonzalez.................................    281,636(d)   10.85%
Velma-Jean Kato......................................     49,250(e)    1.89%
Diana Llaneza........................................    739,312(f)   28.48%
Frank Llaneza........................................    739,312(f)   28.48%
Luciano Prida, Jr. ..................................     47,320(g)    1.82%
Alfred T. Rogers.....................................    206,085(h)    7.76%
All directors and executive officers as a group (12
 persons)............................................  2,322,474      84.38%

--------
(a) Information relating to beneficial ownership is based upon information available to Manufacturers and uses "beneficial ownership" concepts set forth in rules of the Commission under the Securities Exchange Act of 1934, as amended. Under such rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may disclaim any beneficial interest. Accordingly, directors are named as beneficial owners as shares as to which they may disclaim any beneficial interest. The shares set forth above also include as to each director the number of shares listed below, which represent shares the individual has the right to acquire pursuant to presently exercisable options:

   Name of Individual                                           Number of Shares
   ------------------                                           ----------------
   Frank Agliano...............................................      10,000
   Joseph V. Chillura..........................................      59,850
   Velma-Jean Kato.............................................       8,200
   Alfred T. Rogers............................................      59,850

(b) Includes 44,000 shares held jointly with his spouse.

(c) Includes 58,605 shares held jointly with his spouse.

(d) Consists of shares held by a limited partnership, as to which shares he has voting and dispositive powers.

(e) Includes 40,050 held jointly with her spouse and 1,000 shares held by her mother.

(f) Consists of 23,331 shares held by Diana Llaneza and 715,981 shares held by a partnership, as to which Diana and Frank Llaneza share voting and dispositive powers.

(g) Consists of 35,500 shares held jointly with his spouse and 11,820 shares owned by his company, as to which shares he has voting and dispositive powers.

(h) Includes 130,892 shares held by his revocable trust.

                        ADJOURNMENT OF SPECIAL MEETING

   Approval of the Agreement by Manufacturers shareholders requires the affirmative vote of at least a majority of the outstanding shares of Manufacturers Common Stock. In the event there are an insufficient number of shares of Manufacturers Common Stock present in person or by proxy at the Special Meeting to approve the Agreement, Manufacturers' Board of Directors intends to adjourn the Special Meeting to a later date provided a majority of the shares present and voting on the motion have voted in favor of such adjournment. The place and date to which the Special Meeting would be adjourned would be announced at the Special Meeting. Proxies voted against the Agreement and abstentions will not be voted to adjourn the special Meeting. Abstentions and broker non-votes will not be voted on this matter but will not count as "no" votes. However, an abstention or a broker non-vote has the same effect as a "no" vote. If it is necessary to adjourn the Special Meeting and the adjournment is for a period of not more than 30 days from the original date of the Special Meeting, no notice of the time and place of the adjourned meeting need be given the shareholders, other than an announcement made at the Special Meeting.

   The effect of any such adjournment would be to permit Manufacturers to solicit additional proxies for approval of the Agreement. Such an adjournment would not invalidate any proxies previously filed as long as the record date for the adjourned meeting remained the same, including proxies filed by shareholders voting against the Agreement.

                                 OTHER MATTERS

   The Board of Directors of Manufacturers is not aware of any business to come before the Special Meeting other than those matters described above in this Prospectus. If, however, any other matters not now known should properly come before the Special Meeting, the proxy holders named in the accompanying proxy will vote such proxy on such matters as determined by a majority of the Board of Directors of Manufacturers.

             DATE FOR SUBMISSION OF BANCGROUP STOCKHOLDER PROPOSALS

   In order to be eligible for inclusion in BancGroup's proxy solicitation materials for its 2002 annual meeting of stockholders, any stockholder proposal to take action at such meeting must be received at BancGroup's main office at One Commerce Street, Post Office Box 1108, Montgomery, Alabama 36101, no later than 120 calendar days in advance of the date of March 16, 2002 (November 16, 2001), for inclusion in the proxy or information statement relating to the 2002 annual meeting.

                                 LEGAL MATTERS

   Certain legal matters regarding the shares of BancGroup Common Stock of BancGroup offered hereby are being passed upon by the law firm of Miller, Hamilton, Snider & Odom, L.L.C., Mobile, Alabama, of which John C. H. Miller, Jr., a director of BancGroup, is a partner. Such firm received fees for legal services performed in 2000 of $1,416,321. John C. H. Miller, Jr. beneficially owns 83,810 shares of BancGroup Common Stock. Mr. Miller also received employee-related compensation from BancGroup in 2000 of $41,000. Mr. Miller is also an officer of Pilot Group, a firm that provides consulting services to BancGroup. BancGroup paid Pilot Group approximately $33,000 in fees during 2000. Certain legal matters relating to the Merger are being passed upon for Manufacturers by the law firm of Smith Mackinnon, P.A., Orlando, Florida.

                                    EXPERTS

   The consolidated financial statements of BancGroup incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

   Dowell & Perez, P.A. serves as the independent accountants for Manufacturers. Manufacturers' consolidated financial statements as of December 31, 2000 and 1999 and for each of the three years ended December 31, 2000 are included in this Prospectus in reliance upon the report of such firm, and are given on the authority of that firm as experts in accounting and auditing. It is not expected that a representative of such firm will be present at the Special Meeting.

   PLEASE SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ACCOMPANYING ENVELOPE AS PROMPTLY AS POSSIBLE. YOU MAY REVOKE THE PROXY BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF MANUFACTURERS PRIOR TO THE SPECIAL MEETING, BY EXECUTING A LATER DATED PROXY AND DELIVERING IT TO THE PRESIDENT OF MANUFACTURERS PRIOR TO THE SPECIAL MEETING OR BY ATTENDING THE SPECIAL MEETING VOTING IN PERSON.

                      WHERE YOU CAN FIND MORE INFORMATION

   BancGroup files reports, proxy statements, and other information with the SEC. You can read and copy these reports, proxy statements, and other information concerning us at the SEC's Public Reference Room at 450 Fifth Street, N. W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. You can review BancGroup's electronically filed reports, proxy and information statements on the SEC's Internet site at http://www.sec.gov. BancGroup's common stock is quoted on the New York Stock Exchange under the symbol "CNB". These reports, proxy statements and other information are also available for inspection at the offices of the New York Stock Exchange, 20 Broad Street, New York City, New York 10005.

   BancGroup has filed a registration statement on Form S-4 with the SEC covering the common stock. This Proxy Statement/Prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about BancGroup and its common stock you should refer to the registration statement and its exhibits. You can obtain the full registration statement from the SEC as indicated above.

   The SEC allows BancGroup to "incorporate by reference" the information it files with the SEC. This permits BancGroup to disclose important information to you by referring to these filed documents. The information incorporated by reference is an important part of this Proxy Statement/Prospectus, and information that BancGroup files later with the SEC will automatically update and supersede this information. BancGroup incorporates by reference:

  .  its Annual Report on Form 10-K for the year ended December 31, 2000,

  . its Quarterly Reports on Form 10-Q for the periods ended March 31, 2001 and June 30, 2001,

  . its description of the current management and Board of Directors contained in BancGroup's Proxy Statement for its 2001 Annual Meeting,

  . a description of its common stock, $2.50 par value per share, contained in BancGroup's Registration Statement on Form 8-A, filed with the SEC on November 22, 1994 and effective February 22, 1995, and

  . any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) under the Securities Exchange Act of 1934 after the date of this Proxy Statement/Prospectus and prior to the Special Meeting, or, in the case of exercise of stock options that are being assumed by BancGroup, prior to the exercise of such options.

   You may request a copy of these filings at no cost by writing or telephoning BancGroup at the following address:

                          Office of the Senior Counsel
                          The Colonial BancGroup, Inc.
                           Colonial Financial Center
                              One Commerce Street
                                  Fifth Floor
                           Montgomery, Alabama 36104
                                 (334) 240-5000

   You should rely only on the information incorporated by reference or provided in this Proxy Statement/Prospectus. BancGroup has not authorized anyone else to provide you with different information. BancGroup is not making an offer of the common stock in any state where the offer is not permitted. You should not assume that the information in this Proxy Statement/Prospectus is accurate as of any date other than the date on the front of this Proxy Statement/Prospectus.

                         MANUFACTURERS BANCSHARES, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           Page
                                                                           ----
Audited Consolidated Financial Statements
REPORT OF INDEPENDENT ACCOUNTANTS.........................................  F-2
 Consolidated Statements of Financial Condition...........................  F-3
 Consolidated Statements of Income........................................  F-4
 Consolidated Statement of Changes in Shareholders' Equity................  F-5
 Consolidated Statements of Cash Flows....................................  F-6
 Notes to Consolidated Financial Statements...............................  F-7

Unaudited Consolidated Condensed Financial Statements
 Unaudited Consolidated Statements of Financial Condition, June 30, 2001
  and 2000................................................................ F-21
 Unaudited Consolidated Statements of Income for the Six Months Ended June
  30, 2001 and 2000....................................................... F-22
 Unaudited Consolidated Statements of Cash Flows for the Six Months Ended
  June 30, 2001 and 2000.................................................. F-23
 Notes to Unaudited Consolidated Financial Statements for the Six Months
  Ended June 30, 2001 and 2000............................................ F-24

                       REPORT OF INDEPENDENT ACCOUNTANTS

March 10, 2001

To the Board of Directors and Shareholders of Manufacturers Bancshares, Inc.

   In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Manufacturers Bancshares, Inc. and its subsidiaries (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of each of the three years in the period ended December 31, 2000 in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ Dowell & Perez, P.A.

Certified Public Accountants

Tampa, Florida

                         MANUFACTURERS BANCSHARES, INC.

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                           December 31,
                                                     -------------------------
                                                         2000         1999
                                                     ------------ ------------
ASSETS
Cash and due from banks............................. $  4,364,553 $ 13,414,647
Federal funds sold..................................    8,483,954    8,422,768
Securities available-for-sale.......................   18,178,496   18,875,912
Securities held-to-maturity.........................    2,637,866    2,571,800
Other investments...................................    2,219,500    1,000,760
Loans, net of allowance for loan losses of
 $2,889,448 and $3,033,525, respectively............  223,317,580  187,953,863
Property and equipment, net.........................    7,512,565    6,476,491
Interest receivable.................................    1,598,753    1,315,196
Other assets........................................    2,587,226    2,239,153
Deferred income taxes...............................    1,108,235    1,453,674
                                                     ------------ ------------
                                                     $272,008,728 $243,724,264
                                                     ============ ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits..................................... $ 35,666,256 $ 39,471,538
NOW deposits........................................   24,244,005   23,385,027
Money market deposits...............................   27,820,732   27,652,838
Savings deposits....................................   10,437,599   12,042,589
Time deposits (under $100,000)......................   41,957,251   43,737,678
Time deposits ($100,000 and over)...................   72,667,856   58,529,205
                                                     ------------ ------------
    Total deposits..................................  212,793,699  204,818,875
Accrued interest payable............................      474,902      287,837
Accounts payable and accrued expenses...............      262,562      251,725
Short-term borrowings...............................    9,229,898      420,162
Long-term debt......................................    1,000,000
Federal Home Loan Bank Borrowings...................   27,000,000   19,000,000
                                                     ------------ ------------
    Total liabilities...............................  250,761,061  224,778,599
                                                     ------------ ------------
Commitments and contingencies

Shareholders' equity:
  Company obligated mandatorily redeemable capital
   securities of trust subsidiary...................    3,000,000    2,500,000
  Common stock, $.01 par value; 10,000,000 shares
   authorized; 2,500,033 and 2,486,686 issued.......       25,000       24,867
  Additional paid-in capital........................    8,614,713    8,539,777
  Retained earnings.................................    9,529,927    8,088,033
  Accumulated other comprehensive income (loss).....       78,027     (207,012)
                                                     ------------ ------------
    Total shareholders' equity......................   21,247,667   18,945,665
                                                     ------------ ------------
                                                     $272,008,728 $243,724,264
                                                     ============ ============

  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                             For the years ended December 31,
                                            -----------------------------------
                                               2000        1999        1998
                                            ----------- ----------- -----------
Interest income from earning assets:
  Loans.................................... $17,962,452 $13,602,103 $10,075,673
  Investment securities....................   1,444,147     941,012     335,819
  Federal funds sold.......................     936,339     666,916   1,398,602
                                            ----------- ----------- -----------
    Total interest income..................  20,342,938  15,210,031  11,810,094
                                            ----------- ----------- -----------
Interest expense on deposits:
  NOW......................................     704,325     539,443     239,963
  Money market.............................   1,021,138     724,858     658,718
  Savings..................................     228,721     295,303     307,235
  Time.....................................   5,612,923   3,998,552   3,613,830
  Other interest expense...................   2,029,948     927,428     500,752
                                            ----------- ----------- -----------
    Total interest expense.................   9,597,055   6,485,584   5,320,498
                                            ----------- ----------- -----------
    Net interest income....................  10,745,883   8,724,447   6,489,596
Provision for loan losses..................      95,000     470,000   1,166,000
                                            ----------- ----------- -----------
    Net interest income after provision for
     loan losses...........................  10,650,883   8,254,447   5,323,596
                                            ----------- ----------- -----------
Noninterest income:
  Service charges on deposit accounts......     938,676     815,112     662,983
  Gain on transfer of financial asset......     330,000         --          --
  Gain on sale of ORE......................         --          --      359,485
  Gain on sale of land and building........         --          --      100,765
  Other income.............................     280,889     438,284     168,370
                                            ----------- ----------- -----------
    Total noninterest income...............   1,549,565   1,253,396   1,291,603
                                            ----------- ----------- -----------
Noninterest expenses:
  Personnel expense........................   3,875,505   3,025,327   2,151,991
  Occupancy expense........................   1,487,297   1,289,663     912,215
  Other operating expense..................   2,369,121   2,061,175   1,619,237
                                            ----------- ----------- -----------
    Total noninterest expense..............   7,731,923   6,376,165   4,683,443
                                            ----------- ----------- -----------
Income before income taxes.................   4,468,525   3,131,678   1,931,756
Income tax expense.........................   1,823,681   1,166,655     737,247
                                            ----------- ----------- -----------
Net income................................. $ 2,644,844 $ 1,965,023 $ 1,194,509
                                            =========== =========== ===========
Earnings per share
  Basic.................................... $      1.06 $      0.81 $      0.50
                                            =========== =========== ===========
  Diluted.................................. $      0.96 $      0.72 $      0.44
                                            =========== =========== ===========

 The accompanying Notes to Unaudited Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

           CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
              For the years ended Decmber 31, 2000, 1999 and 1998

                         Mandatorily                                        Accumulated
                         redeemable               Additional                   other         Total
                           capital                  paid-      Retained    comprehensive shareholders'
                         securities  Common stock in capital   earnings    (loss) income    equity
                         ----------- ------------ ----------  -----------  ------------- -------------
Balance, December 31,
 1997................... $      --     $24,020    $7,348,430  $ 5,177,528    $     --     $12,549,978
Comprehensive income:
  Net income............                                        1,194,509                   1,194,509
                                                                                          -----------
    Total comprehensive
     income.............                                                                    1,194,509
                         ----------    -------    ----------  -----------    ---------    -----------
Balance, December 31,
 1998...................        --      24,020     7,348,430    6,372,037          --      13,744,487

Comprehensive income:
  Net income............                                        1,965,023                   1,965,023
  Change in net
   unrealized gain
   (loss) securities
   available for sale...                                                      (207,012)      (207,012)
                                                                                          -----------
    Total comprehensive
     income.............                                                                    1,758,011
                                                                                          -----------
Shares issued for bank
 acquisition............                   847     1,191,347                                1,192,194
Proceeds from sale of
 mandatorily redeemable
 capital securities.....  2,500,000                                                         2,500,000
Dividends paid..........                                         (249,027)                   (249,027)
                         ----------    -------    ----------  -----------    ---------    -----------
Balance, December 31,
 1999...................  2,500,000     24,867     8,539,777    8,088,033     (207,012)    18,945,665
Comprehensive income:
  Net income............                                        2,644,844                   2,644,844
  Change in net
   unrealized gain
   (loss) securities
   available for sale...                                                       285,039        285,039
                                                                                          -----------
    Total comprehensive
     income.............                                                                    2,929,883
                                                                                          -----------
Shares issued to
 preferred
 shareholders...........                   150       149,850                                  150,000
Shares issued for stock
 options................                   133       106,867                                  107,000
Cancellation of shares
 held in escrow from
 bank acquisition.......                  (150)     (181,781)                                (181,931)
Proceeds from sale of
 mandatorily redeemable
 capital securities.....    500,000                                                           500,000
Dividends paid..........                                       (1,202,950)                 (1,202,950)
                         ----------    -------    ----------  -----------    ---------    -----------
Balance, December 31,
 2000................... $3,000,000    $25,000    $8,614,713  $ 9,529,927    $  78,027    $21,247,667
                         ==========    =======    ==========  ===========    =========    ===========


  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                        For the years ended December 31,
                                     ----------------------------------------
                                         2000          1999          1998
                                     ------------  ------------  ------------
Cash flows from operating
 activities:
  Interest received................. $ 20,059,381  $ 14,809,952  $ 11,738,217
  Noninterest income received.......    1,549,565     1,253,396       831,353
  Interest paid.....................   (9,409,990)   (6,383,318)   (5,337,811)
  Salaries and benefits paid........   (3,875,505)   (3,025,327)   (2,151,991)
  Other operating expenditures......   (3,013,404)   (4,649,296)   (2,382,813)
  Taxes paid........................   (1,823,681)   (1,166,655)     (737,247)
                                     ------------  ------------  ------------
    Net cash provided by operating
     activities.....................    3,486,366       838,752     1,959,708
                                     ------------  ------------  ------------
Cash flows from investing
 activities:
  (Increase) decrease in investment
   securities.......................     (302,351)        7,681   (10,736,311)
  Increase in loans.................  (35,458,717)  (44,060,902)  (35,969,765)
  Proceeds from sale of land and
   building.........................          --            --        887,910
  Proceeds from sale or ORE.........          --            --        660,120
  Capital expenditures..............   (1,870,885)     (821,202)   (2,036,506)
                                     ------------  ------------  ------------
    Net cash used by investing
     activities.....................  (37,631,953)  (44,874,423)  (47,194,552)
                                     ------------  ------------  ------------
Cash flows from financing
 activities:
  Increase (decrease) in deposits:
    Demand deposits.................   (3,805,282)    5,164,433     3,978,817
    NOW deposits....................      858,978     8,865,346     9,191,547
    Money market deposits...........      167,894     7,832,972     6,073,650
    Savings deposits................   (1,604,990)   (1,302,244)      919,385
    Time deposits...................   12,358,224    14,619,238    (5,114,477)
  Increase (decrease) in short-term
   borrowings.......................    8,809,736    (1,578,859)       11,030
  Proceeds from long term debt......    1,000,000           --            --
  Increase in Federal Home Loan Bank
   borrowings.......................    8,000,000    10,000,000     9,000,000
  Proceeds from sale of stock.......      575,069     2,500,000           --
  Proceeds from bank acquisition....                  2,667,415           --
  Dividends paid....................   (1,202,950)     (249,027)          --
                                     ------------  ------------  ------------
    Net cash provided by financing
     activities.....................   25,156,679    48,519,274    24,059,952
                                     ------------  ------------  ------------
Net (decrease) increase in cash and
 cash equivalents...................   (8,988,908)    4,483,603   (21,174,892)
Cash and cash equivalents at
 beginning of year..................   21,837,415    17,353,812    38,528,704
                                     ------------  ------------  ------------
Cash and cash equivalents at end of
 year............................... $ 12,848,507  $ 21,837,415  $ 17,353,812
                                     ============  ============  ============

  The accompanying Notes to Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Note 1--Description of business and summary of significant accounting policies:

   Manufacturers Bancshares, Inc. ( the "Company") is a Florida bank holding company formed January 5, 1999. During 1999, the Company and Manufacturers Bank of Florida (the "Bank") entered into an Agreement and Plan of Reorganization whereby the Bank became a wholly-owned subsidiary of the Company. Under the Plan of Reorganization, all of the outstanding shares of the Bank were converted on a one-for-one basis into outstanding shares of common stock of the Company.

   The Company owns 100% of the outstanding common stock of the Bank and 100% of the outstanding common stock of MBI Business Trust (the "Trust"), a statutory business trust formed under the laws of the State of Delaware.

   The Bank commenced operations on February 3, 1986 and is regulated by the Florida Department of Banking and Finance and the Federal Deposit Insurance Corporation. The Trust was formed pursuant to a trust agreement dated December 10, 1999 and exists for the sole purpose of issuing certain trust securities as more fully described in Note 9. The Company is regulated by the Federal Reserve Board of Governors.

Basis of presentation and consolidation

   The accompanying financial statements include the consolidated accounts of Manufacturers Bancshares, Inc. and its wholly-owned subsidiaries (the "Company"). All significant intercompany balances and transactions have been eliminated in consolidation. Financial statements as of and for the year ended December 31, 1998 reflect only the accounts of the Bank.

Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant changes in the near term relate to the determination of the allowance for loan losses and the valuation of deferred tax assets.

Significant group concentration of credit risk

   Most of the Company's activities are with customers in the Tampa area. Notes 2 and 3 summarize the investing and lending activities of the Company. The Company does not have any significant concentrations to any one industry or customer.

Cash and cash equivalents

   For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold, which are invested primarily overnight.

Interest bearing deposits in banks

   Interest-bearing deposits in banks mature within one year are carried at cost and included with other investments.

                         MANUFACTURERS BANCSHARES, INC.

Securities

   Debt securities that management has the positive intent and ability to hold to maturity are classified as "held to maturity" and recorded at amortized cost. Securities not classified as held to maturity are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income.

   Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

   Other investments at December 31, 2000 include the Company's investment in stock of the Independent Bankers Bank and the Federal Home Loan Bank. This stock is carried at cost since the stock is not readily marketable.

Loans

   Loans are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

   The accrual of interest on loans is discontinued (nonaccrual status) at the time a loan is 90 days delinquent as to payment of principal or interest unless the loan is well-secured and in the process of collection. In all cases, loans are placed on nonaccrual or charged off at an earlier date if collection of principal or interest is considered doubtful.

   All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for loan losses

   The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

   The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

   The allowance for loan losses includes specific valuation allowances for any loan that is considered impaired. A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of scheduled principal and interest payments when due.

                         MANUFACTURERS BANCSHARES, INC.

Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed.

   Specific valuation allowances for impaired loans are computed on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Credit related financial instruments

   In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivative financial instruments

   As part of the Company's asset/liability management, the Company has started to use interest rate swaps to hedge various exposures or to modify interest rate characteristics of various balance sheet accounts. Changes in the fair value of interest rate swaps designated as hedging instruments are recognized as either net income or other comprehensive income depending on the type of swap.

Foreclosed assets

   Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenues and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets at December 31, 2000 of $50,202 consisted solely of other real estate owned. There were no foreclosed assets at December 31, 1999.

Banking premises and equipment

   Land is carried at cost. Building and equipment are carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful life of the assets.

Transfers of financial assets

   Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Income taxes

   Deferred income tax assets and liabilities are determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives

                         MANUFACTURERS BANCSHARES, INC.

recognition to changes in tax rates and laws. Deferred tax assets are also recognized for the expected future tax benefit of available net operating loss carryforwards. The change in the net deferred tax asset or liability from the beginning to the end of the year is recognized as a component of income tax expense. A valuation allowance is recorded for any net deferred tax asset if, based on available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Stock compensation plans

   The Company has elected to account for its stock options under the intrinsic value based method. Under this method, compensation cost is the excess, if any, of the quoted market price of the stock at the grant date over the amount an employee must pay to acquire the stock. Stock options issued by the Company have no intrinsic value at the date of grant and no compensation cost has been recognized in the accompanying financial statements.

Earnings per share

   Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method. Weighted-average shares outstanding used to compute basic earnings per share for the years ended December 31, 2000, 1999 and 1998 were 2,500,681, 2,438,138 and 2,401,984, respectively. Weighted-average shares outstanding used to compute diluted earnings per share for the years ended December 31, 2000, 1999 and 1998 were 2,756,731, 2,731,588 and 2,695,434, respectively.

Comprehensive income

   Comprehensive income includes net income plus unrealized gains and losses on available-for-sale securities and is presented in the statement of changes in shareholders' equity. Accumulated other income or loss consists solely of the net unrealized gain or loss on available-for-sale securities and is presented as a separate component of equity in the consolidated balance sheet.

Note 2--Securities:

   The amortized cost and aggregate fair value of securities as of December 31, 2000 consist of the following:

                                                 December 31, 2000
                                       ---------------------------------------
                                                     Unrealized
                                        Amortized  --------------   Aggregate
                                          Cost      Gain    Loss   Fair Value
                                       ----------- ------- ------  -----------
Available-for-sale securities
  Federal agency...................... $16,080,863 $72,355 $( -- ) $16,153,218
  Mortgage-backed.....................   1,644,395   2,359     ( )   1,646,754
  Corporate...........................     375,211   3,313     ( )     378,524
                                       ----------- ------- ------  -----------
                                       $18,100,469 $78,027 $( -- ) $18,178,496
                                       =========== ======= ======  ===========
Held-to-maturity securities Federal
 agency...............................
  Federal agency...................... $ 2,637,866 $35,342 $( -- ) $ 2,673,208
                                       =========== ======= ======  ===========

                         MANUFACTURERS BANCSHARES, INC.

   The amortized cost and aggregate fair value of securities as of December 31, 1999 consist of the following:

                                                  December 31, 1999
                                       ----------------------------------------
                                                     Unrealized
                                        Amortized  ---------------   Aggregate
                                          Cost     Gain    Loss     Fair Value
                                       ----------- ----- ---------  -----------
Available-for-sale securities
  Federal agency...................... $16,568,244 $ --  $(177,873) $16,390,371
  Mortgage-backed.....................   2,139,469         (24,210)   2,115,259
  Corporate...........................     375,211          (4,929)     370,282
                                       ----------- ----- ---------  -----------
                                       $19,082,924 $ --  $(207,012) $18,875,912
                                       =========== ===== =========  ===========
Held-to-maturity securities:
 Federal agency....................... $ 2,571,800 $ --  $ (21,550) $ 2,550,250
                                       =========== ===== =========  ===========

   The amortized cost and aggregate fair value of available-for-sale securities at December 31, 2000, by contractual maturity, are shown below:

                                                         Amortized   Aggregate
                                                           Cost     Fair Value
                                                        ----------- -----------
   Within one year..................................... $ 8,248,221 $ 8,235,442
   Due after one year through five years...............   7,915,508   8,039,670
   Due after five years through ten years..............   1,960,000   1,966,241
   Due after ten years.................................     970,211     963,597
                                                        ----------- -----------
   Mortgage-backed securities..........................   1,644,395   1,646,754
                                                        ----------- -----------
                                                        $20,738,335 $20,851,704
                                                        =========== ===========

   Other investments at December 31, 2000 consist of stock of the Federal Home Loan Bank and Independent Bankers Bank of $2,069,500 and $50,000, respectively and a $100,000 interest bearing bank deposit. Other investments at December 31, 1999 consist of Federal Home Loan Bank stock of $950,000 and Independent Bankers Bank stock of $50,760.

   The Company did not sell any securities during the years ended December 31, 2000, 1999 and 1998. Securities in the amount of $5,952,000 and $6,750,000 were pledged as security for certain borrowed funds held by the Company at December 31, 2000 and 1999, respectively.

Note 3--Loans and allowance for loan losses:

                                                            December 31,
                                                      -------------------------
                                                          2000         1999
                                                      ------------ ------------
   Commercial........................................ $ 43,149,651 $ 44,966,302
   Mortgage..........................................  175,999,666  136,426,408
   Consumer..........................................    6,615,348    9,038,314
   Credit card and other loans.......................      747,895      788,238
                                                      ------------ ------------
                                                       226,512,560  191,219,262
     Less: Allowance for loan losses.................    2,889,448    3,033,525
     Net deferred loan fees..........................      305,532      231,874
                                                      ------------ ------------
                                                      $223,317,580 $187,953,863
                                                      ============ ============

                         MANUFACTURERS BANCSHARES, INC.

   Activity in the allowance for loan loss account was as follows:

                                                      December 31,
                                            -----------------------------------
                                               2000        1999         1998
                                            ----------  -----------  ----------
Beginning balance.........................  $3,033,525  $ 1,517,012  $  939,536
Allowance recorded in connection with the
 Company's acquisition of Partners Bank of
 Florida..................................                2,035,360
Provision for loan losses.................      95,000      470,000   1,166,000
Charge-offs...............................    (461,077)  (1,077,479)   (778,432)
Recoveries................................     222,000       88,632     189,908
                                            ----------  -----------  ----------
                                            $2,889,448  $ 3,033,525  $1,517,012
                                            ==========  ===========  ==========

   Nonaccrual loans at December 31, 2000, 1999 and 1998 were $794,306, $304,341 and $88,047, respectively. Impaired loans at December 31, 2000 and 1999 were $333,460 and $672,032, respectively. There were no significant loans that the Company considered impaired as of December 31, 1998.

   The allowance for loan losses at December 31, 2000 and 1999 includes valuation allowances related to impaired loans of $166,730 and $356,369, respectively. There were no impaired loans at December 31, 2000 and 1999 that did not have a valuation allowance. Interest income recognized on impaired loans during 2000 and 1999 was approximately $13,000 and $65,000, respectively.

Note 4--Banking premises and equipment:

                                                              December 31,
                                               Estimated  ---------------------
                                              useful life    2000       1999
                                              ----------- ---------- ----------
Land.........................................         --  $1,177,545 $1,177,545
Bank premises................................    39 years  1,956,601    948,192
Furniture, fixtures and equipment............   5-7 years  4,033,573  3,701,480
Leasehold improvements....................... 10-20 years  3,260,588  2,982,540
                                                          ---------- ----------
                                                          10,428,307  8,809,757
  Less--accumulated depreciation.............              2,915,742  2,333,266
                                                          ---------- ----------
                                                          $7,512,565 $6,476,491
                                                          ========== ==========

   Depreciation expense for the years ended December 31, 2000, 1999 and 1998 was $834,811, $678,080 and 360,945, respectively.

   The Company leases premises under various operating leases. These leases contain provisions for the pass through of operating expenses from the lessor. Minimum future rental payments for these leases, excluding sales tax, over the remaining noncancelable terms are summarized below:

     2001............................................................ $  450,418
     2002............................................................    451,618
     2003............................................................    452,818
     2004............................................................    426,401
     2005............................................................    344,751
     Thereafter......................................................  4,068,377
                                                                      ----------
                                                                      $6,194,383
                                                                      ==========

   Lease expense for the years ended December 31, 2000, 1999 and 1998 was $381,680, $442,728 and $372,970, respectively.

                         MANUFACTURERS BANCSHARES, INC.

Note 5--Deposits:

   Deposits at December 31, 2000 include brokered deposits of $12,000,000. Brokered deposits mature between 30 days and one year and pay interest at various rates ranging from 6.5% to 6.85%. There were no brokered deposits at December 31, 1999.

   At December 31, 2000, the scheduled maturities of certificates of deposits are as follows:

     2001.......................................................... $ 88,730,875
     2002..........................................................   25,183,529
     2003..........................................................      484,675
     2004..........................................................      105,627
     2005..........................................................      120,401
                                                                    ------------
                                                                    $114,625,107
                                                                    ============

Note 6--Short-term borrowings:

   Short-term borrowings consist of a line of credit with a financial institution, securities sold under agreements to repurchase and sweep agreements.

   The demand line of credit is for $500,000 and is secured by all shares of the Company's subsidiary, Manufacturers Bank of Florida and cross defaulted with a mortgage loan on the Company's downtown branch (see Note 8). Interest on the line of credit is payable at LIBOR plus 1.5% and is adjusted quarterly. The amount outstanding on the line of credit at December 31, 2000 and 1999 was $470,000 and $225,000, respectively.

   Securities sold under agreements to repurchase represent borrowings of the Company secured by investment securities and generally mature within one to four days. Customers earn a specific rate of interest, payable daily (.5% to 1.5 % under the federal funds rate) for the duration of the transaction, not the interest rate of the underlying security. Securities sold under agreements to repurchase at December 31, 2000 and 1999 were $1,085,901 and zero, respectively.

   The Company also has sweep agreements with certain bank customers that allows the Company to borrow funds on a daily basis from the customers' deposit accounts. Rates paid on sweep agreements are similar to those paid on repurchase agreements. Sweep agreements are not secured by securities of the Company. Amounts outstanding under sweep agreements at December 31, 2000 and 1999 were $7,673,997 and $195,162, respectively.

Note 7--Federal Home Loan Bank borrowings:

   The Federal Home Loan Bank has advanced funds to the Company under various lending agreements that provided credit availability to the Company of up to $43.3 million at December 31, 2000. These advances are secured by a blanket lien on all of the Company's single family residential mortgage loans and specific liens on certain other real estate mortgage loans assigned by the Company to the Federal Home Loan Bank. Interest on these borrowings is fixed at various rates based on the date the funds were advanced and range from 4.9% to 6.58%. Total borrowings with the Federal Home Loan Bank at December 31, 2000 were $27,000,000 and mature as follows:

     2003........................................................... $ 5,670,000
     2005...........................................................  11,330,000
     2009...........................................................   5,000,000
     2010...........................................................   5,000,000
                                                                     -----------
                                                                     $27,000,000
                                                                     ===========

                         MANUFACTURERS BANCSHARES, INC.

Note 8--Long-term debt:

   Long-term debt of the Company consists solely of a $1,000,000 promissory note secured by the Company's downtown branch location. Loan proceeds were used to purchase the location from a corporation owned by two directors of the Company. The note is interest only for one year beginning June 16, 2000. Principal and interest payments of $25,744 are due quarterly thereafter with a final balloon payment of $720,508 due at maturity on June 16, 2011. Interest on the note is payable at LIBOR plus 1.5% and is adjusted quarterly. The real property noted above also secures the Company's line of credit with the same financial institution (See Note 6).

Note 9--Trust preferred securities:

   During 1999, the Company issued 250 shares of variable rate cumulative trust preferred securities (the "preferred securities") through its wholly-owned subsidiary MBI Business Trust (the "Trust"). The preferred securities were issued pursuant to a trust agreement dated December 10, 1999 and were sold at a price of $10,000 per share. The Company sold additional shares of preferred securities during 2000 also at $10,000 per share. The Trust exists solely for the purpose of issuing the preferred securities.

   Proceeds from the sale of the preferred securities are invested in an equivalent amount of junior subordinated debentures (the "debentures") of the parent company only, Manufactures Bancshares, Inc. The preferred securities represent an undivided beneficial interest in the assets of the Trust which consist solely of the debentures and the interest earned on those debentures plus proceeds from the sale of 20,000 shares of common securities sold by the Trust to the parent company. The debentures are unsecured and rank subordinate and junior in terms of right of payment to all future debt of the Company.

   Distributions on each preferred security are payable at the annual rate of 8.75% through March 31, 2000 and LIBOR plus 2.5% after March 31, 2000. Distributions may be deferred if the parent company elects to defer payments due on the debentures. The parent company has the right under the indenture agreement to defer payments for a period not exceeding 20 consecutive quarters. Unpaid cumulative distributions to which preferred security holders are entitled accumulate additional distributions at the then current distribution rate. Distributions paid by the Company through the Trust on preferred securities during 2000 were $255,185

   The ability of the Trust to pay distributions is entirely dependent upon the parent company making payments on the debentures. Interest payments for 2000 paid to the Trust by the parent company were $255,185. The ability of the parent company to pay interest on the debentures is primarily dependent on the payment of dividends by the Bank to the parent company.

   The preferred securities are subject to mandatory redemption on December 10, 2029, the stated maturity date of the debentures, or earlier upon repayment of the debentures by the parent company. The parent company may elect to repay the debentures prior to their maturity on or after December 10, 2004 or sooner in the event of a change-in-control of the Company or certain other events as set forth in the indenture agreement.

                         MANUFACTURERS BANCSHARES, INC.

Note 10--Income taxes:

   The income tax provisions for the years ended December 31, 2000, 1999 and 1998 are as follows:

                                                         December 31,
                                                -------------------------------
                                                   2000       1999      1998
                                                ---------- ---------- ---------
   Current:
     Federal................................... $1,264,778 $  854,099 $ 837,124
     State.....................................    213,464     97,018    87,112
                                                ---------- ---------- ---------
                                                 1,478,242    951,117   924,236
                                                ---------- ---------- ---------
   Deferred
     Federal...................................    297,340    185,527  (160,953)
     State.....................................     48,099     30,011   (26,036)
                                                ---------- ---------- ---------
                                                   345,439    215,538  (186,989)
                                                ---------- ---------- ---------
                                                $1,823,681 $1,166,655 $ 737,247
                                                ========== ========== =========

   Deferred tax expense represents the change in the Company's net deferred tax asset from the beginning to the end of each year. Deferred tax assets relate primarily to the loan loss provision recognized in the financial statements in excess of the amounts deductible in the Bank's tax returns. Deferred tax liabilities result primarily to tax deductions for depreciation greater than book expense.

   As of December 31, 2000, the Company had a net operating loss carryforward for tax reporting purposes of $3,966,231 as a result of the Company's acquisition of Partners Bank of Florida in 1999. The net operating loss carryforward expires in the years 2001 to 2014 and is subject to an annual limitation on the amount available to offset taxable income in any year as a result of the change in ownership. The annual loss carryforward available to offset taxable income of the Company is approximately $122,000.

Note 11--Off-balance sheet activities:

 Credit-related financial instruments

   In the normal course of business, the Company is party to credit related financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

   The Company's exposure to credit loss is represented by the contract amount of these instruments. The Company follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

   At December 31, 2000 and 1999, the following financial instruments were outstanding whose contract amounts represent credit risk:

                                                        Contractual Amount
                                                      -----------------------
                                                         2000        1999
                                                      ----------- -----------
   Commitments to grant loans and unfunded
    commitments under lines of credit................ $39,447,302 $33,086,868
   Commercial and standby letters of credit..........   2,839,579   1,958,718

                         MANUFACTURERS BANCSHARES, INC.

   Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitment for equity lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements.

   Unfunded commitments under commercial lines-of-credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines-of-credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Company is committed.

   Commercial and standby letters-of-credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those letters-of-credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters-of-credit is essentially the same as that involved in lending loan facilities to customers.

Derivative financial instruments

   The Company has begun to use interest rate swaps to manage its interest rate risk. Interest rate swaps are contracts in which a series of interest rate flows in a single currency are exchanged over a prescribed period. The notional amount on which the interest payments are based is not exchanged. Most interest rate swaps involve the exchange of fixed and floating interest payments. As of December 31, 2000, the Company was not party to any contractual interest rate swaps although the Company did effectively create an interest rate swap through a loan participation more fully described at Note 19. Subsequent to year end, the Company entered into a swap agreement with a financial institution for a notional amount of $6,250,000. The swap hedges the Company's exposure to the floating rate interest payments on the loan participation noted above.

Note 12--Legal contingencies:

   Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's consolidated financial statements.

Note 13--Minimum regulatory capital requirements:

   The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective actions are not applicable to bank holding companies.

   Quantitative measures established by regulation to ensure capital adequacy require the Corporation and the Bank to maintain minimum amounts and ratios (set forth in the table below) of Leverage capital to average assets, Tier I capital to risk weighted assets, and Tier I plus Tier II capital (for total risk based capital) to risk weighted assets. Management believes that as of December 31, 2000 the Bank meets all capital adequacy requirements to which it is subject.

                         MANUFACTURERS BANCSHARES, INC.

   Regulatory capital amounts and related ratios for the Company and the Bank at December 31, 2000 are as follows:

                                                      Tier I        Total
                                       Leverage     Risk-Based    Risk-Based
                                       Capital       Capital       Capital
                                     ------------  ------------  ------------
As of December 31, 2000
Regulatory capital
  Company........................... $ 19,955,000  $ 19,955,000  $ 22,723,000
  Bank..............................   20,074,000    20,074,000    22,824,000
Regulatory assets
 Average total assets
  Company...........................  265,590,000
  Bank..............................  263,198,000
 Net Risk Weighted assets
  Company...........................                221,300,000   221,300,000
  Bank..............................                219,903,000   219,903,000
Capital ratios:
  Company...........................         7.51%         9.02%        10.27%
  Bank..............................         7.63%         9.13%        10.38%
Federal minimum.....................         4.00%         4.00%         8.00%
Well-capitalized (applies to banks
 only)..............................         5.00%         6.00%        10.00%

Note 14--Stock options:

   During 1998, the Company's Board of Directors approved the 1998 Stock Options Plan (the "Plan") for certain directors, officers and employees of the Company whereby 300,000 shares of the Company's common stock were made available through qualified incentive stock options and non-qualified stock options. The Plan specifies that the exercise price per share of common stock under each option shall not be less than the fair market value of the common stock on the date of grant, except for qualified options granted to individuals who own more than 10% of the Company's outstanding common stock. For qualified stock options granted to holders of more than 10% of the Company's common stock, the exercise price shall not be less than 110% of the fair market value of the common stock on the date of grant.

   There were 256,950, 293,450 and 293,450 stock options issued and outstanding at December 31, 2000, 1999 and 1998, respectively. Option shares exercised during 2000 were 13,375. Option shares cancelled during 2000 as a result of termination were 23,125. There were no options exercised or cancelled during 1999. Option shares issued vest over a five year period from the date of grant at an exercise price of $7 or $8 per share.

Note 15--Related parties:

   The Company makes loans and lines of credit in accordance with its normal lending policies to certain officers and directors of the Company. At December 31, 2000 and 1999, the total amount of these borrowings outstanding was $1,037,202 and $1,654,461 respectively.

   The company leases certain office space from corporations owned by certain of its directors. Lease expense for 2000, 1999 and 1998 paid to these corporations was $338,850, $413,387 and $372,970, respectively.

   During 2000, the Company purchased the downtown branch location for $1,000,000 from a corporation owned by two directors of the Company. During 1998, the Company sold certain land and bank premises to a corporation owned by several directors. The land and building was sold for $900,000 resulting in net proceeds to the Company of $887,910 and a related gain of $100,765.

                         MANUFACTURERS BANCSHARES, INC.

Note 16--Regulatory restrictions:

   Banking regulations limit the amount of dividends that may be paid. The Company cannot pay dividends in any one year that exceed the sum of net income for that year plus net income after dividends for the two preceding years without prior approval of the state and federal banking authorities. The Company also cannot declare a dividend at any time if net operating results for the current year and the two preceding years combined is a loss or would cause the capital accounts of the Company to fall below the minimum amounts required by state and federal banking laws and regulations.

Note 17--Fair value of financial instruments:

   The Company is required to disclose the fair value of all significant assets and liabilities that represent a contractual obligation to pay or receive cash from another entity or individual.

   For cash and due from banks and federal funds sold, carrying value is considered a reasonable estimate of fair value. For securities reported at Note 2, fair value is based on quoted market prices or quoted market prices for similar securities. For loans, fair value is based on the interest rate earned by the Company over the term of the loan versus market rates and market terms for similar loans charged by other banks. Interest rates earned by the Company approximate market rates and as such, carrying amounts for loans do not differ significantly from fair value.

   For demand, NOW, money market and savings deposits and for securities sold under repurchase agreements, carrying value is considered a reasonable estimate of fair value. For time deposits, fair value is based on the interest rate charged by the Company over the term of the deposit versus market rates and market terms for time deposits charged by other banks. Interest rates charged by the Company approximate market rates and as such, carrying amounts for time deposits do not differ significantly from fair value.

Note 18--Acquisition of Partners Bank of Florida:

   During 1999, the Company acquired the stock of Partners Bank of Florida in exchange for cash of $1.18 million and 84,702 shares of the Company's common stock. During 2000, 15,028 of the original shares issued in connection with the acquisition that were held in escrow under the terms of the purchase agreement were disbursed back to the Company and cancelled. Cancellation of these escrow shares served as reimbursement to the Company for costs incurred to resolve certain contingent liabilities that resulted from the acquisition.

   The acquisition was recorded under the purchase method of accounting. Goodwill of approximately $314,000 has been recorded in connection with the acquisition and is being amortized over 15 years.

Note 19--Gain on transfer of financial asset:

   During 2000, the Company transferred a portion of its interest in a $6,000,000 fixed rate loan to another financial institution (the "transferee"). The Company continues to service the loan and also continues to receive the note's fixed rate interest payments. In connection with the transfer, the Company agreed to pay the transferee a floating rate of interest effectively creating an interest rate swap. The transfer was accounted for as a sale as the Company surrendered control of the loan and as a result recognized a gain on the transfer of $330,000. The gain represents the fair value of the proceeds received in the transfer, including the estimated fair value of the interest rate swap, in excess of the carrying amount of the loan. The estimated value of the swap of $300,000 is included in other assets.

                         MANUFACTURERS BANCSHARES, INC.

Note 20--Reconciliation of net income to net cash provided by operating activities:

                                                    December 31,
                                          -----------------------------------
                                             2000        1999         1998
                                          ----------  -----------  ----------
Net income............................... $2,644,844  $ 1,965,023  $1,194,509
Adjustments to reconcile net cash
 provided by operating activities:
  Provision for loan losses..............     95,000      470,000   1,166,000
  Depreciation...........................    834,811      678,080     360,945
  Gain on sale of Other Real Estate......                            (359,485)
  Gain on sale of land and building......                            (100,765)
  Increase in interest receivable........   (283,557)    (400,079)    (71,877)
  Increase in other assets...............   (348,073)  (1,272,242)   (111,754)
  Decrease (increase) in deferred taxes..    345,439      215,538    (186,989)
  Increase (decrease) in interest
   payable...............................    187,065       48,556     (17,313)
  Increase (decrease) in accounts payable
   and accrued expenses..................     10,837     (866,124)     86,437
                                          ----------  -----------  ----------
                                          $3,486,366  $   838,752  $1,959,708
                                          ==========  ===========  ==========

Note 21--Parent Company Statements

   Manufacturers Banchshares, Inc. is a Florida bank holding company formed January 5, 1999. Below are condensed financial statements for the holding company since inception:

                                                             December 31,
                                                        -----------------------
                                                           2000        1999
                                                        ----------- -----------
Condensed Balance Sheets:
Assets:
  Cash................................................. $    25,745 $     2,385
  Commercial loans.....................................     375,000
  Investment in bank subsidiary........................  21,366,347  19,168,280
  Investment in non-bank subsidiary....................     200,000     200,000
  Premises and equipment, net..........................     982,283
  Other assets.........................................       2,376
                                                        ----------- -----------
    Total Assets....................................... $22,951,751 $19,370,665
                                                        =========== ===========
Liabilities and Shareholders' Equity
Liabilities:
  Line of credit....................................... $   470,000 $   225,000
  Due to subsidiary....................................     200,000     200,000
  Long-term debt.......................................   1,000,000
  Other liabilities....................................      34,084
                                                        ----------- -----------
                                                          1,704,084     425,000
Shareholders' equity...................................  21,247,667  18,945,665
                                                        ----------- -----------
    Total Liabilities and Shareholders' Equity......... $22,951,751 $19,370,665
                                                        =========== ===========

                         MANUFACTURERS BANCSHARES, INC.

                                                            December 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
Condensed Statements of Income:
  Cash dividends from bank subsidiary.................. $1,217,282  $  348,669
  Rental income........................................     67,912
  Expenses.............................................   (309,526)    (86,282)
                                                        ----------  ----------
  Income before equity in undistributed net income of
   subsidiaries........................................    975,668     262,387
  Equity in undistributed net income of Subsidiaries...  1,669,176   1,702,636
                                                        ----------  ----------
      Net Income....................................... $2,644,844  $1,965,023
                                                        ==========  ==========
                                                            December 31,
                                                        ----------------------
                                                           2000        1999
                                                        ----------  ----------
Condensed Statements of Cash Flows:
  Cash Flows from Operating Activities:
    Dividends from bank subsidiary..................... $1,217,282  $  348,669
    Rental income......................................     67,912
    Operating expenditures.............................   (256,371)    (86,282)
                                                        ----------  ----------
      Net cash provided by operating activities........  1,028,823     262,387
                                                        ----------  ----------
Cash Flows from Investing Activities:
  Capital investment in bank subsidiary................   (425,783) (2,700,000)
  Increase in loans....................................   (375,000)
  Capital expenditures................................. (1,003,730)
                                                        ----------  ----------
      Net cash used by investing activities............ (1,804,513) (2,700,000)
                                                        ----------  ----------
Cash Flows from Financing Activities:
  Proceeds from sale of trust preferred securities.....    500,000   2,500,000
  Proceeds from line of credit.........................    245,000     225,000
  Proceeds from mortgage...............................  1,000,000
  Cash used in bank acquisition........................                (35,975)
  Proceeds from issuance of common stock...............    257,000
  Dividends paid....................................... (1,202,950)   (249,027)
                                                        ----------  ----------
      Net cash provided by financing activities........    799,050   2,439,998
                                                        ----------  ----------
Net increase in cash...................................     23,360       2,385
Cash and cash equivalents, beginning of year...........      2,385
                                                        ----------  ----------
Cash and cash equivalents, end of year................. $   25,745  $    2,385
                                                        ==========  ==========

                         MANUFACTURERS BANCSHARES, INC.

            UNAUDITED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                             June 30,
                                                     -------------------------
                                                         2001         2000
                                                     ------------ ------------
ASSETS
Cash and due from banks............................. $ 11,870,400 $ 10,485,076
Federal funds sold..................................    7,596,318   12,820,255
Securities available-for-sale.......................   18,953,198   17,370,318
Securities held-to-maturity.........................      499,205    3,325,654
Other investments...................................    2,219,500    2,219,500
Loans, net of allowance for loan losses of
 $2,936,219 and $3,058,279, respectively............  241,266,554  195,351,374
Property and equipment, net.........................    7,108,629    7,737,392
Interest receivable.................................    1,468,802    1,358,664
Other assets........................................    2,595,049    2,212,726
Deferred income taxes...............................    1,187,515    1,372,088
                                                     ------------ ------------
                                                     $294,765,170 $254,253,047
                                                     ============ ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Demand deposits..................................... $ 28,796,700 $ 33,516,322
NOW deposits........................................   25,258,169   26,451,750
Money market deposits...............................   33,601,026   23,046,948
Savings deposits....................................   10,414,934   11,452,973
Time deposits (under $100,000)......................   45,645,738   39,892,639
Time deposits ($100,000 and over)...................   71,188,730   61,350,029
                                                     ------------ ------------
    Total deposits..................................  214,905,297  195,710,661
Accrued interest payable............................      466,025      268,495
Accounts payable and accrued expenses...............       74,021      195,514
Short-term borrowings...............................   14,441,406   12,507,742
Long-term debt......................................    1,000,000    1,000,000
Federal Home Loan Bank Borrowings...................   40,450,000   24,000,000
                                                     ------------ ------------
    Total liabilities...............................  271,336,749  233,682,412
                                                     ------------ ------------
Commitments and contingencies

Shareholders' equity:
  Company obligated mandatorily redeemable capital
   securities of trust subsidiary...................    3,000,000    3,000,000
  Common stock, $.01 par value; 10,000,000 shares
   authorized; 2,596,190 and 2,512,240 issued.......       25,962       25,122
  Additional paid-in capital........................    9,801,957    8,805,801
  Retained earnings.................................   10,406,721    8,961,319
  Accumulated other comprehensive income (loss).....      193,781     (221,607)
                                                     ------------ ------------
    Total shareholders' equity......................   23,428,421   20,570,635
                                                     ------------ ------------
                                                     $294,765,170 $254,253,047
                                                     ============ ============

 The accompanying Notes to Unaudited Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

                  UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

                                                           For the six months
                                                             ended June 30,
                                                         ----------------------
                                                            2001        2000
                                                         ----------- ----------
Interest income from earning assets:
  Loans................................................. $10,088,766 $8,465,143
  Investment securities.................................     762,004    691,064
  Federal funds sold....................................     360,100    576,343
                                                         ----------- ----------
    Total interest income...............................  11,210,870  9,732,550
                                                         ----------- ----------
Interest expense on deposits:
  NOW...................................................     275,706    350,224
  Money market..........................................     480,192    518,540
  Savings...............................................      70,519    120,642
  Time..................................................   3,230,356  2,601,320
  Other interest expense................................   1,251,124    870,778
                                                         ----------- ----------
    Total interest expense..............................   5,307,897  4,461,504
                                                         ----------- ----------
    Net interest income.................................   5,902,973  5,271,046
Provision for loan losses...............................      45,000     70,000
                                                         ----------- ----------
    Net interest income after provision for loan
     losses.............................................   5,857,973  5,201,046
                                                         ----------- ----------
Noninterest income:
  Service charges on deposit accounts...................     476,922    485,015
  Other income..........................................     250,631    265,660
                                                         ----------- ----------
    Total noninterest income............................     727,553    750,675
                                                         ----------- ----------
Noninterest expenses:
  Personnel expense.....................................   2,547,431  1,843,815
  Occupancy expense.....................................     735,268    736,148
  Other operating expense...............................   1,207,365  1,213,590
                                                         ----------- ----------
    Total noninterest expense...........................   4,490,064  3,793,553
                                                         ----------- ----------
Income before income taxes..............................   2,095,462  2,158,168
Income tax expense......................................     776,921    904,052
                                                         ----------- ----------
Net income.............................................. $ 1,318,541 $1,254,116
                                                         =========== ==========
Earnings per share
  Basic................................................. $      0.52 $     0.50
                                                         =========== ==========
  Diluted............................................... $      0.49 $     0.45
                                                         =========== ==========

 The accompanying Notes to Unaudited Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

                UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                           For the six months ended June 30,
                                           -----------------------------------
                                                 2001               2000
                                           -----------------  ----------------
Cash flows from operating activities:
  Interest received....................... $      11,340,821  $      9,689,082
  Noninterest income received.............           727,553           750,675
  Interest paid...........................        (5,316,774)       (4,480,846)
  Salaries and benefits paid..............        (2,547,431)       (1,843,815)
  Other operating expenditures............        (1,804,654)       (1,497,584)
  Taxes paid..............................          (776,921)         (904,052)
                                           -----------------  ----------------
    Net cash provided by operating
     activities...........................         1,622,594         1,713,460
                                           -----------------  ----------------
Cash flows from investing activities:
  Decrease (increase) in investment
   securities.............................         1,479,713          (481,595)
  Increase in loans.......................       (17,993,974)       (7,467,511)
  Capital expenditures....................            (9,687)       (1,661,253)
                                           -----------------  ----------------
    Net cash used by investing
     activities...........................       (16,523,948)       (9,610,359)
                                           -----------------  ----------------
Cash flows from financing activities:
  Increase (decrease) in deposits:
    Demand deposits.......................        (6,869,556)       (5,955,216)
    NOW deposits..........................         1,014,164         3,066,723
    Money market deposits.................         5,780,294        (4,605,890)
    Savings deposits......................           (22,665)         (589,616)
    Time deposits.........................         2,209,361        (1,024,215)
  Increase in short-term borrowings.......         5,211,508        12,087,580
  Proceeds from long term debt............               --          1,000,000
  Increase in Federal Home Loan Bank
   borrowings.............................        13,450,000         5,000,000
  Proceeds from sale of stock.............         1,188,206           766,279
  Dividends paid..........................          (441,747)         (380,830)
                                           -----------------  ----------------
    Net cash provided by financing
     activities...........................        21,519,565         9,364,815
                                           -----------------  ----------------
Net increase in cash and cash
 equivalents..............................         6,618,211         1,467,916
Cash and cash equivalents at beginning of
 year.....................................        12,848,507        21,837,415
                                           -----------------  ----------------
Cash and cash equivalents at end of
 period................................... $      19,466,718  $     23,305,331
                                           =================  ================

 The accompanying Notes to Unaudited Financial Statements are an integral part of these financial statements.

                         MANUFACTURERS BANCSHARES, INC.

              NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                    Six Months Ended June 30, 2001 and 2000

1. BASIS OF PRESENTATION

   The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with the instructions for interim financial statements and do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2000 and 1999. In the opinion of the Company, the financial statements reflect all adjustments which are of a normal recurring nature and which are necessary to present fairly the financial position of the Company as of June 30, 2001 and the results of operations for the six months ended June 30, 2001 and 2000, and cash flows for the six months ended June 30, 2001 and 2000. The results of operations for the six months ended June 30, 2001 are not necessarily indicative of the results which may be expected for the entire fiscal year.

2. RECENT ACCOUNTING PRONOUNCEMENTS

   In September 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities on the balance sheet and measures those instruments at fair value. This statement could increase volatility in earnings and other comprehensive income. In June of 1999, SFAS No. 133 was amended by SFAS No. 137, which delays the effective date of implementation until fiscal years beginning after June 15, 2000. In June of 2000, SFAS No. 133 was amended by SFAS 138, which addresses issues related to implementation difficulties. These pronouncements did not have a material impact on its financial position or results of operations.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                                 by and between

                          THE COLONIAL BANCGROUP, INC.

                                      and

                         MANUFACTURERS BANCSHARES, INC.

                                  dated as of

                                 June 18, 2001

                               TABLE OF CONTENTS

Caption                                                                   Page
-------                                                                   ----
ARTICLE 1--NAME
  1.1 Name...............................................................  A-1
ARTICLE 2--MERGER--TERMS AND CONDITIONS
  2.1 Applicable Law.....................................................  A-1
  2.2 Corporate Existence................................................  A-1
  2.3 Articles of Incorporation and Bylaws...............................  A-2
  2.4 Resulting Corporation's Officers and Board.........................  A-2
  2.5 Stockholder Approval...............................................  A-2
  2.6 Further Acts.......................................................  A-2
  2.7 Effective Date and Closing.........................................  A-2
  2.8 Subsidiary Bank Merger.............................................  A-2
ARTICLE 3--CONVERSION OF ACQUIRED CORPORATION STOCK
  3.1 Conversion of Acquired Corporation Stock...........................  A-2
  3.2 Surrender of Acquired Corporation Stock............................  A-3
  3.3 Fractional Shares..................................................  A-4
  3.4 Adjustments........................................................  A-4
  3.5 BancGroup Stock....................................................  A-4
  3.6 Dissenting Rights..................................................  A-4
ARTICLE 4--REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP
  4.1 Organization.......................................................  A-4
  4.2 Capital Stock......................................................  A-4
  4.3 Financial Statements; Taxes........................................  A-5
  4.4 No Conflict with Other Instrument..................................  A-5
  4.5 Absence of Material Adverse Change.................................  A-6
  4.6 Approval of Agreement..............................................  A-6
  4.7 Tax Treatment......................................................  A-6
  4.8 Title and Related Matters..........................................  A-6
  4.9 Subsidiaries.......................................................  A-6
  4.10 Contracts.........................................................  A-6
  4.11 Litigation........................................................  A-6
  4.12 Compliance........................................................  A-7
  4.13 Registration Statement............................................  A-7
  4.14 SEC Filings.......................................................  A-7
  4.15 Form S-4..........................................................  A-7
  4.16 Brokers...........................................................  A-7
  4.17 Government Authorization..........................................  A-8
  4.18 Absence of Regulatory Communications..............................  A-8
  4.19 Disclosure........................................................  A-8
ARTICLE 5--REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED
 CORPORATION
  5.1 Organization.......................................................  A-8
  5.2 Capital Stock......................................................  A-8
  5.3 Subsidiaries.......................................................  A-8
  5.4 Financial Statements; Taxes........................................  A-9
  5.5 Absence of Certain Changes or Events............................... A-10
  5.6 Title and Related Matters.......................................... A-11
  5.7 Commitments........................................................ A-11
  5.8 Charter and Bylaws................................................. A-11
  5.9 Litigation......................................................... A-11

Caption                                                                     Page
-------                                                                     ----
  5.10 Material Contract Defaults.......................................... A-12
  5.11 No Conflict with Other Instrument................................... A-12
  5.12 Governmental Authorization.......................................... A-12
  5.13 Absence of Regulatory Communications................................ A-12
  5.14 Absence of Material Adverse Change.................................. A-12
  5.15 Insurance........................................................... A-12
  5.16 Pension and Employee Benefit Plans.................................. A-12
  5.17 Buy-Sell Agreements................................................. A-13
  5.18 Brokers............................................................. A-13
  5.19 Approval of Agreements.............................................. A-13
  5.20 Disclosure.......................................................... A-13
  5.21 Registration Statement.............................................. A-13
  5.22 Loans; Adequacy of Allowance for Loan Losses........................ A-13
  5.23 Environmental Matters............................................... A-14
  5.24 Transfer of Shares.................................................. A-14
  5.25 Collective Bargaining............................................... A-14
  5.26 Labor Disputes...................................................... A-14
  5.27 Derivative Contracts................................................ A-14
  5.28 Non-Terminable Contracts and Severance Agreements................... A-15
ARTICLE 6--ADDITIONAL COVENANTS
  6.1 Additional Covenants of BancGroup.................................... A-15
  6.2 Additional Covenants of Acquired Corporation......................... A-17
ARTICLE 7--MUTUAL COVENANTS AND AGREEMENTS
  7.1 Best Efforts; Cooperation............................................ A-20
  7.2 Press Release........................................................ A-20
  7.3 Mutual Disclosure.................................................... A-21
  7.4 Access to Properties and Records..................................... A-21
  7.5 Notice of Adverse Changes............................................ A-21
ARTICLE 8--CONDITIONS TO OBLIGATIONS OF ALL PARTIES
  8.1 Approval by Shareholders............................................. A-21
  8.2 Regulatory Authority Approval........................................ A-21
  8.3 Litigation........................................................... A-22
  8.4 Registration Statement............................................... A-22
  8.5 Tax Opinion.......................................................... A-22
ARTICLE 9--CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION
  9.1 Representations, Warranties and Covenants............................ A-22
  9.2 Adverse Changes...................................................... A-23
  9.3 Closing Certificate.................................................. A-23
  9.4 Opinion of Counsel................................................... A-23
  9.5 NYSE Listing......................................................... A-23
  9.6 Other Matters........................................................ A-23
  9.7 Material Events...................................................... A-23
  9.8 Fairness Opinion..................................................... A-24
ARTICLE 10--CONDITIONS TO OBLIGATIONS OF BANCGROUP
  10.1 Representations, Warranties and Covenants........................... A-24
  10.2 Adverse Changes..................................................... A-24
  10.3 Closing Certificate................................................. A-24
  10.4 Opinion of Counsel.................................................. A-25
  10.5 Controlling Shareholders............................................ A-25
  10.6 Other Matters....................................................... A-25
  10.7 Dissenters.......................................................... A-25

Caption                                                                     Page
-------                                                                     ----
  10.8 Material Events..................................................... A-25
  10.9 Pooling of Interest................................................. A-25
  10.10 Non Compete Agreements............................................. A-25
  10.11 Amendments to Leases............................................... A-25
ARTICLE 11--TERMINATION OF REPRESENTATIONS AND WARRANTIES.................. A-25
ARTICLE 12--NOTICES........................................................ A-26
ARTICLE 13--AMENDMENT OR TERMINATION
  13.1 Amendment........................................................... A-26
  13.2 Termination......................................................... A-26
  13.3 Damages............................................................. A-27
ARTICLE 14--DEFINITIONS.................................................... A-27
ARTICLE 15--MISCELLANEOUS
  15.1 Expenses............................................................ A-33
  15.2 Benefit and Assignment.............................................. A-33
  15.3 Governing Law....................................................... A-33
  15.4 Counterparts........................................................ A-33
  15.5 Headings............................................................ A-33
  15.6 Severability........................................................ A-33
  15.7 Construction........................................................ A-34
  15.8 Return of Information............................................... A-34
  15.9 Equitable Remedies.................................................. A-34
  15.10 Attorneys' Fees.................................................... A-34
  15.11 No Waiver.......................................................... A-34
  15.12 Remedies Cumulative................................................ A-34
  15.13 Entire Contract.................................................... A-34
APPENDIX B.................................................................  B-1
APPENDIX C.................................................................  C-1

                          AGREEMENT AND PLAN OF MERGER

   THIS AGREEMENT AND PLAN OF MERGER is made and entered into as of this the 18th day of June 2001, by and between MANUFACTURERS BANCSHARES, INC. ("Acquired Corporation"), a Florida corporation, and THE COLONIAL BANCGROUP, INC. ("BancGroup"), a Delaware corporation.

                                   WITNESSETH

   WHEREAS, Acquired Corporation operates as a bank holding company for its wholly owned subsidiary, Manufacturers Bank of Florida (the "Bank"), with its principal office in Tampa, Florida; and

   WHEREAS, BancGroup is a bank holding company with a Subsidiary bank, Colonial Bank, operating in Alabama, Florida, Georgia, Nevada, Tennessee and Texas; and

   WHEREAS, Acquired Corporation wishes to merge with BancGroup; and

   WHEREAS, it is the intention of BancGroup and Acquired Corporation that such Merger shall qualify for federal income tax purposes as a "reorganization" within the meaning of section 368(a) of the Code, as defined herein;

   NOW, THEREFORE, in consideration of the mutual covenants contained herein, the Parties hereto agree as follows:

                                   ARTICLE 1

                                      NAME

   1.1 Name. The name of the corporation resulting from the Merger shall be "The Colonial BancGroup, Inc."

                                   ARTICLE 2

                          MERGER--TERMS AND CONDITIONS

   2.1 Applicable Law. On the Effective Date, Acquired Corporation shall be merged with and into BancGroup (herein referred to as the "Resulting Corporation" whenever reference is made to it as of the time of merger or thereafter). The Merger shall be undertaken pursuant to the provisions of and with the effect provided in the DGCL and, to the extent applicable, the FBCA. The offices and facilities of Acquired Corporation and of BancGroup shall become the offices and facilities of the Resulting Corporation.

   2.2 Corporate Existence. On the Effective Date, the corporate existence of Acquired Corporation and of BancGroup shall, as provided in the DGCL and the FBCA, be merged into and continued in the Resulting Corporation, and the Resulting Corporation shall be deemed to be the same corporation as Acquired Corporation and BancGroup. All rights, franchises and interests of Acquired Corporation and BancGroup, respectively, in and to every type of property (real, personal and mixed) and choses in action shall be transferred to and vested in the Resulting Corporation by virtue of the Merger without any deed or other transfer. The Resulting Corporation on the Effective Date, and without any order or other action on the part of any court or otherwise, shall hold and enjoy all rights of property, franchises and interests, including appointments, designations and nominations and all other rights and interests as trustee, executor, administrator, transfer agent and registrar of stocks and bonds, guardian of estates, assignee, and receiver and in every other fiduciary capacity and in every agency, and capacity, in the same manner and to the same extent as such rights, franchises and interests were held or enjoyed by Acquired Corporation and BancGroup, respectively, on the Effective Date.

   2.3 Articles of Incorporation and Bylaws. On the Effective Date, the certificate of incorporation and bylaws of the Resulting Corporation shall be the restated certificate of incorporation and bylaws of BancGroup as they exist immediately before the Effective Date.

   2.4 Resulting Corporation's Officers and Board. The board of directors and the officers of the Resulting Corporation on the Effective Date shall consist of those persons serving in such capacities of BancGroup as of the Effective Date.

   2.5 Stockholder Approval. This Agreement shall be submitted to the shareholders of Acquired Corporation at the Stockholders' Meeting to be held as promptly as practicable consistent with the satisfaction of the conditions set forth in this Agreement. Upon approval by the requisite vote of the shareholders of Acquired Corporation as required by applicable Law, the Merger shall become effective as soon as practicable thereafter in the manner provided in section 2.7 hereof.

   2.6 Further Acts. If, at any time after the Effective Date, the Resulting Corporation shall consider or be advised that any further assignments or assurances in law or any other acts are necessary or desirable (i) to vest, perfect, confirm or record, in the Resulting Corporation, title to and possession of any property or right of Acquired Corporation or BancGroup, acquired as a result of the Merger, or (ii) otherwise to carry out the purposes of the Merger and this Agreement, BancGroup and its officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all acts necessary or proper to vest, perfect or confirm title to, and possession of, such property or rights in the Resulting Corporation and otherwise to carry out the purposes of this Agreement; and the proper officers and directors of the Resulting Corporation are fully authorized in the name of Acquired Corporation or BancGroup, or otherwise, to take any and all such action.

   2.7 Effective Date and Closing. Subject to the terms of all requirements of Law and the conditions specified in this Agreement, the Merger shall become effective on the date specified in the Certificate of Merger to be issued by the Secretary of State of the State of Delaware (such time being herein called the "Effective Date"). Assuming all other conditions stated in this Agreement have been or will be satisfied as of the Closing, the Closing shall take place at the offices of BancGroup, in Montgomery, Alabama, at 5:00 p.m. on a date specified by BancGroup that shall be as soon as reasonably practicable after the later to occur of the Stockholder Meeting or all required regulatory approvals under Section 8.2, or at such other place and time that the Parties may mutually agree.

   2.8 Subsidiary Bank Merger. BancGroup and Acquired Corporation anticipate that on or after the Effective Date the Bank will merge with and into Colonial Bank, BancGroup's Subsidiary bank. The exact timing and structure of the Bank Merger have not been finalized at this time, and BancGroup in its discretion will finalize such timing and structure at a later date. Acquired Corporation will cooperate with BancGroup in consummating with the Bank Merger, including the calling of any special meetings of the board of directors of the Bank and the filing of any regulatory applications.

                                   ARTICLE 3

                    CONVERSION OF ACQUIRED CORPORATION STOCK

   3.1 Conversion of Acquired Corporation Stock.

   (a) On the Effective Date, each share of common stock, par value $0.01, of Acquired Corporation outstanding and held of record by Acquired Corporation's shareholders (the "Acquired Corporation Stock"), shall be converted by operation of law and without any action by any holder thereof into shares of BancGroup Common Stock. Specifically, each outstanding share of Acquired Corporation Stock shall (subject to section 3.3 hereof), be converted into 1.60 shares of BancGroup Common Stock, provided that the Market Value for BancGroup is not less than $11.50 per share nor greater than $13.50 per share. If the Market Value is less than $11.50, then each share of Acquired Corporation Stock outstanding at the Effective Date shall be converted into the number of shares of BancGroup Common Stock that shall equal $18.40 divided by the market value of BancGroup Common Stock. If the Market Value is greater than $13.50, then each share of Acquired Corporation Stock shall be converted into such number of shares of BancGroup Common Stock that shall equal $21.60 divided by the market value of BancGroup Common Stock. The Market Value shall be the average of the closing prices of the BancGroup Common Stock as reported by the NYSE on each of the ten trading days ending on the trading day five trading days immediately preceding the Effective Date. The appropriate ratio that is used to calculate the Merger Consideration based upon the market value as set forth above is referred to as the "Exchange Ratio". However, if there shall be announced between the date of this Agreement and the Effective Date (i) by any Person that such Person is or has commenced a tender or exchange offer to acquire in excess of 50% of the outstanding shares of BancGroup Common Stock, or (ii) by BancGroup that it has entered into a letter of intent or an agreement for the acquisition of BancGroup by another Person or that BancGroup shall be merged with a Person in a transaction in which BancGroup is not the surviving corporation, or a transaction in which BancGroup's current shareholders would own less than 50% of the resulting corporation, then each outstanding share of Acquired Corporation Stock shall be converted into 1.60 shares of BancGroup Common Stock without reference to the Market Value of BancGroup Common Stock.

   (b) (i) On the Effective Date, BancGroup shall assume all Acquired Corporation Options outstanding, and each such option shall cease to represent a right to acquire Acquired Corporation common stock and shall, instead, represent the right to acquire BancGroup Common Stock on substantially the same terms applicable to the Acquired Corporation Options except as specified below in this section. The number of shares of BancGroup Common Stock to be issued pursuant to such options shall equal the number of shares of Acquired Corporation common stock subject to such Acquired Corporation Options multiplied by the Exchange Ratio, provided that no fractions of shares of BancGroup Common Stock shall be issued and the number of shares of BancGroup Common Stock to be issued upon the exercise of Acquired Corporation Options, if a fractional share exists, shall equal the number of whole shares obtained by rounding to the nearest whole number, giving account to such fraction, or by paying for such fraction in cash, based upon the Market Value. The exercise price for the acquisition of BancGroup Common Stock shall be the exercise price for each share of Acquired Corporation common stock subject to such options divided by the Exchange Ratio, adjusted appropriately for any rounding to whole shares that may be done. It is intended that the assumption by BancGroup of the Acquired Corporation Options shall be undertaken in a manner that will not constitute a "modification" as defined in Section 424 of the Code as to any stock option which is an "incentive stock option." Schedule 3.1(b) hereto sets forth the names of all persons holding Acquired Corporation Options, the number of shares of Acquired Corporation common stock subject to such options, the exercise price and the expiration date of such options.

     (ii) BancGroup shall file at its expense a registration statement with the SEC on Form S-8 or such other appropriate form (including the Form S-4 to be filed in connection with the Merger) with respect to the shares of BancGroup Common Stock to be issued pursuant to such options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding. Such shares shall also be registered or qualified for sale under the securities laws of any state in which registration or qualification is necessary.

   3.2 Surrender of Acquired Corporation Stock. After the Effective Date, each holder of an outstanding certificate or certificates which prior thereto represented shares of Acquired Corporation Stock who is entitled to receive BancGroup Common Stock shall be entitled, upon surrender to BancGroup of their certificate or certificates representing shares of Acquired Corporation Stock (or an affidavit or affirmation by such holder of the loss, theft, or destruction of such certificate or certificates in such form as BancGroup may reasonably require and, if BancGroup reasonably requires, a bond of indemnity in form and amount, and issued by such sureties, as BancGroup may reasonably require), to receive in exchange therefor a certificate or certificates representing the number of whole shares of BancGroup Common Stock into and for which the shares of Acquired Corporation Stock so surrendered shall have been converted, such certificates to be of such denominations and registered in such names as such holder may reasonably request. Until so surrendered and exchanged, each such outstanding certificate which, prior to the Effective Date, represented shares of Acquired Corporation Stock and which is to be converted into BancGroup Common Stock shall for all purposes evidence ownership of the BancGroup Common Stock into and for which such shares shall have been so converted, except that no dividends or other distributions with respect to such BancGroup Common Stock shall be made until the certificates previously representing shares of Acquired Corporation Stock shall have been properly tendered.

   3.3 Fractional Shares. No fractional shares of BancGroup Common Stock shall be issued, and each holder of shares of Acquired Corporation Stock having a fractional interest arising upon the conversion of such shares into shares of BancGroup Common Stock shall, at the time of surrender of the certificates previously representing Acquired Corporation Stock, be paid by BancGroup an amount in cash equal to the Market Value of such fractional share.

   3.4 Adjustments. In the event that prior to the Effective Date BancGroup Common Stock shall be changed into a different number of shares or a different class of shares by reason of any recapitalization or reclassification, stock dividend, combination, stock split, or reverse stock split of the BancGroup Common Stock, an appropriate and proportionate adjustment shall be made in the number of shares of BancGroup Common Stock into which the Acquired Corporation Stock shall be converted as well as the maximum and minimum Market Value amounts set forth in this Agreement.

   3.5 BancGroup Stock. The shares of Common Stock of BancGroup issued and outstanding immediately before the Effective Date shall continue to be issued and outstanding shares of the Resulting Corporation.

   3.6 Dissenting Rights. Any shareholder of Acquired Corporation who shall not have voted in favor of this Agreement and who has complied with the applicable procedures set forth in the FBCA, relating to rights of dissenting shareholders, shall be entitled to receive payment for the fair value of his Acquired Corporation Stock. If after the Effective Date a dissenting shareholder of Acquired Corporation fails to perfect, or effectively withdraws or loses his right to appraisal and payment for his shares of Acquired Corporation Stock, BancGroup shall issue and deliver the consideration to which such holder of shares of Acquired Corporation Stock is entitled under Section
3.1 (without interest) upon surrender by such holder of the certificate or certificates representing shares of Acquired Corporation Stock held by him or her.

                                   ARTICLE 4

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF BANCGROUP

   BancGroup represents, warrants and covenants to and with Acquired Corporation as follows:

   4.1 Organization. BancGroup is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. BancGroup has the necessary corporate powers to carry on its business as presently conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually or in the aggregate, have a Material Adverse Effect.

   4.2 Capital Stock.

   (a) The authorized capital stock of BancGroup consists of (A) 200,000,000 shares of Common Stock, $2.50 par value per share, of which as of April 30, 2001, 110,676,810 shares were validly issued and outstanding, fully paid and nonassessable and are not subject to preemptive rights (not counting additional shares subject to issue pursuant to stock option and other plans and convertible debentures), and (B) 1,000,000 shares of Preference Stock, $2.50 par value per share, none of which are issued and outstanding. The shares of

BancGroup Common Stock to be issued in the Merger are duly authorized and, when so issued, will be validly issued and outstanding, fully paid and nonassessable, will have been registered under the 1933 Act, and will have been registered or qualified under the securities laws of all jurisdictions in which such registration or qualification is required, based upon information provided by Acquired Corporation.

   (b) The authorized capital stock of each Subsidiary of BancGroup is validly issued and outstanding, fully paid and nonassessable, and each Subsidiary is wholly owned, directly or indirectly, by BancGroup.

   4.3 Financial Statements; Taxes. (a) BancGroup has delivered to Acquired Corporation copies of the following financial statements of BancGroup:

     (i) Consolidated balance sheets as of December 31, 1999, December 31, 2000, and March 31, 2001;

     (ii) Consolidated statements of operations for each of the three years ended December 31, 1998, 1999 and 2000, and for the three months ended March 31, 2001;

     (iii) Consolidated statements of cash flows for each of the three years ended December 31, 1998, 1999 and 2000, and for the three months ended March 31, 2001; and

     (iv) Consolidated statements of changes in shareholders' equity for the three years ended December 31, 1998, 1999 and 2000, and for the three months ended March 31, 2001.

All such financial statements are in all material respects in accordance with the books and records of BancGroup and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated unless otherwise stated, all as more particularly set forth in the notes to such statements. Each of the consolidated balance sheets presents fairly as of its date the consolidated financial condition of BancGroup and its Subsidiaries. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), BancGroup did not have, as of the dates of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of consolidated income, shareholders' equity and changes in consolidated financial position present fairly the results of operations and changes in financial position of BancGroup and its Subsidiaries for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of BancGroup for the three months ended March 31, 2001, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

   (b) All Tax returns required to be filed by or on behalf of BancGroup have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 4.3(a) are, to the Knowledge of BancGroup, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign or other Taxes (including any interest or penalties) of BancGroup accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which BancGroup may at such dates have been liable in its own right or as transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of BancGroup, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liabilities of any sort have been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of BancGroup. BancGroup has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation).

   4.4 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in a breach of or constitute a Default (without regard to the giving of notice or the passage of time) under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which BancGroup or any of its Subsidiaries is a party or by which they or their Assets may be bound; will not conflict with any provision of the restated certificate of incorporation or bylaws of BancGroup or the articles of incorporation or bylaws of any of its Subsidiaries; and will not violate any provision of any Law, regulation, judgment or decree binding on them or any of their Assets.

   4.5 Absence of Material Adverse Change. Since the date of the most recent balance sheet provided under section 4.3(a)(i) above, there have been no events, changes or occurrences which have had or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on BancGroup.

   4.6 Approval of Agreement. The board of directors of BancGroup has, or will have prior to the Effective Date, approved this Agreement and the transactions contemplated by it and has, or will have prior to the Effective Date, authorized the execution and delivery by BancGroup of this Agreement. This Agreement constitutes the legal, valid and binding obligation of BancGroup, enforceable against it in accordance with its terms. Approval of this Agreement by the stockholders of BancGroup is not required by applicable Law. Subject to the matters referred to in section 8.2, BancGroup has full power, authority and legal right to enter into this Agreement and to consummate the transactions contemplated by this Agreement. BancGroup has no Knowledge of any fact or circumstance under which the appropriate regulatory approvals required by section 8.2 will not be granted without the imposition of material conditions or material delays.

   4.7 Tax Treatment. BancGroup has no present plan to sell or otherwise dispose of any of the Assets of Acquired Corporation, subsequent to the Merger, and BancGroup intends to continue the historic business of Acquired Corporation.

   4.8 Title and Related Matters. BancGroup has good and marketable title to all the properties, interests in properties and Assets, real and personal, that are material to the business of BancGroup, reflected in the most recent balance sheet referred to in section 4.3(a), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes of such balance sheet, (ii) liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of BancGroup, the material structures and equipment of BancGroup comply in all material respects with the requirements of all applicable Laws.

   4.9 Subsidiaries. Each Subsidiary of BancGroup has been duly incorporated and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its incorporation and each Subsidiary has been duly qualified as a foreign corporation to transact business and is in good standing under the Laws of each other jurisdiction in which it owns or leases properties, or conducts any business so as to require such qualification and in which the failure to be duly qualified could have a Material Adverse Effect upon BancGroup and its Subsidiaries considered as one enterprise; BancGroup's banking subsidiary has its deposits fully insured by the Federal Deposit Insurance Corporation to the extent provided by the Federal Deposit Insurance Act; and the businesses of the non-bank Subsidiaries of BancGroup are permitted to subsidiaries of registered bank holding companies.

   4.10 Contracts. Neither BancGroup nor any of its Subsidiaries is in violation of its respective certificate of incorporation or bylaws or in Default in the performance or observance of any material obligation, agreement, covenant or condition contained in any Contract, indenture, mortgage, loan agreement, note, lease or other instrument to which it is a party or by which it or its property may be bound.

   4.11 Litigation. Except as disclosed in or reserved for in BancGroup's financial statements, there is no Litigation before or by any court or Agency, domestic or foreign, now pending, or, to the Knowledge of BancGroup, threatened against or affecting BancGroup or any of its Subsidiaries (nor is BancGroup aware of any facts which could give rise to any such Litigation) which is required to be disclosed in the Registration Statement (other than as disclosed therein), or which is likely to have any Material Adverse Effect or prospective Material Adverse Effect, or which is likely to materially and adversely affect the properties or Assets thereof or which is likely to materially affect or delay the consummation of the transactions contemplated by this Agreement; all pending legal or governmental proceedings to which BancGroup or any Subsidiary is a party or of which any of their properties is the subject which are not described in the Registration Statement, including ordinary routine litigation incidental to the business, are, considered in the aggregate, not material; and neither BancGroup nor any of its Subsidiaries have any contingent obligations which could be considered material to BancGroup and its Subsidiaries considered as one enterprise which are not disclosed in the Registration Statement as it may be amended or supplemented.

   4.12 Compliance. BancGroup and its Subsidiaries, in the conduct of their businesses, are to the Knowledge of BancGroup, in material compliance with all material federal, state or local Laws applicable to their or the conduct of their businesses.

   4.13 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders' Meeting, the Registration Statement, including the Proxy Statement which shall constitute a part thereof, will comply in all material respects with the requirements of the 1933 Act and the rules and regulations thereunder, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this subsection shall not apply to statements in or omissions from the Proxy Statement made in reliance upon and in conformity with information furnished in writing to BancGroup by Acquired Corporation or any of its representatives expressly for use in the Proxy Statement or information included in the Proxy Statement regarding the business of Acquired Corporation, its operations, Assets and capital.

   4.14 SEC Filings. (a) BancGroup has heretofore delivered to Acquired Corporation copies of BancGroup's: (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2000; (ii) 2000 Annual Report to Shareholders;
(iii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 and
(iv) any reports on Form 8-K, filed by BancGroup with the SEC since March 31, 2000. Since December 31, 1999, BancGroup has timely filed all reports and registration statements and the documents required to be filed with the SEC under the rules and regulations of the SEC and all such reports and registration statements or other documents have complied in all material respects, as of their respective filing dates and effective dates, as the case may be, with all the applicable requirements of the 1933 Act and the 1934 Act. As of the respective filing and effective dates, none of such reports or registration statements or other documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

   (b) The documents incorporated by reference into the Registration Statement, at the time they were filed with the SEC, complied in all material respects with the requirements of the 1934 Act and Regulations thereunder and when read together and with the other information in the Registration Statement will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading at the time the Registration Statement becomes effective or at the time of the Stockholders Meeting.

   4.15 Form S-4. The conditions for use of a registration statement on SEC Form S-4 set forth in the General Instructions on Form S-4 have been or will be satisfied with respect to BancGroup and the Registration Statement.

   4.16 Brokers. Except for negotiations with Allen C. Ewing & Co. as referenced in Section 5.18 of this Agreement, all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by BancGroup directly with Acquired Corporation and without the intervention of any other person, either as a result of any act of BancGroup or otherwise in such manner as to give rights to any valid claim against BancGroup for finders fees, brokerage commissions or other like payments.

   4.17 Government Authorization. BancGroup and its Subsidiaries have all Permits that, to the Knowledge of BancGroup and its Subsidiaries, are or will be legally required to enable BancGroup or any of its Subsidiaries to conduct their businesses in all material respects as now conducted by each of them.

   4.18 Absence of Regulatory Communications. Neither BancGroup nor any of its Subsidiaries is subject to, or has received during the past three (3) years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised a material question concerning the condition, financial or otherwise, of such company.

   4.19 Disclosure. No representation or warranty, or any statement or certificate furnished or to be furnished to Acquired Corporation by BancGroup, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

                                   ARTICLE 5

       REPRESENTATIONS, WARRANTIES AND COVENANTS OF ACQUIRED CORPORATION

   Acquired Corporation represents, warrants and covenants to and with BancGroup, as follows:

   5.1 Organization. Acquired Corporation is a Florida corporation, and the Bank is a Florida banking corporation. Each Acquired Corporation Company is duly organized, validly existing and in good standing under the respective Laws of its jurisdiction of incorporation and has all requisite power and authority to carry on its business as it is now being conducted and is qualified to do business in every jurisdiction in which the character and location of the Assets owned by it or the nature of the business transacted by it requires qualification or in which the failure to qualify could, individually, or in the aggregate, have a Material Adverse Effect.

   5.2 Capital Stock. (i) As of the date of this Agreement, the authorized capital stock of Acquired Corporation consisted of (a) 10,000,000 shares of common stock, $0.01 par value per share, 2,580,473 shares of which are issued and outstanding and (b) 2,000,000 shares of preferred stock, none of which is issued or outstanding. All of such shares which are outstanding are validly issued, fully paid and nonassessable and not subject to preemptive rights. Acquired Corporation has 206,110 shares of its common stock subject to exercise pursuant to stock options under its stock option plans. Except for the foregoing, Acquired Corporation does not have any other arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock, including the grant or issuance of Acquired Corporation Options.

   (ii) Trust Preferred Securities. As of the date of this Agreement, the Acquired Corporation also has outstanding shares of variable rate cumulative trust preferred securities (the "Trust Preferred Securities") through its wholly-owned subsidiary, MBI Business Trust, which is a wholly-owned subsidiary of the Bank and a statutory business trust formed under the laws of the State of Delaware. All of such shares which are outstanding are validly issued, fully paid, nonassessable and not subject to preemptive rights.

   5.3 Subsidiaries. Except as set forth on Schedule 5.3, Acquired Corporation has no direct Subsidiaries other than the Bank, and there are no Subsidiaries of the Bank. Except as set forth on Schedule 5.3, Acquired Corporation owns all of the issued and outstanding capital stock of the Bank free and clear of any liens, claims or encumbrances of any kind. All of the issued and outstanding shares of capital stock of the Subsidiaries have been validly issued and are fully paid and non-assessable. As of the date of this Agreement, there were

3,400,000 shares of the common stock, par value $1.00 per share, authorized of the Bank, 2,471,662 of which are issued and outstanding and wholly owned by Acquired Corporation. The Bank has no arrangements or commitments obligating it to issue shares of its capital stock or any securities convertible into or having the right to purchase shares of its capital stock.

   5.4 Financial Statements; Taxes (a) Acquired Corporation has delivered to BancGroup copies of the following financial statements of Acquired Corporation:

     (i) Consolidated statements of financial condition as of December 31, 1999, December 31, 2000 and March 31, 2001;

     (ii) Consolidated statements of income for each of the three years ended December 31, 1998, 1999 and 2000, and for the three months ended March 31, 2001; and

     (iii) Consolidated statements of stockholders' equity for each of the three years ended December 31, 1998, 1999, and 2000, and for the three months ended March 31, 2001.

   All of the foregoing financial statements are in all material respects in accordance with the books and records of Acquired Corporation and have been prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated, except for changes required by GAAP, all as more particularly set forth in the notes to such statements. Each of such balance sheets presents fairly as of its date the financial condition of Acquired Corporation. Except as and to the extent reflected or reserved against in such balance sheets (including the notes thereto), Acquired Corporation did not have, as of the date of such balance sheets, any material Liabilities or obligations (absolute or contingent) of a nature customarily reflected in a balance sheet or the notes thereto. The statements of income, stockholders' equity and cash flows present fairly the results of operation, changes in shareholders equity and cash flows of Acquired Corporation for the periods indicated. The foregoing representations, insofar as they relate to the unaudited interim financial statements of Acquired Corporation for the three months ended March 31, 2001, are subject in all cases to normal recurring year-end adjustments and the omission of footnote disclosure.

   (b) Except as set forth on Schedule 5.4(b), all Tax returns required to be filed by or on behalf of Acquired Corporation have been timely filed (or requests for extensions therefor have been timely filed and granted and have not expired), and all returns filed are complete and accurate in all material respects. All Taxes shown on these returns to be due and all additional assessments received have been paid. The amounts recorded for Taxes on the balance sheets provided under section 5.4(a) are, to the Knowledge of Acquired Corporation, sufficient in all material respects for the payment of all unpaid federal, state, county, local, foreign and other Taxes (including any interest or penalties) of Acquired Corporation accrued for or applicable to the period ended on the dates thereof, and all years and periods prior thereto and for which Acquired Corporation may at such dates have been liable in its own right or as a transferee of the Assets of, or as successor to, any other corporation or other party. No audit, examination or investigation is presently being conducted or, to the Knowledge of Acquired Corporation, threatened by any taxing authority which is likely to result in a material Tax Liability, no material unpaid Tax deficiencies or additional liability of any sort has been proposed by any governmental representative and no agreements for extension of time for the assessment of any material amount of Tax have been entered into by or on behalf of Acquired Corporation. Acquired Corporation has not executed an extension or waiver of any statute of limitations on the assessment or collection of any Tax due that is currently in effect.

   (c) Each Acquired Corporation Company has withheld from its employees (and timely paid to the appropriate governmental entity) proper and accurate amounts for all periods in material compliance with all Tax withholding provisions of applicable federal, state, foreign and local Laws (including without limitation, income, social security and employment Tax withholding for all types of compensation). Each Acquired Corporation Company is in compliance with, and its records contain all information and documents (including properly completed IRS Forms W-9) necessary to comply with, all applicable information reporting and Tax withholding requirements under federal, state and local Tax Laws, and such records identify with specificity all accounts subject to backup withholding under section 3406 of the Code.

   5.5 Absence of Certain Changes or Events. Except as set forth on Schedule 5.5, since the date of the most recent balance sheet provided under section 5.4(a)(i) above, no Acquired Corporation Company has

     (a) issued, delivered or agreed to issue or deliver any stock, bonds or other corporate securities (whether authorized and unissued or held in the treasury) except shares of common stock issued upon the exercise of existing Acquired Corporation Options and shares issued as director's qualifying shares;

     (b) borrowed or agreed to borrow any funds or incurred, or become subject to, any Liability (absolute or contingent) except borrowings, obligations (including purchase of federal funds) and Liabilities incurred in the ordinary course of business and consistent with past practice;

     (c) paid any material obligation or Liability (absolute or contingent) other than current Liabilities reflected in or shown on the most recent balance sheet referred to in section 5.4(a)(i) and current Liabilities incurred since that date in the ordinary course of business and consistent with past practice;

     (d) declared or made, or agreed to declare or make, any payment of dividends or distributions of any Assets of any kind whatsoever to shareholders, or purchased or redeemed, or agreed to purchase or redeem, directly or indirectly, or otherwise acquire, any of its outstanding securities, except that Acquired Corporation may pay cash dividends at its current rate and at times consistent with past practice, both as shown on
  Schedule 5.5(d);

     (e) except in the ordinary course of business, sold or transferred, or agreed to sell or transfer, any of its Assets, or canceled, or agreed to cancel, any debts or claims;

     (f) except in the ordinary course of business, entered or agreed to enter into any agreement or arrangement granting any preferential rights to purchase any of its Assets, or requiring the consent of any party to the transfer and assignment of any of its Assets;

     (g) suffered any Losses or waived any rights of value which in either event in the aggregate are material considering its business as a whole;

     (h) except in the ordinary course of business, made or permitted any amendment or termination of any Contract, agreement or license to which it is a party if such amendment or termination is material considering its business as a whole;

     (i) except in accordance with normal and usual practice, made any accrual or arrangement for or payment of bonuses or special compensation of any kind or any severance or termination pay to any present or former officer or employee;

     (j) except in accordance with normal and usual practice, increased the rate of compensation payable to or to become payable to any of its officers or employees or made any material increase in any profit sharing, bonus, deferred compensation, savings, insurance, pension, retirement or other employee benefit plan, payment or arrangement made to, for or with any of its officers or employees;

     (k) received notice or had Knowledge or reason to believe that any of its substantial customers has terminated or intends to terminate its relationship, which termination would have a Material Adverse Effect on its financial condition, results of operations, business, Assets or properties;

     (l) failed to operate its business in the ordinary course so as to preserve its business intact and to preserve the goodwill of its customers and others with whom it has business relations;

     (m) entered into any other material transaction other than in the ordinary course of business; or

     (n) agreed in writing, or otherwise, to take any action described in clauses (a) through (m) above.

   Between the date hereof and the Effective Date, no Acquired Corporation Company, without the express written approval of BancGroup, will do any of the things listed in clauses (a) through (n) of this section 5.5 except as permitted therein or as contemplated in this Agreement, and no Acquired Corporation Company will enter into or amend any material Contract, other than Loans or renewals thereof entered into in the ordinary course of business, without the express written consent of BancGroup.

   5.6 Title and Related Matters.

   (a) Title. Each Acquired Corporation Company has good and marketable title to all the properties, interest in properties and Assets, real and personal, that are material to the business of such Acquired Corporation Company, reflected in the most recent balance sheet referred to in section 5.4(a)(i), or acquired after the date of such balance sheet (except properties, interests and Assets sold or otherwise disposed of since such date, in the ordinary course of business), free and clear of all mortgages, Liens, pledges, charges or encumbrances except (i) mortgages and other encumbrances referred to in the notes to such balance sheet, (ii) Liens for current Taxes not yet due and payable and (iii) such imperfections of title and easements as do not materially detract from or interfere with the present use of the properties subject thereto or affected thereby, or otherwise materially impair present business operations at such properties. To the Knowledge of Acquired Corporation, the material structures and equipment of each Acquired Corporation Company comply in all material respects with the requirements of all applicable Laws.

   (b) Leases. Schedule 5.6(b) sets forth a list and description of all real and personal property owned or leased by any Acquired Corporation Company, either as lessor or lessee. Complete and accurate copies of all such leases have been made available to BancGroup for inspection.

   (c) Personal Property. Schedule 5.6(c) sets forth a depreciation schedule of each Acquired Corporation Company's fixed Assets as of March 31, 2001.

   (d) Computer Hardware and Software. Schedule 5.6(d) contains a description of all agreements relating to data processing computer software and hardware now being used in the business operations of any Acquired Corporation Company. Acquired Corporation is not aware of any defects, irregularities or problems with any of its computer hardware or software which renders such hardware or software unable to satisfactorily perform the tasks and functions to be performed by them in the business of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been made available to BancGroup for inspection.

   5.7 Commitments. Except as set forth in Schedule 5.7, no Acquired Corporation Company is a party to any oral or written (i) Contract for the employment of any officer or employee which is not terminable on 30 days' (or less) notice, (ii) profit sharing, bonus, deferred compensation, savings, stock option, severance pay, pension or retirement plan, agreement or arrangement,
(iii) loan agreement, indenture or similar agreement relating to the borrowing of money by such party, (iv) guaranty of any obligation for the borrowing of money or otherwise, excluding endorsements made for collection, and guaranties made in the ordinary course of business, (v) consulting or other similar material Contracts, (vi) collective bargaining agreement, (vii) agreement with any present or former officer, director or shareholder of such party, or (viii) other Contract, agreement or other commitment which is material to the business, operations, property, prospects or Assets or to the condition, financial or otherwise, of any Acquired Corporation Company. Complete and accurate copies of all Contracts, plans and other items so listed have been provided to BancGroup.

   5.8 Charter and Bylaws. Schedule 5.8 contains true and correct copies of the articles of incorporation and bylaws of each Acquired Corporation Company, including all amendments thereto, as currently in effect. There will be no changes in such articles of incorporation or bylaws prior to the Effective Date, without the prior written consent of BancGroup.

   5.9 Litigation. There is no Litigation (whether or not purportedly on behalf of Acquired Corporation) pending or, to the Knowledge of Acquired Corporation, threatened against or affecting any Acquired Corporation Company (nor does Acquired Corporation have Knowledge of any facts which are likely to give rise to any such Litigation) at law or in equity, or before or by any governmental department, commission, board, bureau, agency or instrumentality, domestic or foreign, or before any arbitrator of any kind, which involves the possibility of any judgment or Liability not fully covered by insurance in excess of a reasonable deductible amount or which may have a Material Adverse Effect on Acquired Corporation, and no Acquired Corporation Company is in Default with respect to any judgment, order, writ, injunction, decree, award, rule or regulation of any court, arbitrator or governmental department, commission, board, bureau, agency or instrumentality, which Default would have a Material Adverse Effect on Acquired Corporation. To the Knowledge of Acquired Corporation, each Acquired Corporation Company has complied in all material respects with all material applicable Laws and Regulations including those imposing Taxes, of any applicable jurisdiction and of all states, municipalities, other political subdivisions and Agencies, in respect of the ownership of its properties and the conduct of its business, which, if not complied with, would have a Material Adverse Effect on Acquired Corporation.

   5.10 Material Contract Defaults. Except as disclosed on Schedule 5.10, no Acquired Corporation Company is in Default in any material respect under the terms of any material Contract, agreement, lease or other commitment which is or may be material to the business, operations, properties or Assets, or the condition, financial or otherwise, of such company and, to the Knowledge of Acquired Corporation, there is no event which, with notice or lapse of time, or both, may be or become an event of Default under any such material Contract, agreement, lease or other commitment in respect of which adequate steps have not been taken to prevent such a Default from occurring.

   5.11 No Conflict with Other Instrument. The consummation of the transactions contemplated by this Agreement will not result in the breach of any term or provision of or constitute a Default under any material Contract, indenture, mortgage, deed of trust or other material agreement or instrument to which any Acquired Corporation Company is a party and will not conflict with any provision of the charter or bylaws of any Acquired Corporation Company.

   5.12 Governmental Authorization. Each Acquired Corporation Company has all Permits that, to the Knowledge of Acquired Corporation, are or will be legally required to enable any Acquired Corporation Company to conduct its business in all material respects as now conducted by each Acquired Corporation Company.

   5.13 Absence of Regulatory Communications. Except as provided in Schedule 5.13, no Acquired Corporation Company is subject to, nor has any Acquired Corporation Company received during the past three years, any written communication directed specifically to it from any Agency to which it is subject or pursuant to which such Agency has imposed or has indicated it may impose any material restrictions on the operations of it or the business conducted by it or in which such Agency has raised any material question concerning the condition, financial or otherwise, of such company.

   5.14 Absence of Material Adverse Change. To the Knowledge of Acquired Corporation, since the date of the most recent balance sheet provided under section 5.4(a)(i), there have been no events, changes or occurrences which have had, or are reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on any Acquired Corporation Company.

   5.15 Insurance. Each Acquired Corporation Company has in effect insurance coverage and bonds with reputable insurers which, in respect to amounts, types and risks insured, management of Acquired Corporation reasonably believes to be adequate for the type of business conducted by such company. No Acquired Corporation Company is liable for any material retroactive premium adjustment. All insurance policies and bonds are valid, enforceable and in full force and effect, and no Acquired Corporation Company has received any notice of any material premium increase or cancellation with respect to any of its insurance policies or bonds. Within the last three years, no Acquired Corporation Company has been refused any insurance coverage which it has sought or applied for, and it has no reason to believe that existing insurance coverage cannot be renewed as and when the same shall expire, upon terms and conditions as favorable as those presently in effect, other than possible increases in premiums that do not result from any extraordinary loss experience. All policies of insurance presently held or policies containing substantially equivalent coverage will be outstanding and in full force with respect to each Acquired Corporation Company at all times from the date hereof to the Effective Date.

   5.16 Pension and Employee Benefit Plans.

   (a) To the Knowledge of Acquired Corporation, all employee benefit plans of each Acquired Corporation Company have been established in compliance with, and such plans have been operated in material compliance with, all applicable Laws. Except as set forth in Schedule 5.16, no Acquired Corporation Company sponsors or otherwise maintains a "pension plan" within the meaning of section 3(2) of ERISA or any other retirement plan other than the
Section 401K plan of Acquired Corporation that is intended to qualify under section 401 of the Code, nor do any unfunded Liabilities exist with respect to any employee benefit plan, past or present. To the Knowledge of Acquired Corporation, no employee benefit plan, any trust created thereunder or any trustee or administrator thereof has engaged in a "prohibited transaction," as defined in section 4975 of the Code, which may have a Material Adverse Effect on the condition, financial or otherwise, of any Acquired Corporation Company.

   (b) To the Knowledge of Acquired Corporation, no amounts payable to any employee of any Acquired Corporation Company will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code and regulations thereunder.

   5.17 Buy-Sell Agreements. Except as provided in Schedule 5.17, to the Knowledge of Acquired Corporation, there are no agreements among any of its shareholders granting to any person or persons a right of first refusal in respect of the sale, transfer, or other disposition of shares of outstanding securities by any shareholder of Acquired Corporation, any similar agreement or any voting agreement or voting trust in respect of any such shares.

   5.18 Brokers. Except for services provided to Acquired Corporation by Allen
C. Ewing & Co., all negotiations relative to this Agreement and the transactions contemplated by this Agreement have been carried on by Acquired Corporation directly with BancGroup and without the intervention of any other person, either as a result of any act of Acquired Corporation, or otherwise, in such manner as to give rise to any valid claim against Acquired Corporation for a finder's fee, brokerage commission or other like payment.

   5.19 Approval of Agreements. The board of directors of Acquired Corporation has approved this Agreement and the transactions contemplated by this Agreement and has authorized the execution and delivery by Acquired Corporation of this Agreement. Subject to the matters referred to in section 8.2, Acquired Corporation has full power, authority and legal right to enter into this Agreement, and, upon appropriate vote of the shareholders of Acquired Corporation in accordance with this Agreement, Acquired Corporation shall have full power, authority and legal right to consummate the transactions contemplated by this Agreement.

   5.20 Disclosure. No representation or warranty, nor any statement or certificate furnished or to be furnished to BancGroup by Acquired Corporation, contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained in this Agreement or in any such statement or certificate not misleading.

   5.21 Registration Statement. At the time the Registration Statement becomes effective and at the time of the Stockholders Meeting, the Registration Statement, including the Proxy Statement which shall constitute part thereof, will not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the representations and warranties in this section shall only apply to statements in or omissions from the Proxy Statement relating to descriptions of the business of Acquired Corporation, its Assets, properties, operations, and capital stock or to information furnished in writing by Acquired Corporation or its representatives expressly for inclusion in the Proxy Statement.

   5.22 Loans; Adequacy of Allowance for Loan Losses. All reserves for loan losses shown on the most recent financial statements furnished by Acquired Corporation have been calculated in accordance with prudent and customary banking practices and are adequate in all material respects to reflect the risk inherent in the loans of Acquired Corporation. Acquired Corporation has no Knowledge of any fact which is likely to require a future material increase in the provision for loan losses or a material decrease in the loan loss reserve reflected in such financial statements. Each loan reflected as an Asset on the financial statements of Acquired Corporation is the legal, valid and binding obligation of the obligor of each loan, enforceable in accordance with its terms subject to the effect of bankruptcy, insolvency, reorganization, moratorium, or other similar laws relating to creditors' rights generally and to general equitable principles and complies with all Laws to which it is subject. Acquired Corporation does not have in its portfolio any loan exceeding its legal lending limit, and except as disclosed on Schedule 5.22, Acquired Corporation has no known significant delinquent, substandard, doubtful, loss, nonperforming or problem loans.

   5.23 Environmental Matters. Except as provided in Schedule 5.23, to the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all Laws and other governmental requirements relating to the generation, management, handling, transportation, treatment, disposal, storage, delivery, discharge, release or emission of any waste, pollution, or toxic, hazardous or other substance (the "Environmental Laws"), and Acquired Corporation has no Knowledge that any Acquired Corporation Company has not complied with all regulations and requirements promulgated by the Occupational Safety and Health Administration that are applicable to any Acquired Corporation Company. To the Knowledge of Acquired Corporation, there is no Litigation pending or threatened with respect to any violation or alleged violation of the Environmental Laws. To the Knowledge of Acquired Corporation, with respect to Assets of any Acquired Corporation Company, including any Loan Property, (i) there has been no spillage, leakage, contamination or release of any substances for which the appropriate remedial action has not been completed; (ii) no owned or leased property is contaminated with or contains any hazardous substance or waste; and (iii) there are no underground storage tanks on any premises owned or leased by any Acquired Corporation Company. Acquired Corporation has no Knowledge of any facts which might suggest that any Acquired Corporation Company has engaged in any management practice with respect to any of its past or existing borrowers which could reasonably be expected to subject any Acquired Corporation Company to any Liability, either directly or indirectly, under the principles of law as set forth in United States v. Fleet Factors Corp., 901 F.2d 1550 (11th Cir. 1990) or any similar principles. Moreover, to the Knowledge of Acquired Corporation, no Acquired Corporation Company has extended credit, either on a secured or unsecured basis, to any person or other entity engaged in any activities which would require or requires such person or entity to obtain any Permits which are required under any Environmental Law which has not been obtained.

   5.24 Transfer of Shares. Acquired Corporation has no Knowledge of any plan or intention on the part of any affiliate of Acquired Corporation to sell or otherwise dispose of any of Acquired Corporation Common Stock, or the BancGroup Common Stock to be received by them in the Merger, that could cause the Merger to fail to qualify for the pooling of interests method of accounting under generally accepted accounting principles.

   5.25 Collective Bargaining. There are no labor contracts, collective bargaining agreements, letters of undertakings or other arrangements, formal or informal, between any Acquired Corporation Company and any union or labor organization covering any Acquired Corporation Company's employees and none of said employees are represented by any union or labor organization.

   5.26 Labor Disputes. To the Knowledge of Acquired Corporation, each Acquired Corporation Company is in material compliance with all federal and state laws respecting employment and employment practices, terms and conditions of employment, wages and hours. No Acquired Corporation Company is or has been engaged in any unfair labor practice, and, to the Knowledge of Acquired Corporation, no unfair labor practice complaint against any Acquired Corporation Company is pending before the National Labor Relations Board. Relations between management of each Acquired Corporation Company and the employees are amicable and there have not been, nor to the Knowledge of Acquired Corporation, are there presently, any attempts to organize employees, nor to the Knowledge of Acquired Corporation, are there plans for any such attempts.

   5.27 Derivative Contracts. No Acquired Corporation Company is a party to or has agreed to enter into a swap, forward, future, option, cap, floor or collar financial contract, or any other interest rate or foreign currency protection contract or derivative security not included in Acquired Corporation's financial statements delivered under Section 5.4 hereof which is a financial derivative contract (including various combinations thereof).

   5.28 Non-Terminable Contracts or Severance Agreements. With the exception the contracts listed on Schedule 5.28, no Acquired Corporation Company is a party to or has agreed to enter into a contract that is not terminable within 90 days or contains an extraordinary buyout. With the exception of certain agreements otherwise referenced in this Agreement, no Acquired Corporation Company is a party to or has agreed to enter into any employment agreement, non-competition agreement, salary continuation plan or severance agreement or similar arrangement with any Acquired Corporation Company employee. Acquired Corporation has provided BancGroup a copy of each contract listed on Schedule 5.28.

                                   ARTICLE 6

                              ADDITIONAL COVENANTS

   6.1 Additional Covenants of BancGroup. BancGroup covenants to and with Acquired Corporation as follows:

     (a) Registration Statement and Other Filings. As soon as reasonably practicable after the execution of this Agreement, BancGroup shall prepare and file with the SEC the Registration Statement on Form S-4 (or such other form as may be appropriate) and all amendments and supplements thereto, in form reasonably satisfactory to Acquired Corporation and its counsel, with respect to the Common Stock to be issued pursuant to this Agreement. BancGroup shall use reasonable good faith efforts to prepare all necessary filings with any Agencies which may be necessary for approval to consummate the transactions contemplated by this Agreement and shall use its reasonable efforts to cause the Registration Statement to become effective under the 1933 Act as soon as reasonably practicable after the filing thereof and take any action required to be taken under other applicable securities Laws in connection with the issuance of the shares of BancGroup Common Stock upon consummation of the Merger. Copies of all such filings shall be furnished in advance to Acquired Corporation and its counsel.

     (b) Blue Sky Permits. BancGroup shall use its best efforts to obtain, prior to the effective date of the Registration Statement, all necessary state securities Law or "blue sky" Permits and approvals required to carry out the transactions contemplated by this Agreement.

     (c) Financial Statements. BancGroup shall furnish to Acquired
  Corporation:

       (i) As soon as practicable and in any event within forty-five (45) days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of BancGroup for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of BancGroup as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

       (ii) Promptly upon receipt thereof, copies of all audit reports submitted to BancGroup by independent auditors in connection with each annual, interim or special audit of the books of BancGroup made by such accountants;

       (iii) As soon as practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as BancGroup may file with the SEC or any other Agency; and

       (iv) With reasonable promptness, such additional financial data as Acquired Corporation may reasonably request.

     (d) No Control of Acquired Corporation by BancGroup. Notwithstanding any other provision hereof, until the Effective Date, the authority to operate the Acquired Corporation and the Bank and establish and implement the business policies of Acquired Corporation and the Bank shall continue to reside solely in Acquired Corporation's and Bank's officers and board of directors.

     (e) Listing. Prior to the Effective Date, BancGroup shall use its reasonable efforts to list the shares of BancGroup Common Stock to be issued in the Merger on the NYSE or other quotations system on which such shares are primarily traded.

     (f) Employee Benefit Matters. On the Effective Date, all employees of any Acquired Corporation Company shall, at BancGroup's option, either become employees of the Resulting Corporation or its Subsidiaries or be entitled to severance benefits in accordance with Colonial Bank's severance policy as of the date of this Agreement. All employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be entitled, to the extent permitted by applicable Law, to participate in all benefit plans of Colonial Bank to the same extent as Colonial Bank employees, except as stated otherwise in this section. Employees of any Acquired Corporation Company who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be allowed to participate as of the Effective Date in the medical and dental benefits plan of Colonial Bank as new employees of Colonial Bank, and the time of employment of such employees who are employed at least 30 hours per week with any Acquired Corporation Company as of the Effective Date shall be counted as employment under such dental and medical plans of Colonial Bank for purposes of calculating any 30 day waiting period and pre-existing condition limitations. To the extent permitted by applicable Law, the period of service with the appropriate Acquired Corporation Company of all employees who become employees of the Resulting Corporation or its Subsidiaries on the Effective Date shall be recognized only for vesting and eligibility purposes under Colonial Bank's benefit plans. In addition, if the Effective Date falls within an annual period of coverage under the medical plan of the Resulting Corporation and its Subsidiaries, each such Acquired Corporation Company employee shall be given credit for covered expenses paid by that employee under comparable employee benefit plans of the Acquired Corporation Company during the applicable coverage period through the Effective Date towards satisfaction of any annual deductible limitation and out-of-pocket maximum that may apply under that group health plan of the Resulting Corporation and its Subsidiaries.

     (g) Indemnification. (i) Subject to the conditions set forth in the succeeding paragraphs, for a period of six years after the Effective Date BancGroup shall, and shall cause Colonial Bank to, indemnify, defend and hold harmless each person entitled to indemnification from the Acquired Corporation (each being an "Indemnified Party") against all liabilities arising out of actions or omissions occurring upon or prior to the Effective Date (including without limitation the transactions contemplated by this Agreement) to the maximum extent authorized under the articles of incorporation and bylaws of Acquired Corporation and Section 607.0850 of the Florida Business Corporation Act.

       (ii) Any Indemnified Party wishing to claim indemnification under this subsection (g), upon learning of any such liability or Litigation, shall promptly notify BancGroup thereof. In the event of any such Litigation (whether arising before or after the Effective Date) (i) BancGroup or Colonial Bank shall have the right to assume the defense thereof with counsel reasonably acceptable to such Indemnified Party and, upon assumption of such defense, BancGroup shall not be liable to such Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Parties in connection with the defense thereof, except that if BancGroup or Colonial Bank elects not to assume such defense or counsel for the Indemnified Parties advises that there are substantive issues which raise conflicts of interest between BancGroup and the Indemnified Parties, the Indemnified Parties may retain counsel satisfactory to them, and BancGroup or Colonial Bank shall pay all reasonable fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; provided, that BancGroup shall be obligated pursuant to this subsection to pay for only one firm of counsel for all Indemnified Parties in any jurisdiction, (ii) the Indemnified Parties will cooperate in the defense of any such Litigation; and (iii) BancGroup shall not be liable for any settlement effected without its prior consent; and provided further that BancGroup and Colonial Bank shall not have any obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

       (iii) In consideration of and as a condition precedent to the effectiveness of the indemnification obligations provided by BancGroup in this section to a director or officer of the Acquired Corporation, such director or officer of the Acquired Corporation shall have delivered to BancGroup on or prior to the Effective Date a letter in form reasonably satisfactory to BancGroup concerning claims such directors or officers may have against Acquired Corporation. In the letter, the directors or officers shall: (i) acknowledge the assumption by BancGroup as of the Effective Date of all Liability (to the extent Acquired Corporation is so liable) for claims for indemnification arising under section 6.1(g) hereof; (ii) affirm that they do not have nor are they aware of any claims they might have (other than those referred to in the following clause (iii)) against Acquired Corporation; (iii) identify any claims or any facts or circumstances of which they are aware that could give rise to a claim for indemnification under section 6.1(g)(i) hereof; and (iv) release as of the Effective Date any and all claims that they may have against any Acquired Corporation Company other than (A) those referred to in the foregoing clause (iii) and disclosed in the letter of the director or officer, (B) claims by third parties which have not yet been asserted against such director or officer (other than claims arising from facts and circumstances of which such director or officer is aware but which are not disclosed in such director or executive officer's letter), (C) claims by third parties arising from any transaction contemplated by this Agreement or disclosed in any schedule to this Agreement, and (D) claims by third parties arising in the ordinary course of business of any Acquired Corporation Company after the date of the letter.

       (iv) Acquired Corporation hereby represents and warrants to BancGroup that it has no Knowledge of any claim, pending or threatened, or of any facts or circumstances that could give rise to any obligation by BancGroup to provide the indemnification required by this section 6.1(g) other than as disclosed in the letters of the directors and executive officers referred to in section 6.1(g)(iii) hereof or described in any schedule to this Agreement and claims arising from any transaction contemplated by this Agreement.

     (h) Subject to any limitations imposed by its fiduciary duties to BancGroup and its stockholders, in the first proxy statement mailed after the Effective Date to BancGroup's stockholders in connection with an annual meeting of its stockholders, the Board of Directors of BancGroup will recommend that Anthony F. Gonzalez be elected to BancGroup's Board of Directors.

     (i) BancGroup will take no action that would prevent or impede the merger from qualifying as a tax-free reorganization within the meaning of
  Section 368 of the Code.

   6.2 Additional Covenants of Acquired Corporation. Acquired Corporation covenants to and with BancGroup as follows:

     (a) Operations. (i) Acquired Corporation will conduct its business and the business of each Acquired Corporation Company in a proper and prudent manner and will use its best efforts to maintain its relationships with its depositors, customers and employees. No Acquired Corporation Company will engage in any material transaction outside the ordinary course of business or make any material change in its accounting policies or methods of operation, nor will Acquired Corporation permit the occurrence of any change or event which would render any of the representations and warranties in Article 5 hereof untrue in any material respect at and as of the Effective Date with the same effect as though such representations and warranties had been made at and as of such Effective Date. Acquired Corporation shall contact any person who may be required to execute an undertaking under Section 10.5 hereof to request such undertaking and shall take all such reasonable steps as are necessary to obtain such undertaking.

  Acquired Corporation will take no action that would prevent or impede the Merger from qualifying (i) for pooling of interests accounting treatment or
  (ii) as a tax-free reorganization within the meaning of Section 368 of the Code.

       (ii) If requested by BancGroup, Acquired Corporation shall use its best efforts to cause all officers and directors who own any stock of Acquired Corporation and all other shareholders of Acquired Corporation who own more than five percent (5%) of Acquired Corporation Stock, to execute an acknowledgment that such person has no present plan, intention, or binding commitment to sell or otherwise dispose Acquired Corporation Common Stock or of the BancGroup Common Stock to be received in the Merger from the date of this Agreement to the date that financial results concerning at least 30 days of post-merger combined operations have been published by BancGroup within the meaning of
    Section 201.01 of the SEC's codification of Financial Reporting
    Policies.

     (b) Stockholders' Meeting; Best Efforts. Acquired Corporation will cooperate with BancGroup in the preparation of the Registration Statement and any regulatory filings and will cause the Stockholders' Meeting to be held for the purpose of approving the Merger as soon as practicable after the effective date of the Registration Statement, and will use its best efforts to bring about the transactions contemplated by this Agreement, including stockholder approval of this Agreement, as soon as practicable unless this Agreement is terminated as provided herein.

     (c) Prohibited Negotiations. (i) Except with respect to this Agreement and the transactions contemplated hereby, no Acquired Corporation Company nor any affiliate thereof nor any investment banker, attorney, accountant, or other representative (collectively, "Representatives") retained by an Acquired Corporation Company shall directly or indirectly solicit any Acquisition Proposal by any Person. Except to the extent necessary to comply with the fiduciary duties of Acquired Corporation's Board of Directors as advised in writing by counsel to such Board of Directors, no Acquired Corporation Company or any Representative thereof shall furnish any non-public information that it is not legally obligated to furnish, negotiate with respect to, or enter into any Contract with respect to, any Acquisition Proposal, and each Acquired Corporation Company shall direct and use its reasonable efforts to cause all of its Representatives not to engage in any of the foregoing, but Acquired Corporation may communicate information about such an Acquisition Proposal to its shareholders if and to the extent that it is required to do so in order to comply with its legal obligations as advised in writing by counsel to such Board of Directors. Acquired Corporation shall promptly notify BancGroup orally and in writing in the event that any Acquired Corporation Company receives any inquiry or proposal relating to any such Acquisition Proposal. Acquired Corporation shall immediately cease and cause to be terminated any existing activities, discussions, or negotiations with any Persons other than BancGroup conducted heretofore with respect to any of the foregoing.

       (ii) If Acquired Corporation (A) enters into a letter of intent or definitive agreement regarding an Acquisition Proposal with any third party (other than BancGroup or any of its Subsidiaries) prior to the earlier of (i) the Effective Date or (ii) the termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), or (B) if Acquired Corporation receives or is the subject of an Acquisition Proposal from a third party (other than BancGroup or its Subsidiaries) prior to the termination of this Agreement pursuant to
    Article 13 hereof (other than a termination pursuant to paragraph (a) of section 13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof), and within 18 months after termination of this Agreement pursuant to Article 13 hereof (other than a termination pursuant to paragraph (a) of section
    13.2 hereof or by Acquired Corporation pursuant to paragraphs (b), (c) or (d) of section 13.2 hereof) an Acquisition Proposal is consummated with such third party, Acquired Corporation covenants and agrees that it shall pay to BancGroup upon demand at any time (Y) after Acquired Corporation enters into an agreement which is legally binding on Acquired Corporation regarding an Acquisition Proposal or (Z) at any time on or after the date of consummation of such

    Acquisition Proposal, which ever is the first to occur, the principal sum of $3,000,000. Such payment shall compensate BancGroup for its direct and indirect costs and expenses in connection with the transactions contemplated by this Agreement, including BancGroup's management time devoted to negotiation and preparation for the Merger and BancGroup's loss as a result of the Merger not being consummated. The Parties acknowledge and agree that it would be impracticable or extremely difficult to fix the actual damages resulting from the foregoing events and, therefore, the Parties have agreed upon the foregoing payment as liquidated damages which shall not be deemed to be in the nature of a penalty. Other than the payment provided for in this section 6.2(c)(ii) and any Liability for expenses as set forth in
    Section 15.10 hereof, there shall be no other Liability or obligation on the part of any Acquired Corporation Company or their respective directors or officers resulting from any of the events described in this section 6.2(c)(ii).

     (d) Director Recommendation. The members of the Board of Directors of Acquired Corporation agree to support publicly the Merger and to vote to approve the Merger at any meeting of the shareholders in which the Merger is considered.

     (e) Shareholder Voting. Acquired Corporation shall on the date of execution of this Agreement obtain and submit to BancGroup an agreement from its directors, executive officers and affiliates substantially in the form set forth in Exhibit A.

     (f) Financial Statements and Monthly Status Reports. Acquired Corporation shall furnish to BancGroup:

       (i) As soon as practicable and in any event within 45 days after the end of each quarterly period (other than the last quarterly period) in each fiscal year, consolidated statements of operations of Acquired Corporation for such period and for the period beginning at the commencement of the fiscal year and ending at the end of such quarterly period, and a consolidated statement of financial condition of Acquired Corporation as of the end of such quarterly period, setting forth in each case in comparative form figures for the corresponding periods ending in the preceding fiscal year, subject to changes resulting from year-end adjustments;

       (ii) Promptly upon receipt thereof, copies of all audit reports submitted to Acquired Corporation by independent auditors in connection with each annual, interim or special audit of the books of Acquired Corporation made by such accountants;

       (iii) As soon a practicable, copies of all such financial statements and reports as it shall send to its stockholders and of such regular and periodic reports as Acquired Corporation may file with the SEC or any other Agency;

       (iv) With reasonable promptness, such additional financial data as BancGroup may reasonably request; and

       (v) Within 10 calendar days after the end of each month (or, if the financial statements referred to in clause (d) are not then available, as soon as possible thereafter) commencing with the next calendar month following the date of this Agreement and ending at the Effective Date, a written description of (a) any non-compliance with the terms of this Agreement, together with its then current estimate of the out-of-pocket costs and expenses incurred or reasonably accruable in connection with the transactions contemplated by this Agreement; (b) the status, as of the date of the report, of all existing or threatened litigation against any Acquired Corporation Company; (c) copies of minutes of any meeting of the board of directors of any Acquired Corporation Company and any committee thereof occurring in the month for which such report is made, including all documents presented to the directors at such meetings; and (d) monthly financial statements, including a balance sheet and income statement.

     (g) Fiduciary Duties. Prior to the Effective Date, Acquired Corporation will use its best efforts so that (i) no director or officer (each an "Executive") of any Acquired Corporation Company shall, directly or indirectly, own, manage, operate, join, control, be employed by or participate in the ownership, proposed ownership, management, operation or control of or be connected in any manner with, any business, corporation or partnership which is competitive to the business of any Acquired Corporation Company, (ii) all Executives, at all times, shall satisfy their fiduciary duties to Acquired Corporation and its Subsidiaries, and (iii) such Executives shall not (except as required in the course of his or her employment with any Acquired Corporation Company) communicate or divulge to, or use for the benefit of himself or herself or any other person, firm, association or corporation, without the express written consent of Acquired Corporation, any confidential information which is possessed, owned or used by or licensed by or to any Acquired Corporation Company or confidential information belonging to third parties which any Acquired Corporation Company shall be under obligation to keep secret or which may be communicated to, acquired by or learned of by the Executive in the course of or as a result of his or her employment with any Acquired Corporation Company.

     (h) Certain Practices. At the request of BancGroup, (i) Acquired Corporation shall consult with BancGroup and advise BancGroup through Caryn Cope (334-240-5002) or Art Barksdale (407-648-1570) of all of the Bank's loan requests over $500,000 that are not single-family residential loan requests or of any other loan request outside the normal course of business, and (ii) Acquired Corporation will consult with BancGroup to coordinate various business issues on a basis mutually satisfactory to Acquired Corporation and BancGroup. Acquired Corporation and the Bank shall not be required to undertake any of such activities, however, except as such activities may be in compliance with existing Law and Regulations.

     (i) Trust Preferred Capital Securities. Not later than 30 days before the date of the Shareholders Meeting, Acquired Corporation will give BancGroup written notice of whether it will redeem its Trust Preferred Securities as of the Effective Date or whether the Trust Preferred Securities will remain outstanding in accordance with their terms, provided that Acquired Corporation may only elect to redeem the Trust Preferred Securities if (i) such redemption was permissible under the original creation documents of the Trust Preferred Securities, (ii) such redemption would not have the effect of causing Acquired Corporation or the Bank to become less than "well capitalized," and (iii) such redemption will not prevent, in the opinion of PricewaterhouseCoopers LLP, the Merger from qualifying for the pooling of interests method of accounting under generally accepted accounting principles.

                                   ARTICLE 7

                        MUTUAL COVENANTS AND AGREEMENTS

   7.1 Best Efforts; Cooperation. Subject to the terms and conditions herein provided, BancGroup and Acquired Corporation each agrees to use its best efforts promptly to take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise, including, without limitation, promptly making required deliveries of stockholder lists and stock transfer reports and attempting to obtain all necessary Consents and waivers and regulatory approvals, including the holding of any regular or special board meetings, to consummate and make effective, as soon as practicable, the transactions contemplated by this Agreement. The officers of each Party to this Agreement shall fully cooperate with officers and employees, accountants, counsel and other representatives of the other Parties not only in fulfilling the duties hereunder of the Party of which they are officers but also in assisting, directly or through direction of employees and other persons under their supervision or control, such as stock transfer agents for the Party, the other Parties requiring information which is reasonably available from such Party.

   7.2 Press Release. Each Party hereto agrees that, unless approved by the other Parties in advance, such Party will not make any public announcement, issue any press release or other publicity or confirm any statements by any person not a party to this Agreement concerning the transactions contemplated hereby.

Notwithstanding the foregoing, each Party hereto reserves the right to make any disclosure if such Party, in its reasonable discretion, deems such disclosure required by Law. In that event, such Party shall provide to the other Party the text of such disclosure sufficiently in advance to enable the other Party to have a reasonable opportunity to comment thereon.

   7.3 Mutual Disclosure. Each Party hereto agrees to promptly furnish to each other Party hereto its public disclosures and filings not precluded from disclosure by Law including but not limited to call reports, Form 8-K, Form 10-Q and Form 10-K filings, Y-3 applications, reports on Form Y-6, quarterly or special reports to shareholders, Tax returns, Form S-8 registration statements and similar documents.

   7.4 Access to Properties and Records. Each Party hereto shall afford the officers and authorized representatives of the other Party full access to the Assets, books and records of such Party in order that such other Parties may have full opportunity to make such investigation as they shall desire of the affairs of such Party and shall furnish to such Parties such additional financial and operating data and other information as to its businesses and Assets as shall be from time to time reasonably requested. All such information that may be obtained by any such Party will be held in confidence by such party, will not be disclosed by such Party or any of its representatives except in accordance with this Agreement, and will not be used by such Party for any purpose other than the accomplishment of the Merger as provided herein.

   7.5 Notice of Adverse Changes. Each Party agrees to give written notice promptly to the other Party upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of its Subsidiaries which (i) is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on it or (ii) would cause or constitute a material breach of any of its representations, warranties, or covenants contained herein, and to use its reasonable efforts to prevent or promptly to remedy the same.

                                   ARTICLE 8

                    CONDITIONS TO OBLIGATIONS OF ALL PARTIES

   The obligations of BancGroup and Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction, in the sole discretion of the Party relying upon such conditions, on or before the Effective Date of all the following conditions, except as such Parties may waive such conditions in writing:

   8.1 Approval by Shareholders. At the Stockholders Meeting, this Agreement and the matters contemplated by this Agreement shall have been duly approved by the vote of the holders of not less than the requisite number of the issued and outstanding voting securities of Acquired Corporation as is required by applicable Law and Acquired Corporation's articles of incorporation and bylaws.

   8.2 Regulatory Authority Approval. (a) Orders, Consents and approvals, in form and substance reasonably satisfactory to BancGroup and Acquired Corporation, shall have been entered by the Board of Governors of the Federal Reserve System and other appropriate bank regulatory Agencies (i) granting the authority necessary for the consummation of the transactions contemplated by this Agreement, including the merger of the Bank with Colonial Bank as contemplated pursuant to section 2.8 hereof and (ii) satisfying all other requirements prescribed by Law. No Order, Consent or approval so obtained which is necessary to consummate the transactions as contemplated hereby shall be conditioned or restricted in a manner which in the reasonable good faith judgment of the Board of Directors of BancGroup would so materially adversely impact the economic benefits of the transaction as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   (b) Each Party shall have obtained any and all other Consents required for consummation of the Merger (other than those referred to in Section 8.2(a) of this Agreement) for the preventing of any Default under any Contract or Permit of such Party which, if not obtained or made, is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on such Party. No Consent obtained which is necessary to consummate the transactions contemplated hereby shall be conditioned or restricted in a manner which in the reasonable judgment of the Board of Directors of BancGroup would so materially adversely impact the economic or business benefits of the transactions contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   8.3 Litigation. There shall be no pending or threatened Litigation in any court or any pending or threatened proceeding by any governmental commission, board or Agency, with a view to seeking or in which it is sought to restrain or prohibit consummation of the transactions contemplated by this Agreement or in which it is sought to obtain divestiture, rescission or damages in connection with the transactions contemplated by this Agreement and no investigation by any Agency shall be pending or threatened which might result in any such suit, action or other proceeding.

   8.4 Registration Statement. The Registration Statement shall be effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement shall be in effect; no proceedings for such purpose, or under the proxy rules of the SEC or any bank regulatory authority pursuant to the 1934 Act, with respect to the transactions contemplated hereby, shall be pending before or threatened by the SEC or any bank regulatory authority; and all approvals or authorizations for the offer of BancGroup Common Stock shall have been received or obtained pursuant to any applicable state securities Laws, and no stop order or proceeding with respect to the transactions contemplated hereby shall be pending or threatened under any such state Law.

   8.5 Tax Opinion. An opinion of PricewaterhouseCoopers LLP, shall have been received in form and substance reasonably satisfactory to the Acquired Corporation and BancGroup to the effect that (i) the Merger will constitute a "reorganization" within the meaning of section 368 of the Code; (ii) no gain or loss will be recognized by BancGroup or Acquired Corporation; (iii) no gain or loss will be recognized by the shareholders of Acquired Corporation who receive shares of BancGroup Common Stock except to the extent of any taxable "boot" received by such persons from BancGroup, and except to the extent of any dividends received from Acquired Corporation prior to the Effective Date; (iv) the basis of the BancGroup Common Stock received in the Merger will be equal to the sum of the basis of the shares of Acquired Corporation common stock exchanged in the Merger and the amount of gain, if any, which was recognized by the exchanging Acquired Corporation shareholder, including any portion treated as a dividend, less the value of taxable boot, if any, received by such shareholder in the Merger; (v) the holding period of the BancGroup Common Stock will include the holding period of the shares of Acquired Corporation common stock exchanged therefor if such shares of Acquired Corporation common stock were capital assets in the hands of the exchanging Acquired Corporation shareholder; and (vi) cash received by an Acquired Corporation shareholder in lieu of a fractional share interest of BancGroup Common Stock will be treated as having been received as a distribution in full payment in exchange for the fractional share interest of BancGroup Common Stock which he or she would otherwise be entitled to receive and will qualify as capital gain or loss (assuming the Acquired Corporation common stock was a capital asset in his or her hands as of the Effective Date).

                                   ARTICLE 9

               CONDITIONS TO OBLIGATIONS OF ACQUIRED CORPORATION

   The obligations of Acquired Corporation to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all the following conditions except as Acquired Corporation may waive such conditions in writing:

   9.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of Acquired Corporation, all representations and warranties of BancGroup contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of such Effective Date, and BancGroup shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

   9.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 4.3(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition or affairs of BancGroup which in their total effect constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of BancGroup which would impair the rights of Acquired Corporation or its shareholders pursuant to this Agreement.

   9.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, Acquired Corporation shall have received a certificate from the President or an Executive Vice President and from the Secretary or Assistant Secretary of BancGroup dated as of the Closing certifying that:

     (a) the Board of Directors of BancGroup has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;

     (b) each person executing this Agreement on behalf of BancGroup is an officer of BancGroup holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

     (c) the certificate of incorporation and bylaws of BancGroup referenced in section 4.4 hereof remain in full force and effect;

     (d) such persons have no knowledge of a basis for any material claim, in any court or before any Agency or arbitration or otherwise against, by or affecting BancGroup or the business, prospects, condition (financial or otherwise), or Assets of BancGroup which would prevent the performance of this Agreement or the transactions contemplated by this Agreement or declare the same unlawful or cause the rescission thereof;

     (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need not express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

     (f) the conditions set forth in this Article 9 insofar as they relate to BancGroup have been satisfied.

   9.4 Opinion of Counsel. Acquired Corporation shall have received an opinion of Miller, Hamilton, Snider & Odom, L.L.C., counsel to BancGroup, dated as of the Closing, substantially in the form set forth in Exhibit B hereto.

   9.5 NYSE Listing. The shares of BancGroup Common Stock to be issued under this Agreement shall have been approved for listing on the NYSE.

   9.6 Other Matters. There shall have been furnished to such counsel for Acquired Corporation certified copies of such corporate records of BancGroup and copies of such other documents as such counsel may reasonably have requested for such purpose.

   9.7 Material Events. There shall have been no determination by the board of directors of Acquired Corporation that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or a general suspension of trading on the NYSE or any other exchange on which BancGroup Common Stock may be traded.

   9.8 Fairness Opinion. Acquired Corporation shall have received from Allen C. Ewing & Co., within five business days prior to the mailing of the Proxy Statement, a letter setting forth its opinion that the Merger Consideration to be received by the shareholders of Acquired Corporation under the terms of this Agreement is fair to them from a financial point of view, and such opinion shall not have been withdrawn as of the Effective Date.

                                   ARTICLE 10

                     CONDITIONS TO OBLIGATIONS OF BANCGROUP

   The obligations of BancGroup to cause the transactions contemplated by this Agreement to be consummated shall be subject to the satisfaction on or before the Effective Date of all of the following conditions except as BancGroup may waive such conditions in writing:

   10.1 Representations, Warranties and Covenants. Notwithstanding any investigation made by or on behalf of BancGroup, all representations and warranties of Acquired Corporation contained in this Agreement shall be true in all material respects on and as of the Effective Date as if such representations and warranties were made on and as of the Effective Date, and Acquired Corporation shall have performed in all material respects all agreements and covenants required by this Agreement to be performed by it on or prior to the Effective Date.

   10.2 Adverse Changes. There shall have been no changes after the date of the most recent balance sheet provided under section 5.4(a)(i) hereof in the results of operations (as compared with the corresponding period of the prior fiscal year), Assets, Liabilities, financial condition, or affairs of Acquired Corporation which constitute a Material Adverse Effect, nor shall there have been any material changes in the Laws governing the business of Acquired Corporation which would impair BancGroup's rights pursuant to this Agreement.

   10.3 Closing Certificate. In addition to any other deliveries required to be delivered hereunder, BancGroup shall have received a certificate from Acquired Corporation executed by the President or Vice President and from the Secretary or Assistant Secretary of Acquired Corporation dated as of the Closing certifying that:

     (a) the Board of Directors of Acquired Corporation has duly adopted resolutions approving the substantive terms of this Agreement and authorizing the consummation of the transactions contemplated by this Agreement and such resolutions have not been amended or modified and remain in full force and effect;


     (b) the shareholders of Acquired Corporation have duly adopted resolutions approving the substantive terms of the Merger and the transactions contemplated thereby and such resolutions have not been amended or modified and remain in full force and effect;

     (c) each person executing this Agreement on behalf of Acquired Corporation is an officer of Acquired Corporation holding the office or offices specified therein and the signature of each person set forth on such certificate is his or her genuine signature;

     (d) the articles of incorporation and bylaws of Acquired Corporation and the Bank referenced in section 5.8 hereof remain in full force and effect and have not been amended or modified since the date hereof;

     (e) to such persons' knowledge, the Proxy Statement delivered to Acquired Corporation's shareholders, or any amendments or revisions thereto so delivered, as of the date thereof, did not contain or incorporate by reference any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made (it being understood that such persons need only express a statement as to information concerning or provided by Acquired Corporation for inclusion in such Proxy Statement); and

     (f) the conditions set forth in this Article 10 insofar as they relate to Acquired Corporation have been satisfied.

   10.4 Opinion of Counsel. BancGroup shall have received an opinion of Smith, Mackinnon, Greeley, Bowdoin & Edwards, P.A., counsel to Acquired Corporation, dated as of the Closing, substantially as set forth in Exhibit C hereto.

   10.5 Controlling Shareholders. Each shareholder of Acquired Corporation who may be an "affiliate" of Acquired Corporation, within the meaning of Rule 145 of the general rules and regulations under the 1933 Act shall have executed and delivered an agreement satisfactory to BancGroup to the effect that such person shall not make a "distribution" (within the meaning of Rule 145) of the Common Stock which he receives upon the Effective Date and that such Common Stock will be held subject to all applicable provisions of the 1933 Act and the rules and regulations of the SEC thereunder, and that such person will not sell or otherwise reduce risk relative to any shares of BancGroup Common Stock received in the Merger until financial results concerning at least 30 days of post-Merger combined operations have been published by BancGroup within the meaning of Section 201.01 of the SEC's Codification of Financial Reporting Policies. Acquired Corporation recognizes and acknowledges that BancGroup Common Stock issued to such persons may bear a legend evidencing the agreement described above.

   10.6 Other Matters. There shall have been furnished to counsel for BancGroup certified copies of such corporate records of Acquired Corporation and copies of such other documents as such counsel may reasonably have requested for such purpose.

   10.7 Dissenters. The number of shares as to which shareholders of Acquired Corporation have exercised dissenters rights of appraisal under section 3.6 does not exceed 10% of the outstanding shares of common stock of Acquired Corporation.

   10.8 Material Events. There shall have been no determination by the board of directors of BancGroup that the transactions contemplated by this Agreement have become impractical because of any state of war, declaration of a banking moratorium in the United States or general suspension of trading on the NYSE or any exchange on which BancGroup Common Stock may be traded.

   10.9 Pooling of Interest. BancGroup shall have received the written opinion of PricewaterhouseCoopers LLP, that the Merger will qualify for the pooling of interests method of accounting under generally accepted accounting principles, provided that, if BancGroup has taken some action that will prevent PricewaterhouseCoopers LLP from delivering said opinion, then BancGroup will be deemed to have waived this condition.

   10.10 Employment or Non Compete Agreements. Key employees as shown by
Schedule 5.5(i) will, prior to the Effective Date, execute agreements in form and substance reasonably acceptable to BancGroup.

   10.11 Amendments to Leases. As of the Effective Date, the leases listed on
Schedule 10.11 shall be amended as shown on said Schedule.

                                   ARTICLE 11

                 TERMINATION OF REPRESENTATIONS AND WARRANTIES

   All representations and warranties provided in Articles 4 and 5 of this Agreement or in any closing certificate pursuant to Articles 9 and 10 shall terminate and be extinguished at and shall not survive the Effective Date. All covenants, agreements and undertakings required by this Agreement to be performed by any Party hereto following the Effective Date shall survive such Effective Date and be binding upon such Party. If the Merger is not consummated, all representations, warranties, obligations, covenants, or agreements hereunder or in any certificate delivered hereunder relating to the transaction which is not consummated shall be deemed to be terminated or extinguished, except that the last sentence of Section 7.4, and Sections 6.2(c)(ii), 7.2, 13.3, Article 11, Article 12, Article 15, any applicable definitions of Article 14 and the Confidentiality Agreement shall survive. Items disclosed in the Exhibits and Schedules attached hereto are incorporated into this Agreement and form a part of the representations, warranties, covenants or agreements to which they relate.

                                   ARTICLE 12

                                    NOTICES

   All notices or other communications which are required or permitted hereunder shall be in writing and sufficient if delivered by hand, by facsimile transmission, by registered or certified mail, postage pre-paid, or by courier or overnight carrier, to the persons at the addresses set forth below (or at such other address as may be provided hereunder), and shall be deemed to have been delivered as of the date so received:

     (a) If to Acquired Corporation to Alfred T. Rogers and Anthony F. Gonzalez, Manufacturers Bancshares, Inc., 4144 N. Armenia Avenue Tampa, Florida 33607, facsimile (407) 872-0668, with copies to John P. Greeley, Esq., Smith Mackinnon, P.A., Suite 800 Citrus Center, 255 South Orange Avenue, Orlando, Florida 32801, facsimile (407) 843-2448, or as may otherwise be specified by Acquired Corporation in writing to BancGroup.

     (b) If to BancGroup, to W. Flake Oakley, IV, One Commerce Street, Suite 803, Montgomery, Alabama, 36104, facsimile (334) 240-5069, with copies to William A. McCrary, Esquire, One Commerce Street, fifth floor, Montgomery, Alabama 36104, facsimile (334) 240-5069, and Willard H. Henson, Miller, Hamilton, Snider & Odom, L.L.C., One Commerce Street, Suite 305, Montgomery, Alabama 36104, facsimile (334) 265-4533, or as may otherwise be specified in writing by BancGroup to Acquired Corporation.

                                   ARTICLE 13

                            AMENDMENT OR TERMINATION

   13.1 Amendment. This Agreement may be amended by the mutual consent of BancGroup and Acquired Corporation before or after approval of the transactions contemplated herein by the shareholders of Acquired Corporation.

   13.2 Termination. This Agreement may be terminated at any time prior to or on the Effective Date whether before or after action thereon by the shareholders of Acquired Corporation, as follows:

     (a) by the mutual consent of the respective boards of directors of Acquired Corporation and BancGroup;

     (b) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any representation or warranty contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach and which breach would provide the non-breaching Party the ability to refuse to consummate the Merger under the standard set forth in section 10.1 of this Agreement in the case of BancGroup and section 9.1 of this Agreement in the case of Acquired Corporation;

     (c) by the board of directors of either Party (provided that the terminating Party is not then in material breach of any representation, warranty, covenant, or other agreement contained in this Agreement) in the event of a material breach by the other Party of any covenant or agreement contained in this Agreement which cannot be or has not been cured within thirty (30) days after the giving of written notice to the breaching Party of such breach, or if any of the conditions to the obligations of such Party contained in this Agreement in Article 9 as to Acquired Corporation or
  Article 10 as to BancGroup shall not have been satisfied in full; or

     (d) by the board of directors of either BancGroup or Acquired Corporation if all transactions contemplated by this Agreement shall not have been consummated on or prior to February 28, 2002, if the failure to consummate the transactions provided for in this Agreement on or before such date is not caused by any breach of this Agreement by the Party electing to terminate pursuant to this Section 13.2(d) provided, that if the Registration Statement on Form S-4 has not been declared effective by the SEC by November 30, 2001, then the deadline set forth in this Section 13.2(d) shall be extended to March 15, 2002.

     (e) without further action by either Party, upon the execution by Acquired Corporation of an agreement which is legally binding on Acquired Corporation with any third party (other than BancGroup or its Subsidiaries) with respect to an Acquisition Proposal if, in connection therewith, BancGroup will have the right to demand the payment of the sum described in section 6.2(c)(ii) by the Acquired Corporation.

   13.3 Damages. In the event of termination pursuant to section 13.2, this Agreement shall become void and have no effect other than as set forth in section 6.2(c)(ii) and except as provided in Article 11, and except that Acquired Corporation and BancGroup shall be liable for damages for any wilful breach of a warranty, representation, covenant or other agreement contained in this Agreement.

                                   ARTICLE 14

                                  DEFINITIONS

   (a) The following terms, which are capitalized in this Agreement, shall have the meanings set forth below for the purpose of this Agreement:

Acquired Corporation..............   Manufacturers Bancshares, Inc., a Florida
                                     corporation.

Acquired Corporation Company......   Shall mean Acquired Corporation, the
                                     Bank, any Subsidiary of Acquired
                                     Corporation or the Bank, or any person or entity acquired as a Subsidiary of Acquired Corporation or the Bank in the future and owned by Acquired Corporation or the Bank at the Effective Date.

Acquired Corporation Options......   Options respecting the issuance of a
                                     maximum of 206,110 shares of Acquired
                                     Corporation common stock pursuant to
                                     Acquired Corporation's stock option
                                     plans.

Acquired Corporation Stock........   Shares of common stock, par value $0.01
                                     per share, of Acquired Corporation.

Acquisition Proposal..............   Shall mean, with respect to a Party, any
                                     tender offer or exchange offer or any
                                     proposal for a merger, acquisition of all of the stock or assets of, or other business combination involving such Party or any of its Subsidiaries or the acquisition of a substantial equity interest in, or a substantial portion of the assets of, such Party or any of its Subsidiaries.

Agencies..........................   Shall mean, collectively, the Federal
                                     Trade Commission, the United States
                                     Department of Justice, the Board of the
                                     Governors of the Federal Reserve System, the Federal Deposit Insurance
                                     Corporation, the Office of Thrift
                                     Supervision, all state regulatory
                                     agencies having jurisdiction over the
                                     Parties and their respective
                                     Subsidiaries, HUD, the VA, the FHA, the
                                     GNMA, the FNMA, the FHLMC, the NYSE, and the SEC.

Agreement.........................   Shall mean this Agreement and Plan of
                                     Merger and the Exhibits and Schedules
                                     delivered pursuant hereto and
                                     incorporated herein by reference.

Assets............................   Of a Person shall mean all of the assets,
                                     properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

BancGroup.........................   The Colonial BancGroup, Inc., a Delaware
                                     corporation with its principal offices in Montgomery, Alabama.

Bank..............................   Manufacturers Bank of Florida, a Florida
                                     state bank.

Closing...........................   The submission of the certificates of
                                     officers, legal opinions and other
                                     actions required to be taken in order to consummate the Merger in accordance with this Agreement.

Code..............................   The Internal Revenue Code of 1986, as
                                     amended.

Common Stock......................   BancGroup's Common Stock authorized and
                                     defined in the restated certificate of
                                     incorporation of BancGroup, as amended.

Confidentiality Agreement.........   Confidentiality Agreement executed by
                                     BancGroup and Acquired Corporation on or around April 18, 2001.

Consent...........................   Any consent, approval, authorization,
                                     clearance, exemption, waiver, or similar affirmation by any Person pursuant to any Contract, Law, Order, or Permit.

Contract..........................   Any written or oral agreement,
                                     arrangement, authorization, commitment,
                                     contract, indenture, instrument, lease,
                                     obligation, plan, practice, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or that is binding on any Person or its capital stock, Assets or business.

Default...........................   Shall mean (i) any breach or violation of
                                     or default under any Contract, Order or
                                     Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any
                                     Liability under, any Contract, Order or
                                     Permit.

DGCL..............................   The Delaware General Corporation Law.

Effective Date....................   Means the date and time at which the
                                     Merger becomes effective as defined in
                                     section 2.7 hereof.

Environmental Laws................   Means the laws, regulations and
                                     governmental requirements referred to in
                                     section 5.23 hereof.

ERISA.............................   The Employee Retirement Income Security
                                     Act of 1974, as amended.

Exchange Ratio....................   The appropriate ratio calculated in the
                                     manner set forth in Section 3.1(a).

Exhibits..........................   A through C, inclusive, shall mean the
                                     Exhibits so marked, copies of which are
                                     attached to this Agreement. Such Exhibits are hereby incorporated by reference herein and made a part hereof, and may be referred to in this Agreement and any other related instrument or document without being attached hereto.

FBCA..............................   The Florida Business Corporation Act

GAAP..............................   Means generally accepted accounting
                                     principles applicable to banks and bank
                                     holding companies consistently applied
                                     during the periods involved.

Knowledge.........................   Means the actual knowledge (or the
                                     knowledge that should have been obtained) after due investigation and inquiry of the Chairman, President, Chief Financial
                                     Officer, Chief Operating Officer, Senior
                                     Counsel or any Senior or Executive Vice
                                     President of BancGroup, in the case of
                                     knowledge of BancGroup. In the case of
                                     Acquired Corporation it means the actual knowledge (or the knowledge that should have been obtained) after due investigation and inquiry by the
                                     Chairman, President, Chief Financial
                                     Officer, Chief Credit Officer, or any
                                     other Executive Officer of Acquired
                                     Corporation or the Bank, in the case of
                                     knowledge of Acquired Corporation.

Law...............................   Any code, law, ordinance, regulation,
                                     reporting or licensing requirement, rule, or statute applicable to a

                                     Person or its Assets, Liabilities or
                                     business, including, without limitation, those promulgated, interpreted or enforced by any Agency.

Liability.........................   Any direct or indirect, primary or
                                     secondary, liability, indebtedness,
                                     obligation, penalty, cost or expense
                                     (including, without limitation, costs of investigation, collection and defense), deficiency, guaranty or endorsement of or by any Person (other than endorsements of notes, bills, checks, and drafts presented for collection or deposit in the ordinary course of business) of any type, whether accrued, absolute or contingent, liquidated or unliquidated, matured or unmatured, or otherwise.

Lien..............................   Any conditional sale agreement, default
                                     of title, easement, encroachment,
                                     encumbrance, hypothecation, infringement, lien, mortgage, pledge, reservation, restriction, security interest, title retention or other security arrangement, or any adverse right or interest, charge, or claim of any nature whatsoever of, on, or with respect to any property or property interest, other than (i) Liens for current property Taxes not yet due and payable, (ii) for depository institution Subsidiaries of a Party, pledges to secure deposits and other
                                     Liens incurred in the ordinary course of the banking business, (iii) Liens in the form of easements and restrictive covenants on real property which do not materially adversely affect the use of such property by the current owner thereof, and (iv) Liens which are not reasonably likely to have, individually or in the aggregate, a Material Adverse
                                     Effect on a Party.

Litigation........................   Any action, arbitration, complaint,
                                     criminal prosecution, governmental or
                                     other examination or investigation,
                                     hearing, inquiry, administrative or other proceeding but shall not include regular, periodic examinations of depository institutions and their Affiliates by
                                     Regulatory Authorities, relating to or
                                     affecting a Party, its business, its
                                     Assets (including Contracts related to
                                     it), or the transactions contemplated by this Agreement. relating to or affecting a Party, its business, its Assets
                                     (including Contracts related to it), or
                                     the transactions contemplated by this
                                     Agreement.

Loan Property.....................   Any property owned by the Party in
                                     question or by any of its Subsidiaries or in which such Party or Subsidiary holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Loss..............................   Any and all direct or indirect payments,
                                     obligations, recoveries, deficiencies,
                                     fines, penalties, interest, assessments, losses, diminution in the value of Assets, damages, punitive, exemplary or consequential damages (including, but not limited to, lost income and profits and interruptions of business), liabilities, costs, expenses (including without limitation, reasonable attorneys' fees and expenses, and consultant's fees and other costs of defense or investigation), and interest on any amount payable to a third party as a result of the foregoing.

Market Value......................   Shall represent the per share market
                                     value of the BancGroup Common Stock at
                                     the Effective Date and shall be
                                     determined by calculating the average of the closing prices of the Common Stock of BancGroup as reported by the NYSE on each of the ten (10) consecutive trading days ending on the trading day five calendar days preceding the Effective Date.

Material..........................   For purposes of this Agreement shall be
                                     determined in light of the facts and
                                     circumstances of the matter in question;
                                     provided that any specific monetary
                                     amount stated in this Agreement shall
                                     determine materiality in that instance.

Material Adverse Effect...........   On a Party shall mean an event, change or
                                     occurrence which has a material adverse
                                     impact on (i) the financial position,
                                     Assets, business, or results of
                                     operations of such Party and its
                                     Subsidiaries, taken as a whole, or (ii)
                                     the ability of such Party to perform its obligations under this Agreement or to consummate the Merger or the other transactions contemplated by this
                                     Agreement, provided that "material
                                     adverse effect" shall not be deemed to
                                     include the impact of (w) changes in
                                     banking and similar laws of general
                                     applicability or interpretations thereof by courts or governmental authorities,
                                     (x) changes in generally accepted
                                     accounting principles or regulatory
                                     accounting principles generally
                                     applicable to banks and their holding
                                     companies, (y) actions and omissions of a Party (or any of its Subsidiaries) taken with the prior informed consent of the other Party in contemplation of the transactions contemplated hereby, and (z) the Merger and compliance with the provisions of this Agreement on the operating performance of the Parties.

Merger............................   The merger of Acquired Corporation with
                                     BancGroup as contemplated in this
                                     Agreement.

Merger Consideration..............   The distribution of BancGroup Common
                                     Stock for each share of Acquired
                                     Corporation Stock (and cash for
                                     fractional shares) as provided in section
                                     3.1(a) hereof.

Net Income........................   Net income in accordance with GAAP.

NYSE..............................
                                     The New York Stock Exchange.

Order.............................   Any administrative decision or award,
                                     decree, injunction, judgment, order,
                                     quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Agency.

Party.............................   Shall mean Acquired Corporation or
                                     BancGroup, and "Parties" shall mean both
                                     Acquired Corporation and BancGroup.

Permit............................   Any federal, state, local, and foreign
                                     governmental approval, authorization,
                                     certificate, easement, filing, franchise, license, notice, permit, or right to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business.

Person............................   A natural person or any legal, commercial
                                     or governmental entity, such as, but not limited to, a corporation, general partnership, joint venture, limited partnership, limited liability company, trust, business association, group acting in concert, or any person acting in a representative capacity.

Proxy Statement...................   The proxy statement used by Acquired
                                     Corporation to solicit the approval of
                                     its stockholders of the transactions
                                     contemplated by this Agreement, which
                                     shall include the prospectus of BancGroup relating to the issuance of the BancGroup
                                     Common Stock to the shareholders of
                                     Acquired Corporation.

Registration Statement............   The registration statement on Form S-4,
                                     or such other appropriate form, to be
                                     filed with the SEC by BancGroup, and
                                     which has been agreed to by Acquired
                                     Corporation, to register the shares of
                                     BancGroup Common Stock offered to
                                     stockholders of the Bank pursuant to his Agreement, including the Proxy Statement.

Resulting Corporation.............   BancGroup, as the surviving corporation
                                     resulting from the Merger.

SEC...............................   United States Securities and Exchange
                                     Commission.

Shareholders Meeting..............   The special meeting of shareholders of
                                     Acquired Corporation called to approve
                                     the transactions contemplated by this
                                     Agreement.

Subsidiaries......................   Shall mean all those corporations, banks,
                                     associations, or other entities of which the entity in question owns or controls
                                     5% or more of the outstanding equity
                                     securities either directly or through an unbroken chain of entities as to each of which 5% or more of the outstanding equity securities is owned directly or indirectly by its parent;

                                     provided, however, there shall not be
                                     included any such entity acquired through foreclosure or any such entity the equity securities of which are owned or controlled in a fiduciary capacity.

Tax or Taxes......................   Means any federal, state, county, local,
                                     foreign, and other taxes, assessments,
                                     charges, fares, and impositions,
                                     including interest and penalties thereon or with respect thereto.

1933 Act..........................   The Securities Act of 1933, as amended.

1934 Act..........................   The Securities Exchange Act of 1934, as
                                     amended.

                                   ARTICLE 15

                                 MISCELLANEOUS

   15.1 Expenses. (a) Except as otherwise provided in this Section 15.1, each of the Parties shall bear and pay all direct costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including filing, registration and application fees, printing fees, and fees and expenses of its own financial or other consultants, investment bankers, accountants, and counsel, except that BancGroup shall bear and pay the filing fees payable in connection with the Registration Statement and printing costs incurred in connection with the printing of the Registration Statement.

   (b) Nothing contained in this Section 15.1 shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a Party of the terms of this Agreement or otherwise limit the rights of the nonbreaching Party.

   15.2 Benefit and Assignment. Except as expressly contemplated hereby, neither this Agreement nor any of the rights, interests, or obligations hereunder shall be assigned by any Party hereto (whether by operation of Law or otherwise) without the prior written consent of the other Party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and assigns.

   15.3 Governing Law. Except to the extent the Laws of the State of Delaware and the State of Florida apply to the Merger, this Agreement shall be governed by, and construed in accordance with the Laws of the State of Alabama without regard to any conflict of Laws.

   15.4 Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to constitute an original. Each such counterpart shall become effective when one counterpart has been signed by each Party thereto.

   15.5 Headings. The headings of the various articles and sections of this Agreement are for convenience of reference only and shall not be deemed a part of this Agreement or considered in construing the provisions thereof.

   15.6 Severability. Any term or provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining terms and provisions thereof or affecting the validity or enforceability of such provision in any other jurisdiction, and if any term or provision of this Agreement is held by any court of competent jurisdiction to be void, voidable, invalid or unenforceable in any given circumstance or situation, then all other terms and provisions, being severable, shall remain in full force and effect in such circumstance or situation and the term or provision shall remain valid and in effect in any other circumstances or situation, except if such omitted term or provision would so materially adversely impact the economic benefits of the transaction to a Party as contemplated by this Agreement so as to render inadvisable the consummation of the Merger.

   15.7 Construction. Use of the masculine pronoun herein shall be deemed to refer to the feminine and neuter genders and the use of singular references shall be deemed to include the plural and vice versa, as appropriate. No inference in favor of or against any Party shall be drawn from the fact that such Party or such Party's counsel has drafted any portion of this Agreement.

   15.8 Return of Information. In the event of termination of this Agreement prior to the Effective Date, each Party shall return to the other, without retaining copies thereof, all confidential or non-public documents, work papers and other materials obtained from the other Party in connection with the transactions contemplated in this Agreement and shall keep such information confidential, not disclose such information to any other person or entity, and not use such information in connection with its business.

   15.9 Equitable Remedies. The parties hereto agree that, in the event of a breach of this Agreement by either Party, the other Party may be without an adequate remedy at law owing to the unique nature of the contemplated transactions. In recognition thereof, in addition to (and not in lieu of) any remedies at law that may be available to the non-breaching Party, the non-breaching Party shall be entitled to obtain equitable relief, including the remedies of specific performance and injunction, in the event of a breach of this Agreement by the other Party, and no attempt on the part of the non-breaching Party to obtain such equitable relief shall be deemed to constitute an election of remedies by the non-breaching Party that would preclude the non-breaching Party from obtaining any remedies at law to which it would otherwise be entitled.

   15.10 Attorneys' Fees. If any Party hereto shall bring an action at law or in equity to enforce its rights under this Agreement (including an action based upon a misrepresentation or the breach of any warranty, covenant, agreement or obligation contained herein), the prevailing Party in such action shall be entitled to recover from the other Party its costs and expenses incurred in connection with such action (including fees, disbursements and expenses of attorneys and costs of investigation).

   15.11 No Waiver. No failure, delay or omission of or by any Party in exercising any right, power or remedy upon any breach or Default of any other Party shall impair any such rights, powers or remedies of the Party not in breach or Default, nor shall it be construed to be a wavier of any such right, power or remedy, or an acquiescence in any similar breach or Default; nor shall any waiver of any single breach or Default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any provisions of this Agreement must be in writing and be executed by the Parties to this Agreement and shall be effective only to the extent specifically set forth in such writing.

   15.12 Remedies Cumulative. All remedies provided in this Agreement, by law or otherwise, shall be cumulative and not alternative.

   15.13 Entire Contract. This Agreement and the documents and instruments referred to herein constitute the entire contract between the parties to this Agreement and supersede all other understandings with respect to the subject matter of this Agreement.

   IN WITNESS WHEREOF, Acquired Corporation and BancGroup have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

ATTEST:                                          MANUFACTURERS BANCSHARES, INC.

BY: /s/ Alfred T. Rogers                         BY: /s/ Anthony F. Gonzalez
  ----------------------------------         ----------------------------------
    Alfred T. Rogers                                 Anthony F. Gonzalez
ITS: President                                   ITS: Chairman of the Board and CEO

(CORPORATE SEAL)

ATTEST:                                          THE COLONIAL BANCGROUP, INC.

BY: /s/ Glenda Allred                            BY: /s/ W. Flake Oakley
  ----------------------------------         ----------------------------------
    Glenda Allred                                    W. Flake Oakley, IV
ITS: Assistant Secretary                         ITS: Executive Vice President,
                                                 Chief Financial Officer and Secretary

(CORPORATE SEAL)

                                                                      APPENDIX B

   607.1301 DISSENTER'S RIGHTS; DEFINITIONS.--The following definitions apply to (S)(S) 607.1302 and 607.1302 and 607.1320:

   (1) "Corporation" means the issuer of the shares held by a dissenting shareholder before the corporate action or the surviving or acquiring corporation by merger or share exchange of that issuer.

   (2) "Fair Value," with respect to a dissenter's shares, means the value of the shares as of the close of business on the day prior to the shareholders' authorized date, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

   (3) "Shareholders' authorization date" means the date on which the shareholders' vote authorizing the proposed action was taken, the date on which the corporation received written consents without a meeting from the requisite number of shareholders in order to authorize the action, or, in the case of a merger pursuant to (S) 607.1104, the day prior to the date on which a copy of the plan of merger was mailed to each shareholder or record of the subsidiary corporation.

   607.1302 RIGHT OF SHAREHOLDERS TO DISSENT.--(1) Any shareholder has the right to dissent from, and obtain payment of the fair value of his shares in the event of, any of the following corporate actions:

     (a) Consummation of a plan of merger to which the corporation is a party:

       1. If the shareholder is entitled to vote on the merger, or

       2. If the corporation is a subsidiary that is merged with its parent under (S) 607.1104, and the shareholders would have been entitled to vote on action taken, except for the applicability of 607.1104;

     (b) Consummation of a sale or exchange of all, or substantially all, of the property of the corporation, other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange pursuant to (S) 607.1202, including a sale in dissolution but not including a sale pursuant to court order or a sale of cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within 1 year after the date of sale;

     (c) As provided in (S) 607.0902(11), the approval of a control-share acquisition;

     (d) Consummation of a plan of share exchange to which the corporation is a party as the corporation the shares of which will be acquired, if the shareholder is entitled to vote on the plan;

     (e) Any amendment of the articles of incorporation if the shareholder is entitled to vote on the amendment and if such amendment would adversely affect such shareholder by:

       1. Altering or abolishing any preemptive rights attached to any of his shares;

       2. Altering or abolishing the voting rights pertaining to any of his shares, except as such rights may be affected by the voting rights of new shares then being authorized of any existing or new class or series of shares;

       3. Effecting an exchange, cancellation, or reclassification of any of his shares, when such exchange, cancellation, or reclassification would alter or abolish his voting rights or alter his percentage or equity in the corporation, or effecting a reduction or cancellation of accrued dividends or other arrearages in respect to such shares;

       4. Reducing the stated reduction price of any of his redeemable shares, altering or abolishing any provision relating to any sinking fund for the redemption or purchase of any of his shares, or making any of his shares subject to redemption when they are not otherwise redeemable;

       5. Making noncumulative, in whole or in part, dividends of any of his preferred shares which had theretofore been cumulative;

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       6. Reducing the stated dividend preference to any of his preferred shares; or

       7. Reducing any stated preferential amount payable on any of his preferred shares upon voluntary or involuntary liquidation; or

     (f) Any corporate action taken, to the extent the articles of incorporation provide that a voting or nonvoting shareholder is entitled to dissent and obtain payment for his shares.

   (2) A shareholder dissenting from any amendment specified in paragraph
(1)(e) has the right to dissent only as to those of his shares which are adversely affected by the amendment.

   (3) A Shareholder may dissent as to less than all the shares registered in his name. In that event, his rights shall be determined as if the shares as to which he has dissented and his other shares were registered in the names of different shareholders.

   (4) Unless the articles of incorporation otherwise provide, this section does not apply with respect to a plan of merger or share exchange or a proposed sale or exchange of property, to the holders of shares of any class or series which, on the record date fixed to determine the shareholders entitled to vote at the meeting of shareholders at which such action is to be acted upon or to consent to any such action without a meeting, were either registered on a national securities exchange or designated as a national market system security on a interdealer quotation system by the National Association of Securities Dealers, Inc., or held of record by not fewer than 2,000 shareholders.

   (5) A shareholder entitled to dissent and obtain payment for his shares under this section may not challenge the corporate action creating his entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

   607.1320 PROCEDURE FOR EXERCISE OF DISSENTERS' RIGHTS.--(1)(a) If a proposed corporate section creating dissenters' rights under (S) 607.1320 is submitted to a vote at a shareholders' meeting, the meeting notice shall state that shareholders are or may be entitled to assert dissenters' rights and be accompanied by a copy of (S)(S) 607.1301, 607.1302, and 607.1320. A shareholder who wishes to assert dissenter's rights shall:

   1. Deliver to the corporation before the vote is taken written notice of his intent to demand payment for his shares if the proposed action is effectuated, and

   2. Not vote his shares in favor of the proposed action. A proxy or vote against the proposed action does not constitute such a notice of intent to demand payment.

     (b) If proposed corporate action creating dissenters' rights under (S)
  607.1302 is effectuated by written consent without a meeting, the corporation shall deliver a copy of (S)(S) 607.1301, 607.1302, and 607.1320 to each shareholder simultaneously with any request for his written consent or, if such a request is not made, within 10 days after the date the corporation received written consents without a meeting from the requisite number of shareholders necessary to authorize the action.

   (2) Within 10 days after the shareholders' authorization date, the corporation shall give written notice of such authorization or consent or adoption of the plan of merger, as the case may be, to each shareholder who filed a notice of intent to demand payment for his shares pursuant to paragraph
(1)(a) or, in the case of action authorized by written consent, to each shareholder, excepting any who voted for, or consented in writing to, the proposed action.

   (3) Within 20 days after the giving of notice to him, any shareholder who elects to dissent shall file with the corporation a notice of such election, stating his name and address, the number, classes, and series of shares. Any shareholder failing to file such election to dissent within the period set forth shall be bound by the terms of the proposed corporate action. Any shareholder filing an election to dissent shall deposit his certificates for certificated shares with the corporation simultaneously with the filing of the election to dissent. The corporation may restrict the transfer of uncertificated shares from the date the shareholder's election to dissent is filed with the corporation.

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   (4) Upon filing a notice of election to dissent, the shareholder shall thereafter be entitled only to payment as provided in this section and shall not be entitled to vote or to exercise any other rights of a shareholder. A notice of election may be withdrawn in writing by the shareholder at any time before an offer is made by the corporation, as provided in subsection (5), to pay for his shares. After such offer, no such notice of election may be withdrawn unless the corporation consents thereto. However, the right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all right of such shareholder to be paid the fair value of his shares shall cease, and he shall be reinstated to have all his rights as a shareholder as of the filing of his notice of election, including any intervening preemptive rights and the right to payment of any intervening dividend or other distribution or, if any such rights have expired or any such dividend or distribution other than in cash has been completed, in lieu thereof, at the election of the corporation, the fair value thereof in cash as determined by the board as of the time of such expiration or completion, but without prejudice otherwise to any corporate proceeding that may have been taken in the interim, if:

     (a) Such demand is withdrawn as provided in this section;

     (b) The proposed corporate action is abandoned or rescinded or the shareholders revoke the authority to effect such action;

     (c) No demand or petition for the determination of fair value by a court has been made or filed within the time provided in this section; or

     (d) A court of competent jurisdiction determines that such shareholder is not entitled to the relief provided by this section.

   (5) Within 10 days after the expiration of the period in which shareholders may file their notices of election to dissent, or within 10 days after such corporate action is effected, whichever is later (but in no case later than 90 days from the shareholders' authorization date), the corporation shall make a written offer to each dissenting shareholder who has made demand as provided in this section to pay an amount the corporation estimates to be the fair value for such shares. If the corporate action has not been consummated before the expiration of the 90-day period after the shareholders' authorization date, the offer may be made conditional upon the consummation of such action. Such notice and offer shall be accompanied by:

     (a) A balance sheet of the corporation, the shares of which the dissenting shareholder holds, as of the latest available date and not more than 12 months prior to the making of such offer; and

     (b) A profit and loss statement of such corporation for the 12-month period ended on the date of such balance sheet or, if the corporation was not in existence throughout such 12-month period, for the portion thereof during which it was in existence.

   (6) If within 30 days after the making of such offer any shareholder accepts the same, payment for his shares shall be made within 90 days after the making of such offer or the consummation of the proposed action, whichever is later. Upon payment of the agreed value, the dissenting shareholder shall cease to have any interest in such shares.

   (7) If the corporation fails to make such offer within the period specific therefor in subsection (5) or if it makes the offer and any dissenting shareholder or shareholders fail to accept the same within the period of 30 days thereafter, then the corporation, within 30 days after receipt of written demand from any dissenting shareholder given within 60 days after the date on which such corporate action was effected, shall, or at its election at any time within such period of 60 days may, file an action in any court of competent jurisdiction in the county in this state where the registered office of the corporation is located requesting that the fair value of such shares be determined. The court shall also determine whether each dissenting shareholder, as to whom the corporation requests the court to make such determination, is entitled to receive payment for his shares. If the corporation fails to institute the proceeding as herein provided, any dissenting shareholders (whether or not residents of this state), other than shareholders who have agreed with the corporation as to the value of their shares, shall be made parties to the proceeding as an action against their shares. The corporation shall serve a copy of the initial pleading in such proceeding upon each dissenting shareholder who is a resident of this state

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

in the manner provided by law for the service of a summons and complaint and upon each nonresident dissenting shareholder either by registered or certified mail and publication or in such other manner as is permitted by law. The jurisdiction of the court is plenary and exclusive. All shareholders who are proper parties to the proceeding are entitled to judgment against the corporation for the amount of the fair value of their shares. The court may, if it so elects, appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have such power and authority as is specified in the order of their appointment or an amendment thereof. The corporation shall pay each dissenting shareholder the amount found to be due him within 10 days after final determination of the proceedings. Upon payment of the judgment, the dissenting shareholder shall cease to have any interest in such shares.

   (8) The judgment may, at the discretion of the court, include a fair rate of interest, to be determined by the court.

   (9) The costs and expenses of any such proceeding shall be determined by the court and shall be assessed against the corporation, but all or any part of such costs and expenses may be apportioned and assessed as the court deems equitable against any or all of the dissenting shareholders who are parties to the proceeding, to whom the corporation has made an offer to pay for the shares, if the court finds that action of such shareholders in failing to accept such offer was arbitrary, vexatious, or not in good faith. Such expenses shall include reasonable compensation for, and reasonable expenses of, the appraisers, but shall exclude the fees and expenses of counsel for, and experts employed by, any party. If the fair value of the shares, as determined, materially exceeds the amount which the corporation offered to pay therefor or if no offer was made, the court in its discretion may award to any shareholder who is a party to the proceeding such sum as the court determines to be reasonable compensation to any attorney or expert employed by the shareholder in the proceeding.

   (10) Shares acquired by a corporation pursuant to payment of the agreed value thereof or pursuant to payment of the judgment entered therefor, as provided in this action, may be held and disposed of by such corporation as authorized but unissued shares of the corporation, except that, in the case of a merger, they may be held and disposed of as the plan of merger otherwise provides. The shares of the surviving corporation into which the shares of such dissenting shareholders would have been converted had they assented to the merger shall have the status of authorized but unissued shares of the surviving corporation.

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                                                                      APPENDIX C

                       [ALLEN C. EWING & CO. LETTERHEAD]


September 21, 2001

Board of Directors
Manufacturers Bancshares, Inc.
4144 Armenia Avenue
Tampa, Florida 33607-1000

Ladies and Gentlemen:

   You have requested the opinion of Allen C. Ewing & Co. ("Ewing") as to the fairness, from a financial point of view, to the shareholders of Manufacturers Bancshares, Inc. (the "Company") of Tampa, Florida, the registered bank holding for Manufacturers Bank of Florida (the "Bank"), in regard to the terms of the proposed acquisition of 100% of the shares of the Company by The Colonial BancGroup, Inc. ("Colonial"), a Delaware corporation, of Montgomery, Alabama (the "Merger"). The shareholders of the Company will receive registered shares of Colonial in a tax-free reorganization pursuant to Section 368(a) of the Internal Revenue Code.

   In arriving at its opinion, Ewing relied upon the accuracy and completeness of the information provided by the Company, which was used in the preparation of the accompanying analysis. Ewing did not conduct an independent verification of such information or perform an independent appraisal of the Company's assets and liabilities.

   Based upon the accompanying analysis and our knowledge of and experience in the valuation of Florida banks and their securities, it is our opinion that the terms of the Merger are fair, from a financial point of view, to the shareholders of the Company.

   The opinion of Ewing is directed to the Board of Directors and does not constitute a recommendation to any shareholder as to how such shareholder should vote at the shareholders' meeting held in connection with the proposed Merger. Ewing has not been requested to opine as to, and the opinion does not address, the Board's underlying business decision to support and recommend the Merger to the shareholders.

Very truly yours,

ALLEN C. EWING & CO.

By: /s/ Benjamin C. Bishop, Jr.

        Benjamin C. Bishop, Jr.



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